Form 10-K405, Exhibit 13
period 1997-12-31
COMMUNITY FIRST BANKING CO
filed 1998-03-26
CIK 1035903

EXHIBIT 13.1



                         COMMUNITY FIRST BANKING COMPANY
                               1997 ANNUAL REPORT

Dear Fellow Shareholders:

     On behalf of the Board of Directors and employees of Community First Banking Corporation (CFBC) and its wholly owned subsidiary, Community First Bank
(CFB), we are pleased to present to you our first annual report.

     1997 was an eventful year for CFBC. Our conversion from mutual to stock ownership was completed on June 27, 1997 and our conversion from a federal thrift to a state banking charter was effective December 29, 1997. The operating numbers contained in this report reflect both events and the positioning of CFB to operate as a commercial bank going forward.

     An overwhelming response to our subscription stock offering was both gratifying and challenging: gratifying in that investors felt enough confidence to invest $48 million with CFBC; challenging in that putting $48 million to work in a prudent and orderly method requires meticulous planning and execution.

     Community First Bank is well into a ten year plan to become a high performance bank on par with our best peers. We recognize that to do this, our high equity ratio has to be addressed. We have previously announced an aggressive stock repurchase plan. We believe a systematic repurchase plan, coupled with other methods of rationalizing our capital, is more beneficial to our stockholders than a one time return of capital.

     1997 was indeed a year of transition and preparation for the future. Only CFBC's employee/owners could have effectively handled so much change so successfully. Community First Bank has enjoyed an honored past. Because of our people's goodwill, dedication and energy, so will CFBC's future be bright. The entire board of directors and the employee/owners are dedicated to long term viability of the CFB family of companies and thus the long term enhancement of shareholder value.

     We look forward to 1998!

Sincerely,



/s/ T. Aubrey Silvey                                 /s/ Gary D. Dorminey
Chairman                                             President and CEO

                             BUSINESS OF THE COMPANY

     Community First Banking Company (the "Company") was incorporated in the State of Georgia on March 12, 1997, for the purpose of becoming a holding company to own 100% of the outstanding capital stock of Carrollton Federal Bank, FSB (the "Savings Bank"). The Savings Bank was organized on August 1, 1994 as a federal savings bank subsidiary of CF Mutual Holdings (the "Mutual Holding Company"), a federally chartered mutual holding company. Prior to that date, the predecessor of the Savings Bank had operated as a mutual savings bank since 1929.

     On  June  27,  1997,  a  plan  of  conversion   and   reorganization   (the
"Conversion") whereby the Company became the unitary holding company for the Savings Bank and the dissolution of the Mutual Holding Company was completed.

     On December 29, 1997, the Savings Bank converted from a federal savings bank regulated by the Office of Thrift Supervision (the "OTS") to a Georgia chartered state commercial bank regulated by the Georgia Department of Banking and Finance (the "Georgia Department") and concurrently changed the name of the institution to Community First Bank (the "Bank").

     The Company is engaged primarily in the business of the directing, planning and coordinating the activities of the Bank and its subsidiaries. Accordingly, the information presented in this Annual Report relates primarily to the Bank. The Bank is a community-oriented financial institution operating from 12 branch offices in western Georgia. These branches provide customary banking services such as customer and commercial checking accounts, NOW accounts, savings accounts, certificates of deposit, lines of credit and MasterCard and VISA credit cards. Lending activities include the origination of consumer and commercial business loans on a secured and unsecured basis, residential mortgage and home-equity loans, and commercial real estate loans.

     The Bank has three operating subsidiaries that broaden the services the Bank offers to the community. The first, CFB Securities, Inc., offers traditional brokerage services and products such as mutual funds, stocks and bonds through a NASD member firm. CFB Securities, Inc. began operations in 1996 and is located in space immediately adjacent to the Bank's main office lobby in Carrollton, Georgia.

     The second subsidiary of the Bank, CFB Financial Inc., began operations in 1996 to service the loan needs of consumers traditionally associated with consumer finance companies. CFB Financial, Inc., has six full-time employees operating in its office in Villa Rica, Georgia, and the Bank's branch in Douglasville, Georgia. This unit offers a wide range of small loans granted in conformity with the Georgia Industrial Loan Act.

     The third subsidiary, CFB Insurance Agency, Inc. began operations in 1997. Based in Bowdon, Georgia, CFB Insurance Agency, Inc. offers a full line of insurance products to existing Bank customers as well as the general public.


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth certain selected consolidated financial data of Community First Banking Company and other data regarding the Mutual Holding Company and the Savings Bank. The data at December 31, 1996, 1995 and 1994, and for the years then ended, have been derived from audited consolidated financial statements of CF Mutual Holdings and subsidiaries. The data at December 31, 1993 and for the year then ended have been derived from audited financial statements of the Carrollton Federal Bank, FSB and subsidiary.

                                                             1997            1996            1995            1994           1993
                                                             ----            ----            ----            ----           ----
                                                                             (In thousands except per share data)
 BALANCE SHEET DATA (YEAR END)
   Loans, gross                                           286,391         272,435         273,171         283,476        262,154
   Earning assets                                         361,675         326,443         314,706         330,801        292,047
   Assets                                                 394,293         352,532         334,477         353,351        312,109
   Deposits                                               315,531         307,756         289,288         289,328        269,624
   Stockholders' equity                                    69,038          25,258          25,030          22,083         19,700
   Common shares outstanding                            2,239,785             N/A             N/A             N/A            N/A

 STATEMENT OF EARNINGS DATA
   Net interest income                                     16,132          13,409          13,217          13,224         13,418
   Provision for loan losses                                2,067           1,143             250              99            822
   Noninterest income                                       3,690           3,244           3,119           2,137          2,003
   Noninterest expense (1)                                 17,670          15,276          11,764          12,325         10,986
   Income taxes (benefit)                                    (28)            (14)           1,375             553          1,175
   Net earnings                                               113             248           2,947           2,384          2,438

 PER COMMON SHARE
 Basic                                                        .05             N/A             N/A             N/A            N/A
 Diluted                                                      .05             N/A             N/A             N/A            N/A
 Cash Dividends declared                                      .30             N/A             N/A             N/A            N/A
 Book Value                                                 30.82             N/A             N/A             N/A            N/A

 KEY PERFORMANCE RATIOS
 Return on average assets                                    .03%           0.07%           0.86%           0.72%          0.78%
 Return on average equity                                    .02%           0.99%          12.51%          11.41%         13.19%
 Net interest margin to average earning assets              4.53%           4.21%           4.07%           4.15%          3.97%
 Average equity to average assets                          12.61%           7.32%           6.85%           6.28%          6.02%
 Noninterest expense to average assets (1)                  4.61%           4.45%           3.42%           3.70%          3.64%
 Efficiency ratio (1)(2)                                   89.14%          91.73%          72.01%          80.23%         72.42%

 OTHER DATA
 Number of full service offices                                12              12               7               8              8

(1)  Includes one-time SAIF assessment of $1,722,575 in 1996.
(2) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income.



                      SELECTED QUARTERLY FINANCIAL RESULTS
                            (in thousands of dollars)

                                                                      4th             3rd            2nd              1st
Year Ended December 31, 1997                                      Quarter         Quarter        Quarter          Quarter

 Interest income                                                    8,110           8,360          7,710            7,273
 Interest expense                                                   3,768           3,797          3,959            3,797
 Net interest income                                                4,342           4,563          3,751            3,476
 Provision for loan losses                                          1,443             320            209               95
 Net interest income after provision for loan losses                2,899           4,243          3,542            3,381
 Noninterest income                                                   873           1,079            958              780
 Noninterest expense                                                6,547           3,973          3,546            3,605
 Earnings (loss) before income taxes                              (2,775)           1,349            954              556
 Income tax expense (benefit)                                       (966)             432            317              188
 Net earnings (loss)                                              (1,809              917            637              368
 Basic earnings per share (1)                                       (.81)             .41            .29              .17
 Diluted earnings per share (1)                                     (.81)             .41            .29              .17

(1) Earnings (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings (loss) per share do not necessarily equal the total for the year.


     In December 1997, the Company recorded certain adjustments resulting in $3.7 million in year end charges. The charges included $1.1 million in additional reserves for loan losses to reflect the continuing change from a thrift to a commercial portfolio; $1.9 million in a non-recurring compensation charge in connection with the approval of the Management Recognition Plan; $.6 million of a non-recurring charge related to the closing of two unprofitable branches and the obsolescence of certain computer equipment associated with the Year 2000 compliance; and $.1 million in charges associated with the conversion to a state banking charter.



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


GENERAL

     As a bank holding company, the Company's financial condition and results of operations are primarily dependent upon its wholly owned subsidiary, the Bank. Consequently, this section discusses principally the operations of the Bank, which directly affect the Company's financial condition and results of operations.

     The Company's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans and investment securities, and interest expense on interest-bearing deposits and other interest bearing liabilities. Net earnings also are dependent, to a lesser extent, on the level of provision for loan losses, non-interest income and non-interest expenses, such as salaries and related benefits, occupancy and equipment, deposit insurance premiums, and miscellaneous other expenses, as well as provisions for federal and state income tax.

     The Bank historically operated as a traditional savings and loan, raising money by offering savings products of relatively short duration and lending this money for the purpose of home financing. As regulations affecting the savings and loan industry changed, the Bank began offering primarily adjustable rate mortgages (ARM's) in 1981. Additional authority for checking accounts and consumer and commercial loans also allowed the Bank to offer additional services to its traditional customer base. On December 29, 1997, the Bank converted from a federal savings bank to a Georgia chartered state bank and thereby gained additional opportunities to diversify its products and services.

     The change in the Bank's loan portfolio from primarily mortgage loans in the 1980s to a mix of approximately 43% mortgage, 33% commercial and 24% consumer at December 31, 1997 has allowed management to better manage asset and liability maturities and increase net interest margin. In addition, the institution's emphasis on shorter term consumer lending and prime rate based commercial lending, along with one-year ARMs tied to an index, has significantly reduced its interest rate risk. The change from a traditional thrift investing in mortgages to a financial institution offering a wider array of financial services has also been necessary to counteract increasing competition from government-sponsored entities for mortgage loans and has lessened the institution's exposure to any single economic cycle. At the same time, the Bank's products and services have become more closely tied to the customer's financial needs.

CHANGES IN FINANCIAL CONDITION

     At December 31, 1997, the Company's consolidated assets totaled $394 million, as compared to $353 million at December 31, 1996. This increase in assets is primarily due to increases in investment securities ($13.5 million, 33.1% increase) and loans ($13.8 million, 5.1% increase) and was funded primarily by proceeds from the stock offering. Total deposits grew $7.8 million, or 2.5%, in 1997 as compared to 6.4% in 1996. Advances from the the Federal Home Loan Bank decreased $10.8 million or 66.3%. Other liabilities grew marginally in 1997. Total equity at December 31, 1997 was $69.0 million, as compared to $25.3 million at December 31, 1996, primarily due to the net proceeds of $46.8 million resulting from the Company's initial public offering of common stock.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Net earnings totaled approximately $113,000 for 1997, a decrease of 54.4% from the $248,000 earned in 1996, which represented a decrease of 92% from the $2.9 million earned in 1995. Return on average assets and return on average equity for the year ended December 31, 1997 were .03% and .02%, respectively, as compared to .07% and .99%, respectively, at December 31, 1996, and .86% and 12.51%, respectively, at December 31, 1995. The 1997 change is attributable to $1.1 million in additional reserves for loan losses to reflect the continuing change from a thrift to a commercial bank portfolio; $1.9 million in a non-recurring compensation charge in connection with the approval of the Management Recognition Plan; $.6 million of a non-recurring charge related to the closing of two unprofitable branches and the obsolescence of certain computer equipment associated with the Year 2000 compliance; and $.1 million in charges associated with the conversion to a state banking charter. The 1996 decrease in income is attributable to the $1.7 million increase in deposit insurance premiums during 1996. The premium increase was primarily due to the special one-time Savings Association Insurance Fund (SAIF) assessment of 65.7 cents per $100 of assessable SAIF deposits effective September 30, 1996. An $893,000 increase in the provision for loan losses during 1996 also contributed to the reduction in earnings in 1996, as well as additional expenses due to the opening of four new branch locations during 1996.

NET INTEREST INCOME

     Net interest income (the difference between interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of operating income. Management actively manages this income source to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

     Net interest income, on a taxable equivalent basis, was $16.2 million in 1997, compared to $13.5 million in 1996 and $13.2 million in 1995. The 20% increase in 1997 was primarily the result of an increase in interest income on investment securities funded by proceeds from the stock offering and an increase in loan volume and increases in yields on loans as the loan portfolio shifted from mortgage loans to higher yielding commercial and consumer loans. The 2% increase in 1996 was the result of the reinvestment of maturing investments and mortgage loans into higher yielding investments and commercial and consumer loans, slightly offset by increases in the cost of funds that were primarily due to promotions offered as part of the opening of the four new branches in Wal*Mart stores during 1996. Total interest income increased 11.6% and 1.7% in 1997 and 1996, respectively.


AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yield, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Dividends received are included as interest income. Average balances for 1997 are average daily balances while average balances for 1996 and 1995 are based on month-end balances. Management believes that the use of average month balances is representative of its operations.

TABLE 1 CONSOLIDATED AVERAGE BALANCES, INTEREST AND RATES


                                                                       1997                                 1996
                                                           --------------------------         -------------------------------
                                                           Average    Interest  Yield/Rate    Average        Interest  Yield/Rate
                                                          Balances  Income/Expense            Balances    Income/Expense
                                                                             (Dollars in Thousands)
Assets:
Interest-earning assets:
    Interest earning deposits and fed funds sold        $   19,268       1,064    5.55 %    $  15,158             822     5.42 %
    Investment securities:
       Taxable                                              51,584       3,653    7.08         30,387           2,411     7.93
       Nontaxable                                            2,099         164    7.81          1,236             127    10.28
                                                        ----------       -----              ---------        --------    -----
       Total investment securities                          53,683       3,817    7.11         31,623           2,538     8.03
    Loans (including loan fees) (1)                        283,723      26,628    9.39        272,786          24,874     9.12
                                                        ----------      ------              ---------        --------     ----
    Total interest-earning assets                          356,674      31,509    8.83        319,567          28,234     8.84
Allowance for loan losses                                  (2,193)                            (2,446)
Cash and due from banks                                      8,980                              9,005
Premises and equipment                                       9,750                              8,327
Other assets                                                 9,763                              9,322
                                                             -----                              -----
    Total assets                                        $  382,974                          $ 343,775
                                                        ==========                          =========

Liabilities and equity:
Interest bearing liabilities:
    Deposits:
       Demand                                           $   48,745       1,501    3.08 %    $  46,821           1,386     2.96 %
       Savings                                              39,223       1,157    2.95         32,991             889     2.69
       Time                                                208,849      11,848    5.67        202,641          11,338     5.60
Other borrowings                                            13,465         815    6.05         18,650           1,169     6.27
                                                          --------        ----              ---------        --------     ----
    Total interest bearing liabilities                     310,282      15,321    4.94        301,103          14,782     4.91
                                                          ========                          =========

Non-interest bearing demand deposits                        21,588                             15,635
Other liabilities                                            2,820                              1,893
Equity                                                      48,284                             25,144
                                                        ----------                          ---------
    Total liabilities and equity                        $  382,974                          $ 343,775
                                                        ==========                          =========
Excess of interest-bearing assets over                 $    46,393                          $  18,464
interest-bearing liabilities
Ratio of interest-bearing assets to interest-bearing       114.95%                            106.13%
liabilities
Net interest income                                                     16,188                                 13,452
                                                                        ======                               ========
Net interest rate spread                                                          3.89 %                                  3.93 %
                                                                                 ======                                  ======
Net interest margin (2)                                                           4.53 %                                  4.21 %
Tax equivalent adjustments

   Investment securities                                                  (56)                                   (43)


Net interest income                                                     16,132                                 13,409
                                                                        ======                               ========


                                                                           1995
                                                             -----------------------------
                                                             Average     Interest   Yield/Rate
                                                            Balances  Income/Expense

Assets:
Interest-earning assets:
    Interest earning deposits and fed funds sold        $    7,993            473      5.92 %
    Investment securities:
       Taxable                                              36,076          2,652      7.35
       Nontaxable                                                0              0         0
                                                         ---------   ------------    ------
       Total investment securities                          36,076          2,652      7.35
    Loans (including loan fees) (1)                        280,613         24,588      8.76
                                                         ---------   ------------    ------
    Total interest-earning assets                          324,682         27,713      8.54
Allowance for loan losses                                  (2,341)
Cash and due from banks                                      7,857
Premises and equipment                                       7,782
Other assets                                                 5,649
                                                             -----
    Total assets                                        $  343,629
                                                        ==========

Liabilities and equity:
Interest bearing liabilities:
    Deposits:
       Demand                                           $   47,566          1,366      2.87 %
       Savings                                              33,280            828      2.49
       Time                                                195,200         10,444      5.35
Other borrowings                                            30,555          1,858      6.08
                                                        ----------   ------------     -----
    Total interest bearing liabilities                     306,601         14,496      4.73
                                                        ==========

Non-interest bearing demand deposits                        11,104
Other liabilities                                            2,367
Equity                                                      23,557
                                                        ----------
    Total liabilities and equity                        $  343,629
                                                        ==========
Excess of interest-bearing assets over                  $   18,081
interest-bearing liabilities
Ratio of interest-bearing assets to interest-bearing       105.90%
liabilities
Net interest income                                                        13,217
                                                                     ============
Net interest rate spread                                                               3.81 %
                                                                                  ==========
Net interest margin (2)                                                                4.07 %
Tax equivalent adjustments

   Investment securities                                                        0


Net interest income                                                        13,217
                                                                     ============

(1) Average balances include nonaccrual loans.
(2) Excludes provision for loan losses.

RATE/VOLUME ANALYSIS

     The banking industry often utilizes two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing sources of funds. The interest rate spread eliminates the impact of noninterest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing noninterest bearing deposits.

     The net interest spread was 3.89% in 1997, 3.93% in 1996 and 3.81% in 1995, while the net interest margin was 4.53% in 1997, 4.21% in 1996 and 4.07% in 1995. The decrease in the spread during 1997 was primarily due to a larger percentage of interest bearing assets being in investment securities (funded by the stock conversion), which have a lower yield than loans. The increase in the margin in 1997 resulted from the greater amount of interest bearing assets funded primarily by the stock conversion proceeds. The increase in the margin and spread during 1996 was primarily due to reinvestment of maturing mortgage loans into higher yielding commercial and consumer loans. The table below shows the change in net interest income for the past two years due to changes in volume and rate, on a tax equivalent basis (assuming a 34% tax rate).

TABLE 2  RATE / VOLUME VARIANCE ANALYSIS

                                    1997 Compared to 1996               1996 Compared to 1995
                                    ---------------------               ---------------------
                                     Increase (decrease)                 Increase (decrease)
                                      due to changes in                   due to changes in
                                ----------------------------      -----------------------------
                                             Yield/     Net                   Yield/      Net
                                 Volume      Rate     Change      Volume       Rate      Change
                                                                     (In Thousands)
Interest income on:
Interest earning deposits and
federal funds sold              $   442       (200)       242        392        (43)       349

Investment securities:
     Taxable                      1,268        (26)     1,242       (439)       198       (241)
     Nontaxable                      72        (35)        37        127       --          127

Loans (including loan fees)       1,074        680      1,754       (697)       983        286
                                -------    -------    -------    -------    -------    -------

Total interest income             2,856        419      3,275       (617)     1,138        521

Interest expense on:
Deposits:
     Demand                         155        (40)       115        (22)        42         20
     Savings                        169         99        268         (7)        68         61
     Time                           382        128        510        402        492        894
Other borrowings                   (303)       (51)      (354)      (745)        56       (689)
                                -------    -------    -------    -------    -------    -------

Total interest expense              403        136        539       (372)       658        286
                                -------    -------    -------    -------    -------    -------

Net interest income               2,453        283      2,736       (245)       480        235
                                =======    =======    =======    =======    =======    =======

NONINTEREST INCOME

     Noninterest income consists primarily of revenues generated from service charges and fees on deposit accounts and profits earned through sales of credit life insurance. In addition, gains or losses realized from the sale of investment portfolio securities are included in noninterest income. Total noninterest income for 1997 increased 13.7% or $446,000 above that for 1996. The primary contributor to noninterest income growth in 1997 was the continued growth in service charges on deposits resulting from an increase in the number of transaction accounts. Income from insurance sold increased by $97,000 or 23% in 1997. This increase is attributable to the sales and marketing efforts of CFB Financial, Inc., the finance company subsidiary of the Bank. Total noninterest income for 1996 increased 4% or $125,000 above that for 1995. The primary contributor to noninterest income growth in 1996 was the continued growth in service charges on deposits resulting from an increase in the number of transaction accounts.

     The growth in noninterest income was the result of management's continuing efforts to build stable sources of fee income, which includes service charges on deposits and loans and sales of credit life insurance. This growth is being accomplished through expansion of the Bank's locations.

     Fee income from service charges on deposit accounts increased $380,000 or 16% in 1997 and increased $344,000 or 17% in 1996. This increase is due primarily to the increase in the number of demand deposit accounts. The number of demand deposit accounts increased by 3,044 or 14% from December 31, 1996 to 1997. Continued emphasis on low cost checking account services, appropriate pricing for transaction deposit accounts and fee collection practices for other deposit services contributed to the increased level of income for 1997.

     Net gains on sales of securities available for sale decreased $198,000 during 1997 and $189,000 in 1996. Management periodically liquidates securities available for sale to meet loan demand and other liquidity needs.

NONINTEREST EXPENSE

     Noninterest expense for 1997 increased $2,394,000 or 15.7% and increased 30% in 1996. Salaries and employee benefits for 1997 increased $3,190,000 or 49.4% and increased $1,106,000 or 21% during 1996. The increase in 1997 is due partially to a $1,853,000 bonus accrued in 1997 to reimburse recipients for the tax liability relating to preferred stock awards granted to the directors and certain executive officers. Salaries and wages increased $767,000 in 1997 or 16% primarily due to staffing needs at the Wal*Mart branches that were opened from March through September 1996 and were open throughout the entire year of 1997. One additional branch was opened in July 1997 on Maple Street in Carrollton, Georgia. The Carrollton Kroger in store branch operations and personnel were transferred to a newly constructed branch office in the new McIntosh shopping center when it opened in July 1997. Retirement contributions increased by $647,000 or 563% due to the implementation of an Employee Stock Ownership Plan
(ESOP) as part of the stock conversion. Net occupancy expense increased $299,000 or 18.6% in 1997 and increased $114,000 or 7.6% in 1996. The 1997 change was due to the four Wal*Mart branches being opened for the full year in 1997 and the two new branch locations opened in 1997. The 1996 increase was due primarily to increased depreciation related to new banking facilities and costs to operate new branches.

     Deposit insurance premiums decreased $2.2 million in 1997 from 1996. This decrease is attributed primarily to a one-time assessment to all SAIF institutions which was $1.7 million for the Company for the year ended December 31,1996 and to a significant reduction in the rate of deposit insurance assessment.

     The provision of $505,000 for the loss on abandonment of premises and
equipment  relates  to  the  closing  of  two  unprofitable   branches  and  the
obsolescence of certain computer equipment associated with Year 2000 compliance.

     Other operating expenses, including advertising, office supplies, and data processing increased 12% in 1997 and 13.7% in 1996. Management continues to emphasize the importance of expense management and productivity in order to further decrease the cost of providing expanded banking services to a growing market base.

INCOME TAXES

     An income tax benefit of $28,000 was recognized for the year ended December 31, 1997 and an income tax benefit of $14,000 was recognized for the year ended December 31, 1996. The effective tax rate for 1997 differed from the expected 34% federal rate applied to earnings before income taxes primarily due to tax exempt interest income. See Note (8) of the Notes to Consolidated Financial Statements.

INVESTMENT SECURITIES

     The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. There were no trading securities at December 31, 1997 and 1996. Securities held to maturity are those securities for which the Company has the ability and intent to hold to maturity. All other securities are classified as available for sale. Securities available for sale are recorded at fair value. Securities held to maturity are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     At December 31, 1997, approximately 3.85% of the Company's investment securities and other investments were comprised of mortgage-backed securities that are insured or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), (FNMA) or Government National Mortgage Association (GNMA). Collateralized Mortgage Obligations (CMOs) not insured or guaranteed by FHLMC, FNMA or GNMA comprised 15.23% of the investment portfolio, U.S. government agency obligations comprised 56.31%, preferred stock of FNMA comprised 3.56%, FHLB stock comprised 3.91%, municipal securities comprised 5.28% and common stock comprised 11.86% of such portfolio at December 31, 1997.

     The Company's securities portfolio is managed in accordance with the Company's Investment Policy adopted by the Board of Directors and administered by the Asset/Liability Committee, which consists of an outside director, the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Senior Vice President. The policy lists specific areas of permissible investments consistent with the Company's investment strategy. Under the Company's policy, at the time of purchase of an investment security, management designates the security as either held for maturity or available for sale based on the Company's investment objectives, operational needs and intent. The Company does not maintain a trading account portfolio. Investment activities are monitored to ensure that they are consistent with established guidelines and objectives.

     The following table sets forth certain information regarding the classifications of the Company's investment securities at December 31, 1997, 1996 and 1995. Securities classified as available for sale are carried at their estimated fair value at December 31, 1997. There were no securities available for sale at December 31, 1995. Securities held to maturity are carried at amortized cost at all respective dates. There were no trading securities at December 31, 1997, 1996 or 1995.

TABLE 3  CARRYING VALUE OF INVESTMENTS

Securities available for sale:
                                                            1997                         1996
                                                            ----                         ----
                                                                    (In Thousands)

U.S. Treasuries                                       $    3,013                   $        --
U.S. Government agencies                                  23,248                        18,830
State, county and municipals                               2.159                         2,231
Mortgage-backed securities                                11,552                        12,866
Equity securities                                          9,520                            --
                                                      ----------                   -----------
                                                      $   49,492                   $    33,927
                                                      ==========                   ===========

Securities held to maturity:

                                                 1997                 1996               1995
                                                 ----                 ----               ----
                                                                (In Thousands)
U.S. Treasuries                                 $  --                  500              1,251
U.S. Government agencies                        5,669                6,216              7,142
State, county and municipals                      115                  115                115
Mortgage-backed securities                        222                  933              1,870
                                              -------              -------            -------

                                              $ 6,006                7,764             10,378
                                              -------              -------            -------

Total investment securities                   $55,498               41,691             10,378
                                              =======              =======            =======


     The following table presents the expected maturity of the total investment securities portfolio by maturity date and average yields based upon amortized cost, (for all obligations on a fully taxable basis assuming a 34% tax rate) at December 31, 1997. It should be noted that the composition and maturity/repricing distribution of the investment portfolio is subject to change depending upon rate sensitivity, capital needs and liquidity needs.

TABLE 4  EXPECTED MATURITY OF INVESTMENT SECURITIES

Expected Maturity of Investment Securities
                                                         After one             After five
                                  Within one year   but within five years  but within ten years After ten years
                                  Amount   Yield      Amount   Yield         Amount   Yield      Amount   Yield        Totals
                                 ----------------   --------------------   -------------------  ----------------      -------
                                                                 Dollars in Thousands)


Securities held to maturity:
    U.S. Treasury Securities           -       -           -       -              -        -           -       -            -
    U.S. Government Agencies       2,669   6.57%           -       -          3,000    6.84%           -       -        5,669
    State, county and municipals       -       -         115   4.55%              -        -           -       -          115
    Mortgage-backed securities        45   5.34%          61   8.67%            116    7.31%           -        -         222
                                      --  ------          --   -----           ---    -----            -        -      ------
                                   2,714   6.55%         176   5.98%          3,116    7.31%           -        -       6,006
                                    =====  ======       =====   =====        ======    =====      ======    =====      ======

Securities available for sale:
    U.S. Treasury Securities           -       -       2,995   5.97%             -        -            -       -        2,995
    U.S. Government Agencies           -       -       2,001   6.95%         11,958    7.31%       9,162    8.00%      23,121
    State, county and municipals       -       -         157   6.73%              -        -       1,927    8.67%       2,084
    Mortgage-backed securities         -       -           -       -          1,930    6.86%       9,460    7.27%      11,390
Equity securities:
      FNMA Preferred Stock         2,018       -           -       -              -        -           -        -       2,018
      Common Stock (Banks)         6,715       -           -       -              -        -           -        -       6,715
                                   -----  -----        -----   -----         ------    -----      ------    -----       -----
                                   8,733       -       5,153   6.40%         13,888    7.25%      20,549    7.73%      48,323
                                   =====  ======       =====   =====         ======    =====      ======    =====      ======

LENDING ACTIVITIES

     The Bank has general authority to originate and purchase loans secured by real estate, secured or unsecured loans for commercial, corporate, business, or agricultural purposes, loans for personal, family, or household purposes, and may issue credit cards and extend credit in connection therewith. While not restricted by law, the Bank limits its lending activities mainly to the counties in which it has offices.

     At December 31, 1997, the Bank's loans-to-one borrower limit was $5.8 million and its five largest loans or groups of loans-to-one borrower, including related entities, were $5.0 million, $3.8 million, $2.9 million, $2.8 million and $2.6 million. The $5.0 million loan is a development loan secured by a 228 lot residential subdivision and an 18 hole golf course. The $3.8 million loan was to purchase a clothing manufacturing business secured by real estate and equipment, inventory, furniture, fixtures, and accounts receivable. The $2.9 million is a commercial installment loan secured by five convenience stores and gas stations. The $2.8 million is a single pay note secured by undeveloped commercial real estate and the $2.6 million is commercial installment note secured by a restaurant, motel and adjacent real estate. Both of these notes ($2.8 and $2.6 million) represent the Bank's participation with other lenders on these credits.

     Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan at the dates indicated.


TABLE 5  LOAN PORTFOLIO

                                                                            December 31,
                                                                            ------------
                                           1997               1996               1995                1994               1993
                                     Amount       %      Amount      %      Amount      %      Amount      %       Amount      %
                                     --------------  ------------------  -----------------  -----------------   -----------------

                                                                    (Dollars in Thousands)

Real estate mortgage loans             $122,969   43%  $146,577    54%     $175,039    64%    $196,761     69%   $195,682       75%
Real estate construction loans              334    *         34      *        2,348      1       1,451      1         866        *
Commercial loans                         95,182   33     57,786     21       43,944     16      38,755     14      27,759       11
Consumer(1) and other installment loans  67,906   24     68,038     25       51,840     19      46,509     16      37,846       14
                                         ------          ------              ------             ------             ------

Total loans                             286,391  100%   272,435    100%     273,171    100%    283,476    100%    262,153      100%
                                        =======  ====   =======    ====     =======    ====    =======    ====    =======      ====

Less:  Allowance for loan losses          2,789           2,601               2,291              2,392              2,686
                                          -----           -----               -----              -----              -----
Loans, net                             $283,602        $269,834            $270,880           $281,084           $259,467
                                       ========        ========            ========           ========           ========
---------------------
*Indicates less than one percent.

(1) Includes home equity loans secured by residential real estate, as well as other consumer loans.

CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES

     The following table sets forth certain information at December 31, 1997 regarding the dollar amount of loans maturing or repricing in the Bank's portfolio based on the contractual terms to maturity, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity or repricing and overdrafts are reported as due in one year.

TABLE 6  LOAN PORTFOLIO MATURITIES

                                       1 year
                          Less Than   through       Over
       Loan Type             1 year   5 years    5 years      Total
--------------------------------------------------------------------
                                       (In Thousands)
Mortgage (1)                $66,925   $24,646    $31,398   $122,969
Construction                    334         -          -        334
                                ---         -          -        ---
Total                       $67,259   $24,646    $31,398   $123,303
                            =======   =======    =======   ========

--------------

(1) Includes second mortgage loans on one-to-four family residential properties of $17,437.

    The following table sets forth, as of December 31, 1997, the dollar amount of all loans, before net items, maturing or repricing after one year from December 31, 1997 that have fixed interest rates or that have adjustable interest rates.

TABLE 7  RATE STRUCTURE FOR LOANS MATURING OVER ONE YEAR

                                    Adjustable
                       Fixed Rates     Rates        Total
                                   (In Thousands)

Mortgage                  $51,936      $4,108     $56,044
Construction                    -           -           -
                          -------      ------     -------
Total                     $51,936      $4,108     $56,044
                          =======      ======     =======

     Scheduled contractual amortization of loans does not reflect the actual term of the Bank's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sales clauses, which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The Bank manages asset quality and controls risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices. The Bank's loan administration function is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures across the Bank.

     The provision for loan losses is the annual cost of providing an adequate allowance for anticipated potential future losses on loans. The amount each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

     Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are made on a regular basis during the year.

     These reviews are made by the responsible lending officers, as well as a separate credit review department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, and other factors, including prevailing and anticipated economic conditions.

     Whenever a loan, or portion thereof, is considered by management to be uncollectible, it is charged against the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses. Such agencies may require the Banks to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     The provision for loan losses increased 81% in 1997 compared to a 357% increase in 1996. The allowance for loan losses as a percentage of total loans increased to .97% in 1997 from .95% at year end 1996.

         Net loan chargeoffs for 1997 were higher than 1996 because the Company chose to write down certain loans in preparation for conversion to a state chartered commercial bank. These write downs were the result of higher deficiency balances associated with consumer loans and credit card loans as well as write downs taken upon the foreclosure of real estate. The Bank does not currently allocate the allowance for loan losses to the various loan categories.


TABLE 8  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                                                Year Ended December 31,
                                                   ------------------------------------------------------------------------------
                                                        1997           1996            1995            1994            1993
                                                        ----           ----            ----            ----            ----
                             (Dollars in Thousands)

Allowance at beginning of period                       $ 2,601          $ 2,291       $ 2,392         $ 2,687         $ 2,027
Provisions                                               2,067            1,143           250              99             822
Charge-offs
     Mortgage loans                                        351               32            82             277             165
     Commercial loans                                       95              117            59               -               -
     Consumer loans                                      1,768              776           307             181              88
                                                         -----              ---           ---             ---              --
         Total charge-offs                               2,214              925           448             458             253

Recoveries
     Mortgage loans                                         42               25             7              40              64
     Commercial loans                                        -                -             -               -               -
     Consumer loans                                        293               67            90              24              25
                                                           ---               --            --              --              --
         Total Recoveries                                  335               97            97              64              91
     Net charge-offs                                     1,879              833           351             394             162

Allowance at end of period                              $2,789           $2,601        $2,291          $2,392          $2,687
                                                        ======           ======        ======          ======          ======
Allowance for loan losses to total
non-performing loans at end of period                   254.00%          41.66%         99.61%          76.64%          72.06%
Allowance for loan losses to average loans at
end of period                                             1.00%           0.95%          0.82%           0.88%           1.04%
Net charge-offs to average loans outstanding
during the period                                         0.67%           0.31%          0.13%           0.14%           0.06%
Average gross loans (1)                               $279,412         $272,803      $278,323        $272,815        $259,189

(1) Beginning and ending annual period balances were used to calculate average gross loans.

ASSET QUALITY

     At December 31, 1997, non-performing assets, comprised of nonaccrual loans, other real estate owned and loans for which payments are more than 90 days past due totaled $7.7 million compared to $6.4 million at year end 1996. The increase from 1996 is primarily attributable to the foreclosure of five real estate construction loans in the fourth quarter of 1997 totaling $1.1 million.

     It is the general policy of the Bank to stop accruing interest income and place the recognition of interest on a cash basis when a loan is placed on nonaccrual status and any interest previously accrued but not collected is reversed against current income. Loans made by the Bank to facilitate the sale of other real estate are made on terms comparable to loans of similar risk.

     There were no commitments to lend additional funds on nonaccrual loans at December 31, 1997. Table 9 summarizes the Bank's non-performing assets for each of the last five years.

TABLE 9 - RISK ELEMENTS

                                                                             December 31,
                                                      1997          1996          1995          1994         1993
                                                      ----          ----          ----          ----         ----
                                                                        (Dollars in Thousands)
Non-accruing loans:
     Mortgage                                              674        943          1,203         1,411        2,239
     Construction                                          199          -              -             -            -
     Commercial                                             78      3,900            582           245           39
     Consumer                                              147      1,400            515         1,465        1,451

Accruing loans greater
     than 90 days delinquent:
     Mortgage                                                -          -              -             -            -
     Construction                                            -          -              -             -            -
     Commercial                                              -          -              -             -            -
     Consumer                                                -          -              -             -            -
                                                     ---------  ---------     ----------    ----------    ---------
                                                         -
     Total non-performing loans                          1,098      6,243          2,300         3,121        3,729

Real estate owned(1)                                     6,628        180            253           968          801
                                                     ---------  ---------     ----------    ----------    ---------
     Total non-performing assets                         7,726      6,423          2,553         4,089        4,530

     Total non-performing loans as a
     percentage of total net loans                       0.39%      2.31%          0.85%         1.11%        1.72%

     Total non-performing assets as
     a percentage of total assets                        1.96%      1.82%          0.76%         1.16%        1.45%

(1)       Consists of real estate acquired by foreclosure.

RISK ELEMENTS

     There may be additional loans within the Bank's portfolio that may become classified as conditions dictate; however, management was not aware of any such loans that are material in amount at December 31, 1997.

     This section of the Annual Report contains forward-looking statements involving risks and uncertainties. Results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks involving the potential adverse effect of changes in interest rates and the current interest rate environment, costs relating to Year 2000 compliance, loan losses and the adequacy of the Company's loan loss reserve, changes in regulation and legislation, and competition. See the Company's Annual Report on Form 10-K for the year ended December 31, 1997 for additional information.

SOURCE OF FUNDS

     GENERAL. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments, principal, interest and dividend payments on investments and other sources. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

     DEPOSITS. The Bank's deposits are attracted principally from within the Bank's primary market area through the offering of a wide selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, and term certificate accounts. Included among these deposit products are individual retirement account certificates of approximately $47.4 million at December 31, 1997. Deposit account terms vary, with the principal references being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. As of December 31, 1997, the certificates of deposit with principal amounts of $100,000 or more totaled $45.9 million.

     Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     The Bank does not advertise for deposits outside its local market area or utilize the services of deposit brokers. A listing on the Internet has been established primarily for people relocating to the Bank's primary market area.

     The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Bank at the dates indicated.

TABLE 10 DEPOSITS

                                                               December 31,
                                     1997                           1996                           1995
                            -----------------------     -------------------------       -------------------------
                                         Weighted                        Weighted                       Weighted
                                          Average                         Average                        Average
                           Amount      Interest Rate       Amount      Interest Rate     Amount       Interest Rate

                                                            (Dollars in Thousands)
Time deposits               $207,326         5.72 %     $210,488            5.6 %        $198,870           5.6 %
Savings accounts              38,273         3.17         34,077            3.0            31,737           2.6


Transaction accounts
NOW and money
     market accounts          51,198         2.09         47,288            2.6            46,626           2.5

Non-interest
     bearing accounts         18,734                      15,903                           12,055
                              ------                    --------                      -----------

Total transaction
     accounts                 69,932                      63,191                           58,681
                              ------                    --------                      -----------

Total deposits              $315,531                    $307,756                         $289,288
                            ========                    ========                      ===========

     The following table sets forth the maturities of the Bank's certificates of deposit having principal amounts of $100,000 or more at December 31, 1997.

TABLE 11 MATURITIES OF CERTIFICATES OF DEPOSIT OVER $100,000

         CERTIFICATES OF DEPOSIT
         MATURING IN:                                (In Thousands)

         Less than three months                      $  7,640
         Three to six months                           13,444
         Six to 12 months                              10,319
         Over 12 months                                14,492
                                                      -------
              Total certificates of deposit with
              balances of $100,000 or more            $45,895


     BORROWINGS. The Bank may obtain advances from the FHLB of Atlanta upon the security of its FHLB of Atlanta stock and certain of the Bank's residential mortgage loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of deposit accounts and to permit increased lending.

     The Bank had $5.5 million FHLB advances outstanding at December 31, 1997. All were fixed rate advances and had a weighted average rate of 5.73%.

     The following table sets forth the maximum month-end balance and average balance of the Bank's FHLB advances during the periods indicated. See also Note
(6) to the Consolidated Financial Statements.

TABLE 12 FHLB ADVANCES

                                                                     Year Ended December 31
                                                                     ----------------------
                                                    1997                      1996                       1995
                                                    ----                      ----                       ----
                                                                    (Dollars in Thousands)
Maximum balance                                   $16,295                     $20,236                   $40,277
Average balance                                    12,071                      16,514                    28,257
Weighted average interest rate
         during year                                 5.70 %                      5.56 %                    6.81 %
Balance outstanding at year-end                    $5,495                     $16,295                   $15,595
Weighted average interest rate
         at year-end                                 5.73 %                      5.90 %                    6.05 %

     The following table sets forth certain information as to the Bank's long-term (terms to maturity in excess of 90 days) and short-term (terms to maturity of 90 days or less) FHLB advances at the dates indicated.

TABLE 13 LONG-TERM AND SHORT TERM FHLB ADVANCES

                                                                       December 31,
                                                 1997                      1996                        1995
                                                 ----                      ----                        ----
                                                                    (Dollars in Thousands)
FHLB long-term advances                         $5,120                     $ 6,295                      $7,095
Weighted average interest rate                    5.72 %                      5.68 %                      5.64 %
FHLB short-term advances                          $375                     $10,000                      $8,500
Weighted average interest rate                    5.84 %                      5.49 %                      7.78 %

INTEREST RATE SENSITIVITY MANAGEMENT

     The absolute level and volatility of interest rates can have a significant impact on the Company's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve the Company's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

     During 1997, the Company used no derivative financial instruments for interest rate risk management, although interest rate caps have been used to a limited degree in prior years. The Company anticipates continued limited use of derivative interest rate contracts when appropriate in its asset-liability rate management.

     The Company uses income simulation modeling as the primary tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also such other potential causes of variability as earning asset volume, mix, yield curve relationships, customer preferences and general market conditions.

     Interest rate sensitivity is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons: immediate, one to three months, four to twelve months, one to five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. Table 14 shows interest sensitivity gaps for these different intervals as of December 31, 1997.

TABLE 14 INTEREST RATE SENSITIVITY ANALYSIS
               (in thousands of dollars)

                                                         Immediate      Four Through     One Through
                                                       Through Three       Twelve            Five          Over
                                                           Months          Months            Years      Five Years         Totals
Interest earning assets:
   Interest bearing deposits and federal funds sold       19,517                 -               -               -         19,517
   Investment securities                                       -            12,234           5,355          37,909         55,498
   Other investments                                       2,269                 -               -               -          2,269
   Loans (including mortgage loans held for sale)         86,221            96,511          77,593          24,066        284,391
                                                          ------            ------          ------          ------        -------

Total interest-earning assets                            108,007           108,745          82,948          61,975        361,675

   Interest-bearing demand and savings deposits           11,771            35,313          42,387               -         89,471
   Time deposits                                          50,078            99,522          57,504             222        207,326
   FHLB advances                                             375             1,575             643           2,902          5,495
   Subordinated debt                                           -                 -             900               -            900
                                                          ------            ------          ------          ------        -------


Total interest-bearing liabilities                        62,224           136,410         101,434           3,124        303,192

Interest sensitivity gap per period                       45,783          (27,665)        (18,486)          58,851

Cumulative interest sensitivity gap                       45,783            18,118           (368)          58,483

Cumulative gap as a percentage of total
   interest-earning assets                                12.65%             5.01%         (0.10%)          16.17%

Cumulative interest-earning assets as a percentage
   of cumulative interest-bearing liabilities            173.58%           109.13%          99.88%         119.29%


     As seen in the preceding table, for the first 365 days 65.5% of earning asset funding sources will reprice compared to 59.9% of all interest earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the Company's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

     Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest rate sensitivity analysis report. These prepayments may have significant effects on the Company's net interest margin. Because of these factors an interest sensitivity gap report may not provide a complete assessment of the Company's exposure to changes in interest rates.

     Table 14 indicates the Company is in a slightly asset sensitive or positive gap position at twelve months. This asset sensitive position would generally indicate that the Company's net interest income would increase should interest rates rise and would decrease should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal sensitivity to parallel shifts in interest rates. Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin.

LIQUIDITY AND CAPITAL RESOURCES

     The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs of the Company and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of the bank to maintain a high level of liquidity in all economic environments. Liquidity is defined as the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company's ability to meet the day to day cash flow requirements of the Companys' customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary functions of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

     The primary function of asset and liability management is not only to assure adequate liquidity in order for the Company to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can also meet the investment returns anticipated by its shareholders. Daily monitoring of the sources and use of funds is necessary to maintain an acceptable cash position that meets both requirements. In a banking environment, both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

     The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of securities. Installment loan payments are becoming an increasingly important source of liquidity for the Company as this portfolio continues to grow. Loans that mature or reprice in one year or less amounted to $153 million at December 31, 1997. Investment securities maturing in the same time frame totaled $2.7 million. Other short-term investments such as federal funds sold and maturing interest bearing deposits with other banks are additional sources of liquidity funding.

     The liability portion of the balance sheet provides liquidity through various customers' interest bearing and non-interest bearing deposit accounts. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs. Liquidity is also provided by advances from the FHLB of Atlanta.

     As disclosed in the Company's Consolidated Statements of Cash Flows included in the Consolidated Financial Statements, net cash provided by operating activities increased $5.3 million primarily due to the increases in noncash expenses - depreciation and amortization and provision for loan losses. Net cash used in investing activities of $36.7 million consisted primarily of net loans originated of $22.4 million and securities purchased of $27.2 million funded largely by sales, maturities and paydowns of investment securities of $15.1 million. Net cash provided by financing activities provided the remainder of funding sources for 1997. The $38.2 million of net cash provided consisted primarily of $46.8 million in net proceeds from the issuance of common stock and a $7.8 million increase in deposit accounts, coupled with payments of FHLB advances of $10.8 million and the purchase of ESOP stock of $3.9 million.

     Management considers the Company's liquidity position at the end of 1997 to be sufficient to meet its foreseeable cash flow requirements for the next 12 months. Reference should be made to the Consolidated Statements of Cash Flows appearing in the Consolidated Financial Statements for a three-year analysis of the changes in cash and cash equivalents resulting from operating, investing and financing activities.

IMPACT OF NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual report and interim reports issued to stockholders. The provisions of both statements are effective for fiscal years beginning after December 15, 1997. The management of the Company believes that the adoption of these statements will not have a material impact on the reporting of the Company's financial position, results of operations or liquidity.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

YEAR 2000 ISSUES

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including among other things a temporary inability to process transactions, produce statements or engage in similar normal banking activities. The Company's Board of Directors and executive management has acknowledged the possibility of this problem. They have assigned a member of senior management to be responsible for oversight of identification and correction of Year 2000 issues within the Company.

     The Company has identified all hardware and software that need date-sensitive testing to comply with the Year 2000 issue. Vendors and suppliers have been contacted for information concerning their products and company's readiness for the Year 2000 issue. The Company is utilizing both inside and outside resources for testing of all hardware and software. The Company's main supplier of core processing software and our core processing service provider will begin testing of their products during the second and third quarters of 1998. The Company internally has begun testing hardware and should have internal software testing starting during the second quarter of 1998. All testing and corrective processes for Year 2000 problems should be completed by December 31, 1998.

     The total budget for the Year 2000 efforts has not been completed. To date, $252,000 has been set aside to address hardware replacement and upgrades. All expenses associated with year 2000 corrections will be expensed in the year incurred and will be funded through normal operating cash flow.

     The costs and completion dates for testing and corrections of Year 2000 problems are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer programs, and similar uncertainties.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






The Board of Directors
Community First Banking Company


We have audited the accompanying consolidated balance sheets of Community First Banking Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First
Banking Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 27, 1998

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1997 and 1996

                                     Assets
                                                                                                   1997         1996
                                                                                                    (in thousands)
 Cash and due from banks, including reserve requirements
 of $1,949,000 and $1,658,000                                                                $    10,767       11,061
 Interest-bearing deposits in financial institutions                                               1,862        3,356
 Federal funds sold                                                                               17,655        8,680
                                                                                                  ------        -----
            Cash and cash equivalents                                                             30,284       23,097

 Securities available for sale                                                                    49,492       33,927
 Securities held to maturity                                                                       6,006        7,764
 Other investments                                                                                 2,269        2,600
 Mortgage loans held for sale                                                                        789          282
 Loans, net                                                                                      283,602      269,834
 Premises and equipment, net                                                                       9,095        9,289
 Accrued interest receivable                                                                       3,169        2,688
 Other real estate                                                                                 6,628          165
 Other assets                                                                                      2,959        2,886
                                                                                                   -----        -----
                                                                                             $   394,293      352,532
                                                                                                 =======      =======
                      Liabilities and Stockholders' Equity
 Deposits:
  Demand                                                                                     $    18,734       15,903
  Interest-bearing demand                                                                         51,198       47,288
  Savings                                                                                         38,273       34,077
  Time                                                                                           161,431      163,258
  Time, over $100,000                                                                             45,895       47,230
             --------                                                                             ------       ------
            Total deposits                                                                       315,531      307,756

 Federal Home Loan Bank advances                                                                   5,495       16,295
 Subordinated debentures                                                                             900        2,000
 Accrued interest payable and other liabilities                                                    3,329        1,223
                                                                                                 -------      -------
                  Total liabilities                                                              325,255      327,274
                                                                                                 -------      -------

 Stockholders' equity:
  Convertible preferred stock, par value $.01, authorized 96,542
    shares, no shares issued or outstanding                                                        -             -
  Common stock, par value $.01, authorized 10,000,000 shares,
    issued 2,413,562 shares, outstanding 2,239,785 shares                                             24         -
  Additional paid-in capital                                                                      47,040         -
  Unearned ESOP shares (173,777 shares)                                                           (3,476)         -
  Retained earnings                                                                               24,725       25,278
  Unrealized gain (loss) on securities available for sale, net of tax                                725          (20)
                                                                                                  ------       ------
            Total stockholders' equity                                                            69,038       25,258
                                                                                                  ------       ------

                                                                                             $   394,293      352,532
                                                                                                 =======      =======
See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Earnings

              For the Years Ended December 31, 1997, 1996 and 1995

                                                                                        1997        1996        1995
                                                                                        ----        ----        ----
                                                                                   (in thousands except per share data)
  Interest income:
    Interest and fees on loans                                                      $  26,628      24,874      24,588
    Interest-bearing deposits and federal funds sold                                    1,064         822         473
    Interest and dividends on investment securities:
       U.S. Treasury                                                                      107          44          57
       U.S. Government agencies and mortgage-backed                                     3,375       2,133       2,327
       State, county and municipals                                                       108          83          -
       Other                                                                              171         234         268
                                                                                     --------    --------    --------
         Total interest income                                                         31,453      28,190      27,713
                                                                                     --------    --------    --------
  Interest expense:
    Interest on deposits:
       Demand                                                                           1,501       1,386       1,366
       Savings                                                                          1,157         889         828
       Time                                                                            11,848      11,338      10,444
                                                                                     --------    --------    --------
                                                                                       14,506      13,613      12,638
    Interest on FHLB advances and subordinated debentures                                 815       1,168       1,858
                                                                                     --------    --------    --------
         Total interest expense                                                        15,321      14,781      14,496
                                                                                     --------    --------    --------
         Net interest income                                                           16,132      13,409      13,217
  Provision for loan losses                                                             2,067       1,143         250
                                                                                     --------    --------    --------
         Net interest income after provision for loan losses                           14,065      12,266      12,967
                                                                                     --------    --------    --------
  Noninterest income:
    Service charges on deposits                                                         2,730       2,350       2,006
    Gain (loss) on sales of securities available for sale                                 (20)        178         367
    Insurance commissions                                                                 523         426         165
    Miscellaneous                                                                         457         290         581
                                                                                     --------     -------     -------
         Total noninterest income                                                       3,690       3,244       3,119
                                                                                     --------    --------    --------
  Noninterest expenses:
    Salaries and employee benefits                                                      9,643       6,453       5,347
    Occupancy and equipment                                                             1,907       1,608       1,494
    Deposit insurance premiums                                                            160       2,340         636
    Loss on abandonment of premises and equipment                                         505         -           -
    Other operating                                                                     5,455       4,875       4,287
                                                                                     --------    --------    --------
         Total noninterest expense                                                     17,670      15,276      11,764
                                                                                     --------    --------    --------
         Earnings before income tax (benefit) expense                                      85         234       4,322
  Income tax (benefit) expense                                                            (28)        (14)      1,375
                                                                                     --------    --------    --------
             Net earnings                                                           $     113         248       2,947
                                                                                     ========  ==========     =======
  Basic earnings per share                                                          $     .05         N/A         N/A
                                                                                     ========  ==========     =======
  Diluted earnings per share                                                        $     .05         N/A        N/A
                                                                                     ========  ==========     =======

See accompanying notes to consolidated financial statements

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

              For the Years Ended December 31, 1997, 1996 and 1995

                                                                                                         Unrealized
                                                                                                       Gain (Loss) on
                                                               Additional    Unearned                   Securities
                                            Common Stock         Paid-in       ESOP         Retained   Available for Sale,
                                        Shares         Amount    Capital      Shares        Earnings       Net of Tax       Total
                                        ------         ------    -------      ------        --------       ----------       -----
                                                                 (in thousands except share data)

Balance, December 31, 1994                 --      $     --           --           --          22,083          --          22,083

Net earnings                               --            --           --           --           2,947          --           2,947
                                     ----------    ----------   ----------   ----------    ----------    ----------    ----------

Balance, December 31, 1995                 --            --           --           --          25,030          --          25,030

Net earnings                               --            --           --           --             248          --             248

Change in unrealized loss
     on securities available
     for sale, net of tax                  --            --           --           --            --             (20)          (20)
                                     ----------    ----------   ----------   ----------    ----------    ----------    ----------

Balance, December 31, 1996                 --            --           --           --          25,278           (20)       25,258

Net proceeds from issuance
     of common stock                  2,413,562            24       46,794         --            --            --          46,818

Common stock acquired by ESOP          (193,085)         --           --         (3,862)         --            --          (3,862)

Cash dividends declared
     ($.30 per share)                      --            --           --           --            (666)         --            (666)

Release of ESOP shares                   19,308          --            246          386          --            --             632

Change in unrealized gain (loss)
     on securities available for
     sale, net of tax                      --            --           --           --            --             745           745

Net earnings                               --            --           --           --             113          --             113
                                     ----------    ----------   ----------   ----------    ----------    ----------    ----------

Balance, December 31, 1997            2,239,785    $       24       47,040       (3,476)       24,725           725        69,038
                                     ==========    ==========   ==========   ==========    ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 1997, 1996 and 1995

                                                                  1997        1996        1995
                                                                  ----        ----        ----
                                                                         (in thousands)
  Cash flows from operating activities:
  Net earnings                                                 $    113         248       2,947
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation, amortization and accretion                     1,296       1,117       1,020
     Provision for loan losses                                    2,067       1,143         250
     Deferred income tax benefit                                 (1,494)       (947)       (244)
     Loss (gain) on sales of securities available for sale           20        (178)       (367)
     Loss on abandonment of premises and equipment                  505        --          --
     Loss (gain) on sales of premises and equipment, net             51         (67)       (404)
     Change in:
       Mortgage loans held for sale                                (507)      2,809      (3,091)
       Accrued interest receivable                                 (481)       (290)         73
       Other assets                                                 (43)        (88)       (636)
       Accrued interest payable                                     635        (241)        215
       Other liabilities                                          3,141        (143)        425
                                                               --------    --------    --------
           Net cash provided by operating activities              5,303       3,363         188
                                                               --------    --------    --------

Cash flows from investing activities:
  Proceeds from sales of securities available for sale            3,843       4,918      19,419
  Proceeds from sales of other investments                          219         760        --
  Proceeds from maturities of securities available for sale       9,220         240        --
  Proceeds from maturities of securities held to maturity         1,785       2,664      15,970
  Proceeds from maturities of other investments                    --          --        10,000
  Purchases of other investments                                   --          (112)    (10,056)
  Purchases of securities available for sale                    (27,277)    (38,903)       --
  Purchases of securities held to maturity                         --          --          (115)
  Net change in loans                                           (22,437)        (79)     10,182
  Proceeds from sales of real estate                                139          80         462
  Proceeds from sales of premises and equipment                      35         302       1,328
  Purchases of premises and equipment                            (1,778)     (3,362)     (1,131)
  Organization costs                                                (30)       --          --
                                                               --------    --------    --------
           Net cash provided (used) by investing activities     (36,281)    (33,492)     46,059
                                                               --------    --------    --------

Cash flows from financing activities:
  Net change in demand and savings deposits                      10,937       6,851     (10,176)
  Net change in time deposits                                    (3,162)     11,618      10,136
  Proceeds from FHLB advances                                      --        10,000       5,000
  Payments of FHLB advances                                     (10,800)     (9,300)    (27,175)
  Cash dividends paid                                              (666)       --          --
  Purchase of ESOP shares                                        (3,862)       --          --
  Proceeds from issuance of common stock                         46,818        --          --
  Payments of subordinated debentures                            (1,100)       --          --
                                                               --------    --------    --------
           Net cash provided (used) by financing activities      38,165      19,169     (22,215)
                                                               --------    --------    --------

           Net change in cash and cash equivalents                7,187     (10,960)     24,032

Cash and cash equivalents at beginning of year                   23,097      34,057      10,025
                                                               --------    --------    --------

Cash and cash equivalents at end of year                       $ 30,284      23,097      34,057
                                                               ========    ========    ========

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

              For the Years Ended December 31, 1997, 1996 and 1995

                                                                                         1997        1996        1995
                                                                                         ----        ----        ----
                                                                                                (in thousands)
  Supplemental  disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                                      $   14,686      15,022      14,281
     Income taxes          $                                                              935         935       1,175

    Noncash investing and financing activities:
     Real estate acquired through foreclosure                                      $    7,602         402         428
     Loans to facilitate sales of real estate                                      $    1,000         420         609
     Transfer of securities held to maturity to available for sale                 $     -             -       19,052
     Release of ESOP shares                                                        $      632          -         -
     Change in unrealized gain (loss) on securities
         available for sale, net of tax                                            $      745         (20)       -

See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        Organization
        ------------
        Community First Banking Company (the "Company") was organized in March 1997 to become the holding company for Carrollton Federal Bank pursuant to a Plan of Conversion and Reorganization (the "Conversion"). As part of the Conversion, CF Mutual Holdings ("Mutual") was converted from a federally chartered mutual holding company to an interim federal savings bank and simultaneously merged with and into Carrollton Federal Bank, pursuant to which Mutual ceased to exist and Carrollton Federal Bank became a wholly owned subsidiary of the Company. The Conversion was accounted for at historical cost in a manner similar to a pooling of interests.

        On June 27, 1997, the Conversion to a stock holding company organized under the laws of Georgia, the issuance of common stock, and the dissolution of Mutual were completed. In connection therewith, the Company sold 2,413,562 shares of common stock, par value $.01 per share, at an initial price of $20 per share in a subscription offering. Costs associated with the Conversion were approximately $1,453,000, including underwriting fees.

        On December 29, 1997, Carrollton Federal Bank, a federally chartered stock savings bank, converted its charter to the Georgia Department of Banking and Finance and concurrently changed its name to Community First Bank (the "Bank"). The Bank will subsequently be regulated by the Georgia Department of Banking and Finance and is insured and subject to the regulation of the Federal Deposit Insurance Corporation. As part of the charter conversion, the Company became a member of the Federal Reserve System and, accordingly, is subject to the regulation by the Federal Reserve under the Bank Holding Company Act.

        The Bank continues to provide a full range of customary banking services throughout Carroll, Coweta, Douglas, Fayette, Heard, Haralson, Paulding and Henry counties in Georgia.

        Basis of Presentation and Reclassification
        ------------------------------------------
        The consolidated financial statements include the accounts of the Company, the Bank, CFB Insurance Agency, Inc., CFB Financial, Inc. and CFB Securities, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The accounting principles followed by the Company and its subsidiaries, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, the valuation allowance for mortgage servicing rights and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

        Cash and Cash Equivalents
        -------------------------
        Cash equivalents include amounts due from banks, interest-bearing deposits in financial institutions and federal funds sold. Generally, federal funds are sold for one-day periods.

        Investment Securities
        -----------------------
        The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. There were no trading securities at December 31, 1997 and 1996. Securities held to maturity are those securities for which the Bank has the ability and intent to hold to maturity. All other securities are classified as available for sale.

        Securities available for sale are recorded at fair value. Securities held to maturity are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.
        Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
        Investment Securities, continued
        ---------------------
        A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

        Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses are included in earnings and the cost of securities sold are derived using the specific identification method.

        Other Investments
        -----------------
        Other investments include Federal Home Loan Bank ("FHLB") stock and other equity securities with no readily determinable fair value. These investment securities are carried at cost and include stock dividends.

        Mortgage Loans Held for Sale
        ----------------------------
        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net earnings in the period in which the change occurs. Gains and losses from the sale of loans are determined using the specific identification method.

        Loans, Loan Fees and Interest Income
        ------------------------------------
        Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding unpaid principal balances, net of the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

        Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual lives of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment to the yield. Premiums and discounts on purchased loans are amortized over the remaining lives of the loans using the level-yield method. Fees arising from servicing loans for others are recognized as earned.

        A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or at the loan's observable market price, or the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using the cash basis method of accounting.

        Allowance for Loan Losses
        -------------------------
        The allowance for loan losses is established through provisions for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount which, in management's judgment, will be adequate to absorb losses on existing loans that may become uncollectible. The allowance is established through consideration of such factors as changes in the nature and volume of the portfolio, adequacy of collateral, delinquency trends, loan concentrations, specific problem and individually significant loans, and economic conditions that may affect the borrower's ability to pay.

        Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
        Other Real Estate
        -----------------
        Real estate acquired through foreclosure is carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Generally accepted accounting principles define fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent writedowns are provided by a charge to earnings through the allowance for losses on other real estate in the period in which the need arises.

        Premises and Equipment
        ----------------------
        Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

        Depreciation expense is computed using the straight-line method over the following estimated useful lives:

         Land improvements                              15-40 years
         Buildings and improvements                     15-40 years
         Furniture and equipment                         3-10 years

        Mortgage Servicing Rights
        -------------------------
        The Bank accounts for mortgage servicing rights in accordance with Statement of Financial Accounting Standard ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The Bank recognizes the rights to service mortgage loans as an asset regardless of whether the servicing rights are acquired through either purchase or origination. Additionally, the Bank performs an impairment analysis of mortgage servicing rights, regardless of whether purchased or originated.

        The Bank's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. An impairment analysis is performed after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1997 and 1996, no valuation allowances were required for the mortgage servicing rights.

        Core Deposit Intangible
        -----------------------
        The core deposit intangible is amortized using the straight-line method over the estimated average life of the deposit base acquired (fifteen years) and is included as a component of other assets. Amortization expense approximated $74,000 for each of the three years in the period ended December 31, 1997. On an ongoing basis, management reviews the valuation and amortization periods to determine if events and circumstances require the remaining lives to be reduced.

        Income Taxes
        ------------
        Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
        Income Taxes, continued
        -----------------------
        In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, the Company performs an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

        A deferred tax liability is not recognized for portions of the allowance for loan losses for income tax purposes in excess of the financial statement balance, as described in note 8. Such a deferred tax liability will only be recognized when it becomes apparent that those temporary differences will reverse in the foreseeable future.

        Net Earnings Per Common Share
        -----------------------------
        SFAS No. 128 "Earnings Per Share" became effective for the Company for the year ended December 31, 1997. This new standard specifies the computation, presentation and disclosure requirements for earnings per share and is designed to simplify previous earnings per share standards and to make domestic and international practices more compatible. Basic earnings per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Net earnings per common share is based on the weighted average number of shares outstanding during the year of 2,222,910 (assuming the Company was a public company since January 1, 1997) including consideration of allocated shares of the Company's Employee Stock Ownership Plan ("ESOP"). Unearned ESOP shares are not considered outstanding for purposes of calculating earnings per share.

        SFAS No. 128 requires the presentation on the face of the statement of earnings of net earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the new statement requires the reconciliation of the amounts used in the computation of both basic earnings per share and diluted earnings per share. Basic earnings per share and diluted earnings per share are the same since the exercise price of options granted during 1997 exceeded the average market price of the common stock during the period. Earnings per share is not presented in periods prior to the Conversion due to the mutual form of ownership.

        Recent Accounting Pronouncements
        --------------------------------
        In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual report and interim reports issued to stockholders. The provisions of both statements are effective for fiscal years beginning after December 15, 1997. The management of the Company believes the adoption of these statements will not have a material impact on the reporting of the Company's financial position, results of operations or liquidity.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

        (2) INVESTMENT SECURITIES
        Investment securities at December 31, 1997 and 1996 are summarized as follows (in thousands):

                                                                                    December 31, 1997
                                                                    ------------------------------------------------
                                                                                     Gross       Gross      Estimated
                                                                     Amortized   Unrealized   Unrealized      Fair
           Securities Available for Sale:                               Cost         Gains      Losses        Value
                                                                     ----------   ----------- -----------   --------
           U.S. Treasury securities                                $    2,995          18          -          3,013
           U.S. Government agencies                                    23,121         127          -         23,248
           State, county and municipals                                 2,084          75          -          2,159
           Equity securities                                            8,733         787          -          9,520
           Mortgage-backed securities                                  11,390         173          11        11,552
                                                                       ------       -----          --        ------
                                                                   $   48,323       1,180          11        49,492
                                                                       ======       =====          ==        ======

                                                                                     Gross       Gross       Estimated
                                                                     Amortized   Unrealized   Unrealized       Fair
           Securities Held to Maturity:                                 Cost         Gains      Losses         Value
                                                                     ----------   ----------- -----------   --------
           U.S. Government agencies                                 $   5,669          18          25         5,662
           State, county and municipals                                   115           2           -           117
           Mortgage-backed securities                                     222           2           1           223
                                                                     --------         ---         ---           ---
                                                                    $   6,006          22          26         6,002
                                                                      =======          ==          ==         =====

                                                                                    December 31, 1996
                                                                    ------------------------------------------------
                                                                                     Gross       Gross       Estimated
                                                                      Amortized   Unrealized  Unrealized       Fair
           Securities Available for Sale:                               Cost         Gains      Losses        Value
                                                                    ----------   ----------- -----------   --------
           U.S. Government agencies                                  $ 18,867          47          84        18,830
           State, county and municipals                                 2,199          34           2         2,231
           Mortgage-backed securities                                  12,892          25          51        12,866
                                                                       ------        ----        ----        ------
                                                                     $ 33,958         106         137        33,927
                                                                       ======         ===         ===        ======

                                                                                     Gross       Gross       Estimated
                                                                      Amortized   Unrealized  Unrealized        Fair
           Securities Held to Maturity:                                 Cost         Gains      Losses         Value
                                                                    ----------   ----------- -----------   ---------
           U.S. Treasury securities                                $      500           -          -            500
           U.S. Government agencies                                     6,216          35          91         6,160
           State, county and municipals                                   115           1         -             116
           Mortgage-backed securities                                     933           2          12           923
                                                                     --------         ---        ----        ------
                                                                      $ 7,764          38         103         7,699

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(2)     INVESTMENT SECURITIES, continued
        The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Securities Available         Securities Held
                                                                           for Sale                 to Maturity
                                                                     --------------------     ----------------------
                                                                      Amortized   Estimated   Amortized     Estimated
                                                                        Cost      Fair Value     Cost       Fair Value
                                                                     ----------  -----------  ---------     ----------
                                                                                       (in thousands)
           Within one year                                         $       -           -        2,669         2,684
           One to five years                                            5,153       5,072          -              -
           Five to ten years                                           11,958      12,160       3,115         3,095
           More than ten years                                         11,089      11,188          -              -
           Equity securities                                            8,733       9,520          -              -
           Mortgage-backed securities                                  11,390      11,552         222           223
                                                                       ------      ------      ------        ------
                                                                   $   48,323      49,492       6,006         6,002
                                                                       ======      ======       =====         =====

        There were no sales of securities held to maturity during 1997, 1996 and 1995. Proceeds from sales of securities available for sale during 1997, 1996 and 1995 totalled approximately $3,843,000, $4,918,000 and
        $19,419,000,  respectively. Gross gains of $8,000, $178,000 and $367,000 were realized on those sales. Gross losses of $28,000 were realized on 1997 sales.

        Securities and interest-bearing deposits with a carrying value of approximately $2,974,000 and $2,517,000 at December 31, 1997 and 1996,
        respectively, were pledged to secure U.S. government and other public deposits.

(3)     LOANS
        Major classifications of loans at December 31, 1997 and 1996 are summarized as follows (in thousands):

                                                                                                   1997         1996
                                                                                                    ----         ----
                   Real estate mortgage loans                                                $   122,969      146,577
                   Real estate construction loans                                                    334           34
                   Commercial loans                                                               95,182       57,786
                   Consumer and other installment loans                                           67,906       68,038
                                                                                                --------     --------

                   Total loans                                                                   286,391      272,435

                   Less allowance for loan losses                                                  2,789        2,601
                                                                                               ---------    ---------

                   Loans, net                                                                $   283,602      269,834
                                                                                                 =======      =======

        The Bank concentrates its lending activities in the origination of permanent residential mortgage loans, commercial mortgage loans, commercial business loans and consumer installment loans. The majority of the Bank's real estate loans are collateralized by real property located in Carroll County, Georgia and surrounding counties.

        The Bank has recognized impaired loans of approximately $971,000 and $5,680,000 at December 31, 1997 and 1996. There was no allowance for loan losses related to these amounts at December 31, 1997. The total allowance for loan losses related to these loans was $243,000 at December 31, 1996. Interest income on impaired loans of approximately $73,000 and $68,000 was recognized for cash payments received in 1997 and 1996, respectively.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(3)     LOANS, continued
        Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                                                         1997        1996        1995
                                                                                         ----        ----        ----

               Balance at beginning of year                                         $   2,601       2,291       2,392
               Provisions charged to expense                                            2,067       1,143         250
               Loans charged off                                                       (2,214)       (925)       (448)
               Recoveries of loans previously charged off                                 335          92          97
                                                                                       ------     -------      ------

               Balance at end of year                                               $   2,789       2,601       2,291
                                                                                        =====       =====       =====

        Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. Unpaid principal balances of these loans at December 31, 1997 and 1996 approximate $54,560,000 and $53,061,000, respectively.

(4)     PREMISES AND EQUIPMENT
        Premises and equipment at December 31, 1997 and 1996 are summarized as follows (in thousands):

                                                                                                    1997         1996
                                                                                                    ----         ----
               Land and land improvements                                                    $     1,595        1,131
               Buildings and improvements                                                          5,967        5,582
               Furniture and equipment                                                             8,650        7,936
               Construction in progress                                                               49          115
                                                                                                 -------     --------

                                                                                                  16,261       14,764
               Less:  Accumulated depreciation                                                     6,661        5,475
                         Reserve for abandoned property and equipment                                505                     -
                                                                                                --------

                                                                                             $     9,095        9,289
                                                                                                 =======      =======

        Depreciation expense approximated $1,381,000, $1,203,000 and $1,038,000 at December 31, 1997, 1996 and 1995, respectively.

        In December 1997, the Company announced a plan to close two branch locations and replace certain obsolete computer equipment. In connection with this plan, the Company determined that the carrying value of such assets exceeded their fair values. Accordingly, an unrealized loss of $504,500 has been charged to expense as a separate component of noninterest expenses.

(5)     TIME DEPOSITS
        At December 31, 1997, contractual maturities of time deposits are summarized as follows (in thousands):

             Year ending December 31,
                    1998                                    $      149,468
                    1999                                            38,739
                    2000                                             7,249
                    2001                                             4,763
                    2002 and thereafter                              7,107
                                                                 ---------

                                                            $      207,326
                                                            ==============

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(6)     FHLB ADVANCES
        The interest rates for FHLB advances at December 31, 1997 ranged from 4.75% to 6.82% , respectively. FHLB advances are collateralized by FHLB stock and first mortgage loans. Advances from FHLB outstanding at December 31, 1997 mature as follows (in thousands):

                      Year Ending December 31,

                      1998                                    $      2,550
                      1999                                             600
                      2000                                             600
                      2001                                             386
                      2002                                             386
                      Thereafter                                       973
                                                                     ------
                                                              $      5,495
                                                              ============

(7)     SUBORDINATED DEBENTURES
        The Company has issued Series A fixed rate subordinated debentures to various executive officers and members of the Board of Directors in an aggregate principal amount of $2,000,000. The subordinated debentures bear interest at a simple interest rate per annum of 7.25%, which is payable quarterly, and mature on September 30, 1999. The payment of the principal is subordinate and junior in right of payment to the claims of creditors of the Company. The entire proceeds of the offering were used to increase the capitalization of the Bank. During 1997, $1,100,000 of the debentures were paid off.

(8)     INCOME TAXES
        The following is an analysis of the components of income tax (benefit) expense for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                                                         1997        1996        1995
                                                                                         ----        ----        ----

             Current                                                                $   1,466         933       1,619
             Deferred                                                                  (1,494)       (947)       (478)
             Utilization of state operating loss carryforwards                            -           -           234
                                                                                     --------       -----       -----

             Income tax (benefit) expense                                           $     (28)        (14)      1,375
                                                                                      =======       =====       =====

        The differences between income tax (benefit) expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                                         1997        1996        1995
                                                                                         ----        ----        ----
                                                                                                (in thousands)
             Pretax income at statutory rate                                        $      29          80       1,469
             Add (deduct):
             Tax-exempt interest income                                                   (67)        (91)        (84)
             Other, net                                                                    10          (3)        (10)
                                                                                       ------       -----     -------

             Income tax (benefit) expense                                           $     (28)        (14)      1,375
                                                                                    =========         ===       =====

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(8)     INCOME TAXES, continued
        The following summarizes the net deferred tax asset which is included as a component of other assets at December 31, 1997 and 1996, respectively.

                                                                                                    1997         1996
                                                                                                     (in thousands)
         Deferred tax assets:
           Allowance for loan losses                                                         $       682          515
           Allowance for real estate held for development and sale                                    68          124
           Deferred compensation                                                                     796           77
           Other                                                                                      58           53
           State tax credits                                                                         269          232
           Unrealized loss on securities available for sale                                         -              11
                                                                                                  --------    -------

                      Total gross deferred tax assets                                              1,873        1,012

           Deferred tax liabilities:
           Net deferred loan fees                                                                  -              364
           FHLB stock                                                                                144          227
           Premises and equipment                                                                    144          335
           Unrealized gain on securities available for sale                                          444         -
           Other                                                                                      18            2
                                                                                                 -------     --------

                      Total gross deferred tax liabilities                                           750          928
                                                                                                  ------       ------

                      Net deferred tax asset                                                 $     1,123           84
                                                                                                   =====      =======

        Effective January 1, 1996, the Bank computes its tax bad debt reserves under the rules, which apply to commercial banks. In years prior to 1996, the Bank obtained tax bad debt deductions approximating $5.8 million in excess of its financial statement allowance for loan losses for which no provision for federal income tax was made. These amounts were then subject to federal income tax in future years if used for purposes other than to absorb bad debt losses. Effective January 1, 1996, approximately $1.0 million of the excess reserve is no longer subject to recapture under any circumstances and approximately $4.8 million of the excess reserve is subject to recapture only if the Bank ceases to qualify as a bank as defined in the Internal Revenue Code.

(9)     STOCKHOLDERS' EQUITY
        On June 27, 1997, the Company completed an initial public offering of common stock. Proceeds from the offering totaled $46.8 million, net of $1.5 million in related expenses. Half of the net proceeds from the offering were injected into the Bank as additional capital while the other half were used for general corporate purposes.

        On December 29, 1997, the Board of the Directors of the Company authorized the issuance of 96,542 shares of $.01 par value convertible preferred stock to be used as part of the Company's Management Recognition Plan ("MRP") to provide a means of rewarding its key personnel. The preferred stock is automatically convertible into one share of common stock on the five-year anniversary date on which such shares are issued. The preferred shares are not entitled to receive dividends, have no liquidation preference, no voting rights, limited rights to transfer and no right of redemption.

        On January 8, 1998, 96,542 shares of convertible preferred stock were granted to key employees and directors, valued at $21.38 per share. The preferred shares vest at the rate of 5% as of the last day of each calendar quarter commencing with the first calendar quarter after the grant date.

        On December 29, 1997, the Board of Directors of the Company authorized a stock repurchase program whereby the Company intends to purchase up to 600,000 shares of its common stock through open market purchases.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, continued

(10)    EMPLOYEE AND DIRECTOR BENEFIT PLANS
        All qualifying employees of the Bank are included in a qualified multiemployer noncontributory defined benefit pension plan sponsored by the Financial Institutions Retirement Fund. The Bank's policy is to fund pension costs accrued. No pension expense was incurred during 1997, 1996 or 1995. At June 30, 1997, the date of the latest actuarial valuation, the market value of the plan's net assets exceeded the actuarially computed value of accumulated plan benefits.

        Effective January 1, 1993, the Bank established a retirement plan qualified pursuant to Internal Revenue Code section 401(k) ("Plan"). The Plan allows eligible employees to defer a portion of their income by making contributions into the Plan on a pretax basis. The Bank's matching contribution vests based on length of service. The Bank matches 50% of employee contributions up to 6% of the employees' compensation. On August 1, 1997, the Plan was amended to discontinue matching of employee contributions. During the years ended December 31, 1997, 1996 and 1995, the Bank recognized $53,000, $94,000 and $92,000 in expense related to its obligations under the Plan.

        The Bank has a defined contribution postretirement benefit plan to provide retirement benefits to its Board of Directors and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased split-dollar whole life insurance contracts on the lives of each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the Plan. At December 31, 1997 and 1996, the cash surrender value of the insurance contracts was approximately $1,071,000 and $969,000, respectively, and is included as a component of other assets. Expenses incurred for benefits were approximately $77,000 and $14,000 during 1997 and 1996, respectively. No expenses were incurred during 1995.

        As part of the Conversion, the Company adopted an ESOP and purchased 193,085 shares via a loan from the Company. The plan covers substantially all employees subject to certain minimum age and service requirements. The Company makes contributions to the ESOP as determined annually by the Board of Directors. Contributions to the ESOP will, at a minimum, be applied to meet the ESOP's debt service requirements. As the ESOP debt is repaid, shares are released and allocated to active employees, based on the proportion of debt service paid during the year. Accordingly, the debt incurred by the ESOP is recorded as a note payable and the shares purchased with the debt proceeds are reported as unearned ESOP shares in the consolidated balance sheet. As the debt is repaid, the Company records compensation expense equal to the current market price of the shares released, and the shares become outstanding for purposes of earnings per share computations. Compensation expense related to the ESOP of $727,000 was recognized during 1997.
        ESOP shares are summarized as follows at December 31, 1997:

           Allocated shares                                19,308
           Unearned shares                                173,777
                                                          -------
                      Total ESOP shares                   193,085
                                                          -------
           Fair value of unreleased shares            $ 6,886,000
                                                        =========

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(10)  EMPLOYEE AND DIRECTOR BENEFIT PLANS, continued
      On December 29, 1997, the Board of Directors of the Company approved the 1997 Stock Option Plan whereby 241,356 shares of common stock have been reserved for employees and directors. These options will allow employees and directors to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. All options vest at the rate of 5% of the number of shares subject to the option as of the last day of each calendar quarter of service commencing with the first calendar quarter ending after the grant date.

      The Company granted options to purchase 236,580 shares at an exercise price of $39.625 per share. Options to purchase 11,829 shares were exercisable at December 31, 1997 and no options had been exercised at that date. The estimated fair value of the options granted in 1997 was $13.79 per share.

      The Stock Option Plan is accounted for under Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the options at the grant dates and in accordance with the vesting schedule consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share as of December 31, 1997 would have been reduced to the proforma amounts indicated below (in thousands, except per share data).


       Net earnings                          As reported             $  113
                                             Proforma                $   12

       Basic earnings per share              As reported             $  .05
                                             Proforma                $  .01

       Diluted earnings per share            As reported             $  .05
                                             Proforma                $  .01

      The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1997: volatility of 18%, 1.5% dividend yield, a risk free interest rate of 5.90%, and an expected life of 10 years.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(11)    REGULATORY MATTERS
        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined) . Management believes, as of December 31, 1997 and 1996, the Company and the Bank meet all capital adequacy requirements to which they are subject.

        As of December 31, 1997 and 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

        The Company's and the Bank's actual capital amounts and ratios are presented below (in thousands).

                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                             For Capital          Prompt Corrective
                                                     Actual               Adequacy Purposes       Action Provisions
                                                 Amount     Ratio         Amount    Ratio         Amount    Ratio
  As of December 31, 1997:
    Total Capital
     (to Risk Weighted Assets)
       Consolidated                         $    73,616     25.0%          23,592    8.0%             N/A       N/A
       Bank                                 $    50,021     17.5%          22,850    8.0%          28,563     10.0%
    Tier 1 Capital
     (to Risk Weighted Assets)
       Consolidated                         $    70,825     24.0%          11,796    4.0%             N/A       N/A
       Bank                                 $    47,231     16.6%          11,425    4.0%          17,138      6.0%
    Tier 1 Capital
     (to Average Assets)
       Consolidated                         $    70,825     17.7%          16,051    4.0%             N/A       N/A
       Bank                                 $    47,231     12.3%          15,332    4.0%          19,165      5.0%

  As of December 31, 1996:
    Total Capital
     (to Risk Weighted Assets)
       Consolidated                         $    25,568     10.8%          18,912    8.0%             N/A       N/A
       Bank                                 $    25,612     10.9%          18,889    8.0%          23,612     10.0%
    Tier 1 Capital
     (to Risk Weighted Assets)
       Consolidated                         $    22,967      9.7%           9,456    4.0%             N/A       N/A
       Bank                                 $    23,588     10.0%           9,445    4.0%          14,167      6.0%
    Tier 1 Capital
     (to Average Assets)
       Consolidated                         $    22,967      6.7%          13,724    4.0%             N/A       N/A
       Bank                                 $    23,588      6.9%          13,972    4.0%          17,465      5.0%

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(11)    REGULATORY MATTERS, continued
        Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. At December 31, 1997, the Bank could declare dividends up to approximately $124,000 without prior regulatory consent.

(12)    COMMITMENTS
        The Bank leases certain banking facilities under operating lease arrangements expiring through 2012. Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below (in thousands):

          Year Ending December 31,
          1998                                              $   265
          1999                                                  266
          2000                                                  241
          2001                                                  178
          2002                                                  114
          Thereafter                                            670
                                                             ------
                                                            $ 1,734

        Total rent expense was approximately $341,000, $229,000 and $127,000 for the years ended December 31, 1997, 1996 and 1995.

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage its cost of funds. These financial instruments include commitments to originate first mortgage loans and to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

        Commitments to originate first mortgage loans and to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral typically includes residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment.

        Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(12)    COMMITMENTS, continued
        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                                                                                                    1997         1996
                                                                                                     (in thousands)
          Financial instruments whose contract amounts represent credit risk:
          Commitments to originate first mortgage loans                                      $       181          128
          Commitments to extend credit                                                       $    33,937       20,840
          Standby letters of credit                                                          $       404          108

(13)    OTHER OPERATING EXPENSES
        Components of other operating expenses in excess of 1% of interest and other income for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                                                         1997        1996        1995
                                                                                         ----        ----        ----
                                                                                               (in thousands)

              Advertising                                                           $     313         470         225
              Data processing expense                                               $     664         649         507
              Office supplies                                                       $     225         329         214

(14)    COMMUNITY  FIRST BANKING  COMPANY  (PARENT  COMPANY ONLY) FINANCIAL
        INFORMATION
        Parent company only information for 1997 is presented for the Company since its inception in March 1997. Information as of and for the years ended December 31, 1996 and 1995 is presented for Mutual prior to the Conversion.

                                 Balance Sheets
                           December 31, 1997 and 1996
                                 (in thousands)
                                     Assets

                                                                                                    1997         1996
                                                                                                    -----------------

          Cash and cash equivalents                                                          $     1,149        1,327
          Securities available for sale                                                            9,019        -
          Investment in subsidiaries                                                              48,432       25,874
          Due from the Bank                                                                       11,901        -
          Other assets                                                                                38          223
                                                                                                  ------       ------

                                                                                             $    70,539       27,424
                                                                                                  ======       ======

                      Liabilities and Stockholders' Equity

          Subordinated debentures                                                            $       -          2,000
          Accounts payable and accrued expenses                                                    1,501          166
          Stockholders' equity                                                                    69,038       25,258
                                                                                                  ------       ------

                                                                                             $    70,539       27,424
                                                                                                  ======       ======

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(14) COMMUNITY FIRST BANKING COMPANY (PARENT COMPANY ONLY) FINANCIAL INFORMATION, continued

                             Statements of Earnings

              For the Years Ended December 31, 1997, 1996 and 1995
                                 (in thousands)

                                                               1997        1996       1995
                                                               ----        ----       ----
Income:
  Dividend income from the Bank                              $  --          814        752
  Interest income                                                544         30       --
  Other                                                         --            2       --
                                                             -------    -------    -------

Total income                                                     544        846        752
                                                             -------    -------    -------

Operating expenses:
  Interest expense                                              --          145        147
  Compensation expense                                         2,156       --         --
  Other                                                           90         55         51
                                                             -------    -------    -------

   Total operating expenses                                    2,246        200        198
                                                             -------    -------    -------

   Earnings (loss) before income tax benefit and equity in
   undistributed earnings of subsidiaries                     (1,702)       646        554

Income tax benefit                                               576         59         67
                                                             -------    -------    -------

Earnings (loss) before equity in undistributed earnings of
  subsidiaries or dividends received in excess of earnings
    of subsidiaries                                           (1,126)       705        621

Dividends received in excess of earnings of subsidiaries        --         (457)      --

Equity in undistributed earnings of subsidiaries               1,239       --        2,326
                                                             -------    -------    -------

  Net earnings                                               $   113        248      2,947
                                                             =======    =======    =======

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(14) COMMUNITY FIRST BANKING COMPANY (PARENT COMPANY ONLY) FINANCIAL INFORMATION, continued

                            Statements of Cash Flows

              For the Years Ended December 31, 1997, 1996 and 1995
                                 (in thousands)

                                                            1997        1996        1995
                                                            ----        ----        ----

  Cash flows from operating activities:
  Net earnings                                          $    113         248       2,947
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
     Amortization                                              3          42          42
     Dividends received in excess of earnings of
     subsidiaries                                           --           457        --
     Equity in undistributed earnings of subsidiaries     (1,239)       --        (2,326)
     Change in other assets and liabilities                1,923        (172)         (3)
                                                        --------    --------    --------

        Net cash provided by operating activities            800         575         660
                                                        --------    --------    --------

Cash flows from investing activities:
  Purchase of securities available for sale               (6,603)       --          --
  Due from the Bank                                      (11,901)       --          --
  Contributions of capital to the Bank                   (23,634)       --          --
  Organization costs                                         (30)       --          --
                                                        --------    --------    --------

        Net cash used in investing activities            (42,168)       --          --
                                                        --------    --------    --------

Cash flows from financing activities:
  Payments of subordinated debentures                     (1,100)       --          --
  Net proceeds from issuance of common stock              46,818        --          --
  Dividends paid                                            (666)       --          --
  Purchase of ESOP shares                                 (3,862)       --          --
                                                        --------    --------    --------

          Net cash provided by financing activities       41,190        --          --
                                                        --------    --------    --------

        Net change in cash                                  (178)        575         660

Cash at beginning of year                                  1,327         752          92
                                                        --------    --------    --------

Cash at end of year                                     $  1,149       1,327         752
                                                        ========    ========    ========

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(15)    FAIR VALUE OF FINANCIAL INSTRUMENTS
        The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

        Cash And Cash Equivalents
        For cash, due from banks, federal funds sold and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

        Investment Securities
        Fair values for securities held to maturity and securities available for sale are based on quoted market prices.

        Other Investments
        The carrying value of other investments approximates fair value.

        Loans And Mortgage Loans Held For Sale
        The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

        Deposits
        The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

        Fhlb Advances
        The fair value of the FHLB fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

        Subordinated Debentures
        Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

        Commitments To Originate First Mortgage Loans, Commitments To Extend Credit And Standby Letters Of Credit
        Because commitments to originate first mortgage loans, commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(15)    FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

        Limitations
        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, deferred income taxes, premises and equipment, real estate owned and purchased core deposit intangible. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

        The carrying amount and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

                                                                               1997                     1996
                                                                      ----------------------     -----------------------
                                                                       Carrying  Estimated       Carrying     Estimated
                                                                       Amount     Fair Value      Amount      Fair Value
                                                                       ---------------------    ------------------------
                                                                                        (in thousands)
         Assets:
             Cash and cash equivalents                           $     30,284      30,284          23,097      23,097
             Securities available for sale                             49,492      49,492          33,927      33,927
             Securities held to maturity                                6,006       6,002           7,764       7,699
             Other investments                                          2,269       2,269           2,600       2,600
             Loans, net                                               283,602     285,461         269,834     270,435
             Mortgage loans held for sale                                 789         789             282         282

         Liabilities:
             Deposits                                                 315,531     316,364         307,756     308,235
             FHLB advances                                              5,495       5,246          16,295      15,855
             Subordinated debentures                                      900         885           2,000       1,947

         Unrecognized financial instruments:
             Commitments to originate first
                mortgage loans                                            181         181             128         128
             Commitments to extend credit                              33,937      33,937          20,840      20,840
             Standby letters of credit                                    404         404             108         108

                             MARKET FOR COMMON STOCK
                         AND RELATED SHAREHOLDER MATTERS

         The common stock of Community First Banking Company is traded on The Nasdaq Stock Market ("Nasdaq") under the symbol CFBC. At December 31, 1997, CFBC had 956 shareholders of record. The following table sets forth on a per share basis the high and low sales prices of the Company's common stock and the cash dividends paid by the Company on a quarterly basis since July 1, 1997, the date on which the common stock was first traded on Nasdaq.

         Quarter Ended                High          Low          Dividend

   June 30, 1997                     N/A            N/A            N/A
   September 30, 1997                $37.75        $30.00          $.15
   December 31, 1997                 $44.50        $35.50          $.15

                                    DIRECTORS


         The following individuals serve as directors of Community First Banking Company and Community First Bank:

                  Name                                      Principal Occupation
                  ----                                      --------------------

T. Aubrey Silvey, Chairman of the Board                     Chairman and  CEO of Aubrey
                                                            Silvey Enterprises

Gary D. Dorminey                                            President and Chief Executive
                                                            Officer of the Company and Bank

Anna L. Berry                                               Treasurer of Southwire Company,
                                                            a major manufacturer of wire products

Gary M. Bullock, Vice Chairman of the Board                 President and CEO of Carroll
                                                            Electric Membership Corporation

Jerry L. Clayton                                            Owner of Clayton Pharmacy

Thomas E. Reeve, Jr.                                        Retired Physician

Michael P. Steed                                            President and Owner of Steed
                                                            Company, a manufacturer of fabric labels

Dean B. Talley                                              Physician

Thomas S. Upchurch                                          President of the Georgia
                                                            Partnership for Excellence in Education


                                              EMPLOYEES

Mike Adams                                    Anyce Fox                                    Madeline Pasch
Joy Agan                                      Lynn Gable                                   Linda Patterson
Doyle Akins                                   Stacey Gable                                 Tracey Paynter
Lealon Anderson                               Lytha Gibson                                 Martha Pierce
Krista Arrington                              Staci Gilley                                 Dave Pollard
Marsha Bailey                                 Joan Graham                                  Vickie Posey
Sharon Bailey                                 Judy Greene                                  Lane Poston
Denise Barrett                                Dave Griffin                                 Tammy Powell
Matt Barrington                               Keith Hagen                                  Wendy Prater
Teri Barrington                               Susan Hale                                   Jackie Preston
Kathy Barton                                  Stacy Hall                                   Debbie Prince
Debbie Bates                                  Mandy Hammond                                Cindy Putzek
Myra Bates                                    Pam Hannah                                   Christine Reeves
Deena Bauer                                   Beth Hanson                                  Beth Roberson
Steve Beam                                    Melanie Hanson                               Kay Roberts
Patricia Bell                                 Melissa Hardegree                            Jodi Rogers
LaDean Benefield                              Carol Harrington                             Vicki Rogers
Martha Blackmon                               Sue Hatchett                                 Bobby Sanders
Medra Blackwell                               Gretel Haynes                                Debbie Sanders
Katherine Brannon                             Kay Herring                                  Jeff Sanders
Betty Branson                                 Freda Hickey                                 Susan Shadrix
Lisa Brimer                                   Jennifer Hindman                             Paul Shimp
Brenda Brooks                                 Mary House                                   Sandra Sims
Elton Brooks                                  Pam House                                    Kim Slaughter
Kim Brown                                     Tammy Hulsey                                 Deborah Smith
Carey Bruning                                 Bryan Jenkins                                Kathy Smith
Claude Bryan                                  Tina Jenkins                                 Sandy Standish
Tammie Burns                                  Amber Jones                                  Gina Steenstra
Sammy Burson                                  Tiffany Keith                                Martha Striplin
Barbara Burton                                Sandra Koch                                  Kelly Sullivan
Ann Butler                                    Brandi Lambert                               Rob Tallent
Amy Carroll                                   Gayle Lane                                   Brenda Taylor
Susan Chandler                                Lisa Lawson                                  Sheri Taylor
Cheryl Charette                               Christie Ledbetter                           Krista Teague
Amy Coffman                                   Janis Lee                                    Susanne Thomas
Christy Cole                                  Lisa Lee                                     Niecey Thomas
Summer Colquitt                               Susan Lee                                    Sonya Thomason
Judy Cooley                                   Kristin Lehr                                 Chuck Thompson
Mark Cooley                                   Channa Little                                Kelly Thompson
Lorraine Coontz                               Barbara Lively                               Leslie Torok
Sheri Cooper                                  Cheryl Mathis                                Christy Traylor
Jennifer Corn                                 Steve McCord                                 Edna Traylor
Marnie Cowart                                 Cheryl  McDonald                             Janice Turner
Render Crook                                  Penny McDonald                               Susan Wade
Matt Dailey                                   Sherryl McDonald                             Melanie Wagoner
Holly Daniel                                  Renee McLarty                                Pam Walker
Eula Mae Deese                                Cyndi Meade                                  Tommy Wallace
Jan Deese                                     Melba Milam-Allen                            Melanie Ward
Steven Deese                                  Teresa Miller                                Jay Warnick
Sheila Denton                                 Sheila Moore                                 Suzanne Washington
Sylvie DeLoach                                Joni Morris                                  Jackie White
Richard Dobbs                                 Jo Nast                                      Bill Whorton
Gary Dorminey                                 Larry Navarre                                Glenn Williams
Lori Downey                                   Wayne Nelson                                 Susan Williams
Donny Duggar                                  Toni Noble                                   Tresa Williams
Tina Ethridge                                 Keith Nolen                                  Natalie Wilson
Stacey Fincher                                Carla Paris                                  Pam Wilson
Melissa Foster                                Terri Parks                                  Becky Winkles
Sundrea Foster                                Glenda Parmer                                Sandra Worley

              CORPORATE HEADQUARTERS
              Community First Banking Company
              110 Dixie Street
              Carrollton, Georgia 30117
              (770) 834-1071

              NOTICE OF ANNUAL MEETING
              The  Annual  Meeting of
              Shareholders   will  be
              held on Thursday, April
              23, 1998,  at 2:00 p.m.
              at   Community    First
              Bank, 110 Dixie Street,
              Carrollton,     Georgia
              30117.

              SHAREHOLDER SERVICE
              Shareholders desiring to change the name, address, or ownership of stock, to report lost certificates, or to consolidate accounts, should contact the Transfer Agent:
              Registrar and Transfer Company
              10 Commerce Drive
              Cranford, New Jersey  07016-3572
              1-800-368-5948

              STOCK TRADING
              Community First Banking
              Company common stock is
              traded  on  The  Nasdaq
              Stock  Market under the
              symbol CFBC.

              PRIMARY MARKET MAKERS
              Trident Securities, Inc.
              Friedman Billings Ramsey & Co.
              Interstate/Johnson Lane Corporation
              The Robinson Humphrey Company, Inc.

              SHAREHOLDERS OF RECORD
              Community First Banking
              Company     had     956
              shareholders  of record
              as  of   December   31,
              1997.

              ANNUAL REPORT ON FORM 10-K
              The Company will furnish without charge a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31,1997, including financial statements and schedules, to any record or beneficial owner of its common stock as of March 20, 1998, who requests a copy of such report. Requests should be in writing addressed to:
              C. Lynn Gable
              Chief Financial Officer
              Community First Banking Company
              110 Dixie Street
              Carrollton, GA  30117


              FINANCIAL INFORMATION
              Analysts, investors, news media and others seeking financial information should contact:
              C. Lynn Gable
              Chief Financial Officer
              Community First Banking Company
              110 Dixie Street
              Carrollton, Georgia 30117
              (770) 838-7271)

              INDEPENDENT PUBLIC ACCOUNTANTS
              Porter Keadle Moore LLP
              Atlanta, Georgia

              Community First Banking
              Company     and     its
              subsidiaries  are equal
              opportunity  employers.
              Community First Banking
              is  a  member   of  the
              Federal         Deposit
              Insurance Corporation.