Form 10-K, Exhibit 13
period 1998-12-31
COMMUNITY FIRST BANKING CO
filed 1999-03-26
CIK 1035903

EXHIBIT 13.1 ANNUAL REPORT TO SHAREHOLDERS




                                TABLE OF CONTENTS


Letter to Shareholders ...........................................      1

Business of the Company ..........................................      2

Selected Consolidated Financial Data .............................      3

Selected Quarterly Financial Results .............................      4

Management's Discussion and Analysis of Financial
     Condition and Results of Operations..........................      5

Report of Independent Certified Public Accountants ...............     34

Market for Common Stock and Related Shareholder Matters ..........     60

Directors ........................................................     60

Corporate Information ............................................     61

Annual Meeting ...................................................     61

Dear Shareholders:

     On behalf of the Board of Directors and employees of Community First Banking Company and its wholly owned subsidiary Community First Bank, we are pleased to present to you our 1998 operating results. 1998 was CFB's full first year of operation as a Georgia state chartered bank.

     We reported to you in last year's annual report that a stock repurchase plan was being undertaken during 1998. In fact, as of the date of this letter, we have repurchased 1,005,863 pre-split shares or 41.7% of the original stock offering. As a result of this aggressive repurchase and earnings growth, our 1998 basic earnings per share based on year-end shares outstanding were $1.16 per share.

     CFBC, upon its initial stock offering, set aside 8% of its shares into an Employee Stock Ownership Plan for its employees. The loan to fund the ESOP is being amortized over 5 years. This short-lived operating expense will disappear in 2002. Without this non-cash expense, our 1998 earnings per year-end share would have been approximately $1.70 per share. This equates to an earnings multiple of 11.8 on the current stock price of $20 per share.

     1999 looks to be an excellent year for CFBC. Savings from the sale of three Wal*Mart branches in December 1998 and increased net interest margins should be reflected in the operating numbers during 1999.


Sincerely,




T. Aubrey Silvey                            Gary D. Dorminey
Chairman                                    President and CEO

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

     On June 27, 1997, we completed a conversion and reorganization (the "Conversion") whereby the Company became the unitary holding company for the Savings Bank and the Mutual Holding Company was dissolved.

     On December 29, 1997, the Savings Bank converted from a federal savings bank regulated by the Office of Thrift Supervision (the "OTS") to a Georgia chartered state commercial bank regulated by the Georgia Department of Banking and Finance (the "Georgia Department") and concurrently changed its name to Community First Bank (the "Bank").

     The Company directs, plans and coordinates the activities of the Bank and its subsidiaries. Accordingly, the information presented in this Annual Report relates primarily to the Bank. The Bank is a community-oriented financial institution operating from seven branch offices in western Georgia. These branches provide customary banking services such as customer and commercial checking accounts, NOW accounts, savings accounts, certificates of deposit, lines of credit and MasterCard and VISA credit cards. Lending activities include the origination of consumer and commercial business loans on a secured and unsecured basis, residential mortgage and home equity loans, and commercial real estate loans.

     The Bank has three wholly-owned operating subsidiaries that broaden the services the Bank offers to the community. The first, CFB Securities, Inc., offers traditional brokerage services and products such as mutual funds, stocks and bonds through an NASD member firm. CFB Securities, Inc. began operations in 1996 and is located in space immediately adjacent to the Bank's main office lobby in Carrollton, Georgia.

     The second subsidiary of the Bank, CFB Financial Inc., began operations in 1996 to service the loan needs of consumers traditionally associated with consumer finance companies. CFB Financial, Inc. has seven full-time employees operating in its offices in Villa Rica and Douglasville, Georgia, and at the Bank's branch in Hiram, Georgia. This subsidiary offers a wide range of small loans granted in conformity with the Georgia Industrial Loan Act.

     The third subsidiary, CFB Insurance Agency, Inc., began operations in 1997. Based in Bowdon, Georgia, CFB Insurance Agency, Inc. offers a full line of insurance products to existing Bank customers as well as the general public.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth certain selected consolidated financial data of Community First Banking Company and other data regarding the Mutual Holding Company and the Savings Bank. The data at December 31, 1996, 1995, and 1994, and for the years then ended, have been derived from audited consolidated financial statements of CF Mutual Holdings and subsidiaries.

                                                     1998          1997           1996           1995          1994
                                                     ----          ----           ----           ----          ----

BALANCE SHEET DATA (YEAR END)                                        (in thousands except per share data)
  Loans, gross ...............................      267,735       286,391        272,435        273,171       283,476
  Earning assets .............................      361,169       361,675        326,443        314,706       330,801
  Assets .....................................      391,986       393,881        352,532        334,477       353,351
  Deposits ...................................      285,937       315,531        307,756        289,288       289,328
  Stockholders' equity .......................       26,124        69,038         25,258         25,030        22,083
  Common shares outstanding ..................    2,578,074     4,479,570            N/A            N/A           N/A

STATEMENT OF EARNINGS DATA
  Net interest income ........................       15,574        16,132         13,409         13,217        13,224
  Provision for loan losses ..................          782         2,067          1,143            250            99
  Noninterest income .........................        5,597         3,690          3,244          3,119         2,137
  Noninterest expense (1) ....................       16,038        17,670         15,276         11,764        12,325
  Income taxes (benefit) .....................        1,348           (28)           (14)         1,375           553
  Net earnings ...............................        3,003           113            248          2,947         2,384

PER COMMON SHARE
 Basic .......................................         0.87          0.03            N/A            N/A           N/A
 Diluted .....................................         0.82          0.03            N/A            N/A           N/A
 Cash dividends declared .....................         0.35          0.15            N/A            N/A           N/A
 Book value ..................................        10.14         15.41            N/A            N/A           N/A

KEY PERFORMANCE RATIOS
 Return on average assets ....................         0.73%         0.03%          0.07%          0.86%         0.72%
 Return on average equity ....................         6.31%         0.02%          0.99%         12.51%        11.41%
 Net interest margin to average earning assets         4.11%         4.53%          4.21%          4.07%         4.15%
 Average equity to average assets ............        11.62%        12.61%          7.32%          6.85%         6.28%
 Noninterest expense to average assets (1) ...         3.92%         4.61%          4.45%          3.42%         3.70%
 Efficiency ratio (1)(2) .....................        75.75%        89.14%         91.73%         72.01%        80.23%
 Dividend payout ratio .......................        40.23%        500.0%           N/A            N/A           N/A

OTHER DATA
 Number of full service offices ..............            7            12             12              7             8

(1) Includes one-time SAIF assessment of $1,723 in 1996.
(2) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income.

                                         SELECTED QUARTERLY FINANCIAL RESULTS
                                         (in thousands except per share data)

                                                                             4th       3rd       2nd        1st
Year Ended December 31, 1998                                               Quarter   Quarter   Quarter    Quarter

 Interest income ........................................................    7,839     8,171     8,222      7,988
 Interest expense .......................................................    4,220     4,357     4,251      3,818
 Net interest income ....................................................    3,619     3,814     3,971      4,170
 Provision for loan losses ..............................................      221       226       181        154
 Net interest income after provision for loan losses ....................    3,398     3,588     3,790      4,016
 Noninterest income .....................................................    1,423     1,327     1,672      1,175
 Noninterest expense ....................................................    3,684     3,834     4,371      4,149
 Earnings before income taxes ...........................................    1,137     1,081     1,091      1,042
 Income tax expense .....................................................      320       338       355        335
 Net earnings ...........................................................      817       743       736        707
 Basic earnings per share (1) ...........................................      .30       .23       .19        .17
 Diluted earnings per share (1) .........................................      .28       .22       .18        .16



                                                                             4th        3rd       2nd       1st
Year Ended December 31, 1997 ............................................   Quarter   Quarter   Quarter    Quarter

 Interest income ........................................................    8,110     8,360     7,710      7,273
 Interest expense .......................................................    3,768     3,797     3,959      3,797
 Net interest income ....................................................    4,342     4,563     3,751      3,476
 Provision for loan losses ..............................................    1,443       320       209         95
 Net interest income after provision for loan losses ....................    2,899     4,243     3,542      3,381
 Noninterest income .....................................................      873     1,079       958        780
 Noninterest expense ....................................................    6,546     3,973     3,546      3,605
 Earnings (loss) before income taxes ....................................   (2,774)    1,349       954        556
 Income tax expense (benefit) ...........................................     (965)      432       317        188
 Net earnings (loss) ....................................................   (1,809)      917       637        368
 Basic earnings per share (1) ...........................................     (.40)      .21       .14        .08
 Diluted earnings per share (1) .........................................     (.40)      .21       .14        .08

(1) Earnings (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings (loss) per share does not necessarily equal the total for the year.

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

     Simultaneous to the Bank's conversion, certain adjustments were made at year-end 1997 in preparation for its first year of operation as a state chartered commercial bank. Included in these adjustments were an additional provision for loan losses to bring the allowance for loan losses to 1.0 % of loans outstanding at December 31, 1997, and certain non-recurring charges related to the Management Recognition Plan, closing of unprofitable branches and computer equipment obsolescence associated with the Year 2000 compliance issue. The declining interest rate environment during 1998 placed significant pressure on the Bank's net interest margin. The slight decline in net interest income for 1998 was offset by the improvements realized in noninterest income and noninterest expense. In keeping with management's focus on cost control and profitability, the decision was made in late 1998 to sell three of our four branches located in Wal*Mart Superstores in the south metro-Atlanta area. This sale was completed in December, 1998.

     Another facet of the conversion process during 1998 was management's efforts to achieve optimal capital levels. Under common stock repurchase plans approved by the Board of Directors, the Company purchased on the open market 997,154 shares of its common stock at an aggregate purchase price of $45.4 million during the year ended December 31, 1998. Of the 997,154 total shares repurchased, 772,535 shares have been retired and 224,619 shares are held in treasury for issuance under the Company's employee benefits plans.

FORWARD-LOOKING STATEMENTS

     This annual report, both in the Management's Discussion and Analysis section and elsewhere, contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Although the Company believes that the assumptions underlying the forward-looking statements contained in the discussion are reasonable, any of the assumptions could be inaccurate, and therefore, no assurance can be made that any of the forward-looking statements included in this discussion will be accurate. Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to: economic conditions (both generally and in the markets where the Company operates); competition from other providers of financial services offered by the Company; government regulation and legislation; changes in interest rates;
material unforeseen changes in the financial stability and liquidity of the Company's credit customers; material unforeseen complications related to Year 2000 issues for the Company, its suppliers and customers and governmental agencies; and other risks detailed in the Company's filings with the Securities and Exchange Commission, all of which are difficult to predict and which may be beyond the control of the Company. The Company undertakes no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Net earnings totaled approximately $3 million for 1998 as compared to $113,000 for 1997 and $248,000 for 1996. Return on average assets and return on average equity for the year ended December 31, 1998 were .73% and 6.31% respectively as compared to .03% and .02% at December 31, 1997 and .07% and .99% at December 31, 1996. The $2.9 million increase in net earnings during 1998 was primarily attributable to a $1.9 million, or 51.7%, increase in noninterest income; a $1.6 million, or 9.2%, decrease in noninterest expense; and a $1.3 million, or 62.2%, reduction in the provision for loan losses. The 1997 change is attributable to $1.1 million in additional reserves for loan losses to reflect the continuing change from a thrift to a commercial bank portfolio; $1.9 million in a non-recurring compensation charge in connection with the approval of the Management Recognition Plan; $.6 million of a non-recurring charge related to the closing of two unprofitable branches and the obsolescence of certain computer equipment associated with the Year 2000 compliance; and $.1 million in charges associated with the conversion to a state banking charter. The 1996 decrease in income is attributable to the $1.7 million increase in deposit insurance premiums during 1996. The premium increase was primarily due to the special one-time Savings Association Insurance Fund (SAIF) assessment of
65.7 cents per $100 of assessable SAIF deposits effective September 30, 1996. An $893,000 increase in the provision for loan losses during 1996 also contributed to the reduction in earnings in 1996, as well as additional expenses due to the opening of four new branch locations during 1996.

NET INTEREST INCOME

     Net interest income (the difference between interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of operating income. Management actively manages this income source to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

     Net interest income, on a taxable equivalent basis, was $15.6 million in 1998, compared to $16.2 million in 1997, and $13.5 million in 1996. The decrease of 3.1% in 1998 was primarily the result of the decrease in yields on investment securities and increases in other borrowings. The 20% increase in 1997 was primarily the result of an increase in interest income on investment securities funded by proceeds from the stock offering and increased loan volume. The 1997 increase was also due to increased loan yields as the loan portfolio shifted from residential mortgage loans to higher yielding commercial and consumer loans.


AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yield, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Dividends received are included as interest income. Average balances for 1998 and 1997 are average daily balances while average balances for 1996 are based on month-end balances. Management believes that the use of average monthly balances is representative of its operations.

TABLE 1  CONSOLIDATED AVERAGE BALANCES, INTEREST AND RATES

                                                                1998                                    1997
                                                    ----------------------------           ------------------------------
                                                     Average   Interest   Yield              Average     Interest   Yield
                                                     Balance              /Rate              Balance                /Rate
                                                                               (in thousands)
Assets:
Interest-earning assets:
    Interest earning deposits and fed funds sold     $ 25, 533       1,436  5.62%            $19,268         1,064    5.55%
    Investment securities:
       Taxable                                          80,128       4,764  5.94              51,584         3,653    7.08
       Nontaxable                                        2,270         177  7.80               2,099           164    7.81
                                                         -----         --- -----               -----           ---   -----
       Total investment securities                      82,398       4,941  6.00              53,683         3,817    7.11
    Loans (including loan fees) (1)                    272,055      25,903  9.52             283,723        26,628    9.39
                                                       -------      ------  ----             -------        ------    ----
    Total interest-earning assets                      379,986      32,280  8.50             356,674        31,509    8.83

Allowance for loan losses                              (2,895)                               (2,193)
Cash and due from banks                                 10,316                                 8,980
Premises and equipment                                   9,036                                 9,750
Other assets                                            13,038                                 9,763
                                                        ------                                 -----
    Total assets                                     $ 409,481                              $382,974
                                                     =========                              ========

Liabilities and equity:
Interest bearing liabilities:
    Deposits:
       Demand                                        $  56,842       1,463  2.57%          $  48,745         1,501    3.08%
       Savings                                          37,902       1,069  2.82              39,223         1,157    2.95
       Time                                            204,932      11,720  5.72             208,849        11,848    5.67
    Other borrowings                                    41,197       2,394  5.81              13,465           815    6.05
                                                        ------       -----  ----              ------           ---    ----
    Total interest bearing liabilities                 340,873      16,646  4.88             310,282        15,321    4.94


Non-interest bearing demand deposits                    15,942                                21,588
Other liabilities                                        5,087                                 2,820
Equity                                                  47,579                                48,284
                                                        ------                                ------
    Total liabilities and equity                     $ 409,481                              $382,974
                                                     =========                              ========
Excess of interest-bearing assets over
     interest-bearing liabilities                       39,113                                46,393
Ratio of interest-bearing assets to
     interest-bearing liabilities                       111.47%                               114.95%
Net interest income                                                 15,634                                  16,188
Net interest rate spread                                                    3.62%                                     3.89%
                                                                            =====                                   ========
Net interest margin (2)                                                     4.11%                                     4.53 %
                                                                            =====                                     ======
Tax equivalent adjustments

   Investment securities                                              (60)                                    (56)

Net interest income                                                 15,574                                  16,132
                                                                    ======                                  ======

                                                                      1996
                                                         ------------------------------
                                                         Average     Interest   Yield
                                                         Balance                /Rate

Assets:
Interest-earning assets:
    Interest earning deposits and fed funds sold       $ 15,158            822     5.42
    Investment securities:
       Taxable                                           30,387          2,411     7.93
       Nontaxable                                         1,236            127    10.28
                                                          -----            ---    -----
       Total investment securities                       31,623          2,538     8.03
    Loans (including loan fees) (1)                     272,786         24,874     9.12
                                                        -------         ------     ----
    Total interest-earning assets                       319,567         28,234     8.84

Allowance for loan losses                               (2,446)
Cash and due from banks                                   9,005
Premises and equipment                                    8,327
Other assets                                              9,322
                                                          -----
    Total assets                                       $343,775
                                                       ========

Liabilities and equity:
Interest bearing liabilities:
    Deposits:
       Demand                                          $ 46,821          1,386     2.96
       Savings                                           32,991            889     2.69
       Time                                             202,641         11,338     5.60
    Other borrowings                                     18,650          1,169     6.27
                                                         ------          -----     ----
    Total interest bearing liabilities                  301,103         14,782     4.91


Non-interest bearing demand deposits                     15,635
Other liabilities                                         1,893
Equity                                                   25,144
                                                         ------
    Total liabilities and equity                       $343,775
                                                       ========
Excess of interest-bearing assets over
     interest-bearing liabilities                        18,464
Ratio of interest-bearing assets to
     interest-bearing liabilities                        106.13%
Net interest income                                                     13,452
Net interest rate spread                                                          3.93%
                                                                                  ====
Net interest margin (2)                                                           4.21%
                                                                                  =====
Tax equivalent adjustments

   Investment securities                                                  (43)

Net interest income                                                     13,409
                                                                        ======

(1) Average balances include  nonaccrual loans and mortgage loans held for sale.
(2) Excludes provision for loan losses.

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

     The net interest spread was 3.62% in 1998, 3.89% in 1997 and 3.93% in 1996, while the net interest margin was 4.11% in 1998, 4.53% in 1997 and 4.21% in 1996. The decrease in the spread during 1998 was primarily due to lower average loan balances, higher average investment securities with lower yields and higher average borrowings. The decrease in the spread during 1997 was primarily due to a larger percentage of interest bearing assets being in investment securities (funded by the stock conversion), which have a lower yield than loans. The increase in the margin in 1997 resulted from the greater amount of interest bearing assets funded primarily by the stock conversion proceeds. The table below shows the change in net interest income for the past two years due to changes in volume and rate, on a tax equivalent basis (assuming a 34% tax rate). Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

TABLE 2  RATE/ VOLUME VARIANCE ANALYSIS

                                              1998 Compared to 1997                    1997 Compared to 1996
                                              ---------------------                    ---------------------
                                               Increase (decrease)                      Increase (decrease)
                                               due to changes in                        due to changes in
                                     --------------------------------------    ---------------------------------------
                                                       Yield/       Net                           Yield/       Net
                                          Volume       Rate         Change        Volume          Rate         Change
                                                                      (in thousands)
Interest income on:
Interest   earning   deposits   and
federal funds sold                         $ 359           13           372             442         (200)         242

Investment securities:
     Taxable                               2,023         (912)        1,111           1,268          (26)       1,242
     Nontaxable                               13            0            13              72          (35)          37

Loans (including loan fees)               (1,095)         370          (725)          1,074          680        1,754
                                         -------          ---         -----           -----          ---        -----
Total interest income                      1,300         (529)          771           2,856          419        3,275

Interest expense on:
Deposits:
     Demand                                  250         (288)          (38)            155          (40)         115
     Savings                                 (39)         (49)          (88)            169           99          268
     Time                                   (229)         101          (128)            382          128          510
Other borrowings                           1,679         (100)        1,579            (303)         (51)        (354)
                                           -----        -----         -----           -----         ----        -----

Total interest expense                     1,661         (336)        1,325             403          136          539
                                           -----        -----         -----             ---          ---          ---

Net interest income                         (361)        (193)         (554)          2,453          283        2,736
                                           =====        =====         =====           =====          ===        =====

NONINTEREST INCOME

     Noninterest income consists primarily of revenues generated from service charges and fees on deposit accounts and profits earned through sales of credit life insurance. In addition, gains or losses realized from the sale of investment portfolio securities are included in noninterest income. Total noninterest income for 1998 increased 51.7% or $1.9 million as compared to 1997. In addition to increases in all categories of fee based income, the largest component of noninterest income growth during 1998 was the net gain on sale of available for sale securities totaling $860,000 compared to a $20,000 loss in 1997. Management periodically liquidates securities available for sale to meet loan demand and other liquidity needs.

     Service charges on deposit accounts increased $331,000 or 12.1% due to management's effort to increase fee based income. Fees on transaction accounts were increased during 1998 as the result of an independent review of the Bank's fee structure that was performed in the fourth quarter of 1997 and implemented in 1998. The 1997 increase of $380,000 or 16.2% was primarily due to a 14% increase in transaction accounts for the year ended December 31, 1997.

     Miscellaneous income increased $610,000 or 233% for the year ended December 31, 1998 as compared to 1997. This increase resulted primarily from three items: an insurance settlement of $250,000; net gain on sale of other assets, including other real estate of $294,000 for 1998 compared to a net loss in 1997 of $51,000; and the gain on the sale of three branches located in Wal*Mart Superstores of $100,000 in 1998. Income from insurance sold increased by $86,000 or 16.4% in 1998. This increase is attributable to the sales and marketing efforts of CFB Financial, Inc. and CFB Insurance, Inc., the finance and insurance subsidiaries of the Bank.

NONINTEREST EXPENSE

     Noninterest expense decreased $1.6 million or 9.2% for the year ended December 31, 1998 as compared to 1997. Approximately half of these cost savings relate to the closing of two unprofitable branches in February 1998. Expenses associated with other real estate also decreased by $194,000 and losses related to branch operations were reduced by $182,000. Management continues to emphasize operating efficiencies and expense control to reduce the impact of noninterest expense on net earnings.

     Noninterest expense for 1997 increased $2.4 million or 15.7% as compared to 1996. Salaries and wages increased $61,000 in 1997 or 16% compared to 1996 primarily due to staffing needs at the Wal*Mart branches that were opened from March through September 1996 and were open throughout the entire year of 1997. One additional branch was opened in July 1997 on Maple Street in Carrollton, Georgia. ESOP and MRP expense was $2.6 million in 1997. These benefit packages were begun in 1997 in conjunction with and subsequent to the initial public offering. The 1997 expense contains a one time $1.8 million bonus accrued to reimburse recipients for the tax liability relating to preferred stock awards granted to the directors and certain executive officers. Occupancy and equipment expense increased $299,000 or 18.6% in 1997 compared to 1996 primarily because of the opening of one additional branch and four Wal*Mart branches being opened for the full year in 1997.

     Deposit insurance premiums decreased $2.2 million in 1997 from 1996. This decrease is attributed primarily to a one-time assessment to all SAIF institutions which was $1.7 million for the Company for the year ended December 31,1996, and to a significant reduction in the rate of deposit insurance assessment. The year ended December 31, 1997, had a one time charge of $505,000 for the loss on abandonment of premises and equipment relating to the closing of two branches and the obsolescence of certain computer equipment associated with Year 2000 compliance. Other operating expenses, including advertising, office supplies, and data processing, increased 12% in 1997.


INCOME TAXES

     Income  tax  expense  of $1.3  million  was  recognized  for the year ended
December 31, 1998 and an income tax benefit of $28,000 and $14,000 was recognized for the years ended December 31, 1997 and 1996, respectively. The effective tax rate differed from the expected 34% federal rate applied to earnings before income taxes primarily due to tax exempt interest income. Additional information regarding the Company's income taxes can be found in Note
(8) of the Notes to Consoldiated Financial Statements.

CHANGES IN FINANCIAL CONDITION

     The Company's consolidated assets at December 31, 1998 totaled $392 million, compared to $394 million at December 31, 1997. This represents a .5% decrease in total assets at year-end 1998. The average balance sheet (Table 1) reflects a $26.5 million or 6.9% increase in average total assets from 1997 to 1998. Average investment securities for 1998 increased $28.7 million resulting from an arbitrage transaction where the bank borrowed $40 million of FHLB 7 yr./2 yr. callable advances and purchased $40 million in bonds. Average loans decreased $11.7 million or 4.1% from 1997 to 1998. Average stockholders' equity decreased $705,000 or 1.5% from 1997 to 1998 primarily as the result of the Company's stock repurchase program.

     On December 29, 1997 the Board of Directors of the Company authorized a stock repurchase program whereby the Company was authorized to purchase up to 600,000 shares of its common stock through open market purchases. On August 20, 1998 the Company completed cumulative common stock repurchases of 600,000 shares. On August 20, 1998, the Company's Board of Directors also authorized negotiations for the repurchase of 172,535 shares from a single shareholder. The purchase of the 172,535 shares was concluded on August 21, 1998. A total of 772,535 shares were retired during the first nine months of 1998 at an average cost of $47.13 per share. On August 25, 1998, the Board of Directors of the Company authorized another stock repurchase program for treasury to fund future requirements for common stock under the Management Recognition Plan and 1997 Stock Option Plan. The Company intends to repurchase an aggregate number of shares of common stock not to exceed 337,898 shares. In accordance with this plan, 224,619 shares had been purchased as of December 31, 1998 at an average price of $40.16 per share. As a result of the stock repurchases outstanding common shares were reduced by 1.9 million shares or 42.4% in 1998.

     On December 31, 1998, the Bank sold substantially all the assets and liabilities of three of its four Wal*Mart branch locations (Stockbridge, Fayetteville and Newnan) to The First Citizens Bank of Newnan ("FCBN"). Management determined that operating these branches (which were primarily outside of the Bank's core market area) without traditional branches in the same area would not contribute to the Bank's profitability. The disposition resulted in a cash payment to FCBN of approximately $27.5 million consisting of deposit liabilities of approximately $28.9 million, net of certain other assets.

INVESTMENT SECURITIES

     The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. There were no trading securities at December 31, 1998 and 1997. Securities held to maturity are those securities for which the Company has the ability and intent to hold to maturity. All other securities are classified as available for sale. Securities available for sale are recorded at fair value. Securities held to maturity are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     At December 31, 1998, approximately 61.7% of the Company's investment securities and other investments were comprised of mortgage-backed securities that are insured or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), or Government National Mortgage Association (GNMA). Collateralized Mortgage Obligations (CMOs) not insured or guaranteed by FHLMC, FNMA or GNMA comprised 8.0% of the investment portfolio, U.S. government agency obligations comprised 1.4%, U.S. government treasury obligations comprised 4.1%, preferred stock of FNMA, FHLMC and Student Loan Mortgage Association (SLMA) comprised 13.2%, FHLB stock comprised 3.0%, municipal securities comprised 3.1% and common stock comprised 5.5% of such portfolio at December 31, 1998.

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

     During the first quarter of 1998, management initiated a leverage program designed to make optimal utilization of the Bank's assets and capital. This program utilizes borrowed funds, principally FHLB advances, secured by mortgage loans to purchase additional securities. The revenue contribution from the leverage program (the net spread between the leverage borrowing cost and earnings on new securities purchased) is not expected to add any material operating expense to the Bank. The securities purchased in conjunction with the leverage program are primarily treasuries and other government agency issues. As of December 31, 1998, the leverage program at the bank had added $40 million in total borrowings and earning assets.

     The following table sets forth certain information regarding the classifications of the Company's investment securities at December 31, 1998, 1997 and 1996. Securities classified as available for sale are carried at their estimated fair value at December 31, 1998. Securities held to maturity are carried at amortized cost at all respective dates. There were no trading securities at December 31, 1998, 1997 or 1996.

TABLE 3  CARRYING VALUE OF INVESTMENTS

Securities available for sale:                              1998                     1997                 1996
                                                            ----                     ----                 ----
                                                                                (in thousands)
U.S. Treasuries                                         $  3,049                $   3,013               $     --
U.S. Government agencies                                   1,005                   23,248                  18,830
State, county and municipal                                2,184                    2,159                   2,231
Mortgage-backed securities                                51,646                   11,552                  12,866
Equity securities                                         13,818                    9,520                     --
                                                         -------                  -------                --------
                                                         $71,702                  $49,492                $ 33,927
                                                         -------                  -------                --------



Securities held to maturity:

U.S. Treasuries                                         $    --                       --                      500
U.S. Government agencies                                     --                     5,669                   6,216
State, county and municipals                                 115                      115                     115
Mortgage-backed securities                                   117                      222                     933
                                                             ---                      ---                     ---
                                                             232                   $6,006                  $7,764
                                                             ---                   ------                  ------

Total investment securities                              $71,934                  $55,498                 $41,691
                                                         =======                  =======                 =======

     The following table presents the expected maturity of the total investment securities portfolio by maturity date and average yields based upon amortized cost (for all obligations on a fully taxable basis assuming a 34% tax rate) at December 31, 1998. It should be noted that the composition and maturity/repricing distribution of the investment portfolio is subject to change depending upon rate sensitivity, capital needs and liquidity needs.

TABLE 4  EXPECTED MATURITY OF INVESTMENT SECURITIES

                                                       After one but       After five but
                                 Within one year     within five years    within ten years        After ten years
                                Amount    Yield       Amount   Yield       Amount    Yield        Amount    Yield      Totals
                                ------    -----       ------   -----       ------    -----        ------    -----      ------
                                                                 ( in thousands)
Securities held to maturity:
State, county and municipals      $   -      -           115    4.55%           -        -           -          -         115
Mortgage-backed securities           33   8.52%           84    7.25%           -        -           -          -         117
                                     --   -----           --    -----           -        -           -          -         ---
                                     33   8.52%          199    5.69%           -        -           -          -         232
                                     ==   =====          ===    =====           =        =           =          =         ===

Securities available for sale:
U.S. Treasury Securities            999    5.95%       1,997    6.03%           -        -           -         -        2,996
U.S. Government Agencies              -        -       1,000    7.35%           -        -           -          -       1,000
State, county and municipals         51    6.94%         103    7.26%         888    8.12%       1,039      8.51%       2,081
Mortgage-backed securities            -        -       1,912    6.86%       5,880    6.98%      44,156      6.36%      51,948
Equity securities:
 FNMA Preferred Stock             2,018        -           -        -           -        -           -          -       2,018
 SLMA Preferred Stock             5,732        -           -        -           -        -           -          -       5,732
 FHLMC Preferred Stock            2,009        -           -        -           -        -           -          -       2,009
Common Stock (Banks)              5,184        -           -        -           -        -           -          -       5,184
                                  -----    -----       -----    -----      ------    -----      ------      -----       -----
                               $ 15,993    6.00%       5,012    6.64%       6,768    7.13%      45,195      6.41%      72,968
                               ========    =====       =====    =====       =====    =====      ======      =====      ======

LENDING ACTIVITIES

     The Bank has general authority to originate and purchase loans secured by real estate, secured or unsecured loans for commercial, corporate, business, or agricultural purposes and loans for personal, family, or household purposes, and may issue credit cards and extend credit in connection therewith. While not restricted by law, the Bank limits its lending activities mainly to the counties in which it has offices.

     At December 31, 1998, the Bank's loans-to-one borrower limit was $7.4 million for amply secured loans (25% of statutory capital base) and $4.4 million for unsecured loans (15% of statutory capital) and its five largest loans or groups of loans-to-one borrower, including related entities, were $4.6 million, $4.4 million, $3.6 million, $3.0 million and $2.9 million. The $4.6 million loan is a development loan secured by a 228 lot residential subdivision and an 18 hole golf course. The $4.4 million loan is a commercial installment note secured by a restaurant, motel and adjacent real estate. The $3.6 million loan is a construction and permanent financing on a 240 unit apartment complex in Chattanooga, Tennessee, which represents a participation with other lenders. The $3.0 million loan was to fund the purchase of a clothing manufacturing business secured by real estate and equipment, inventory, furniture, fixtures, and accounts receivable. The $2.9 million loan was to facilitate the purchase of an architectural firm.

     Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan at the dates indicated.

TABLE 5  LOAN PORTFOLIO

                                                                              December 31,
                                           1998               1997                1996               1995               1994
                                      Amount      %      Amount       %     Amount       %      Amount      %      Amount      %
                                      -------------      --------------     --------------      -------------      -------------
                                                                             (in thousands)
Real estate mortgage loans(1)        $197,182     74%    $209,836   73%     $203,799   75%     $225,481    83%    $240,990     85%
Real estate construction loans         18,853      7       18,016    6        10,760    4         5,052     2        1,828      1
Commercial loans                       20,905      8       16,507    6        10,293    4         8,643     3        8,351      3
Consumer and other installment loans   30,795     11       42,032   15        47,583   17        33,995    12       32,307     11
                                       ------              ------             ------             ------             ------
loans
Total loans                           267,735    100%    286,391   100%      272,435  100%      273,171   100%     283,476    100%
                                      =======    ====    =======   ====      =======  ====      =======   ====     =======    ====

Less:  Allowance for loan losses        2,880               2,789              2,601              2,291               2,392
                                        -----               -----              -----              -----               -----
Loans, net                           $264,855            $283,602           $269,834           $270,880            $281,084
                                     ========            ========           ========           ========            ========

(1)Real estate mortgage loans contain commercial loans secured by real estate in the following amounts:
                                         1998               1997                1996               1995                1994
                                    $  74,237          $  78,675         $    47,493         $   35,301         $    30,404

CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES. The following table sets forth certain information at December 31, 1998 regarding the dollar amount of loans maturing or repricing in the Bank's portfolio based on the contractual terms to maturity, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity or repricing and overdrafts are reported as due in one year.

TABLE 6  LOAN PORTFOLIO MATURITIES

                                     1 year
                                      Less Than                 through                   Over
Loan Type                                1 year                 5 years                5 years                  Total
---------                                ------                 -------                -------                  -----
                                                                       (in thousands)
Commercial                              $12,127                  $7,942                  $ 836                $20,905
Construction                             12,172                   2,220                  4,461                 18,853
                                         ------                   -----                  -----                 ------
Total                                   $24,299                 $10,162                 $5,297                $39,758
                                        =======                 =======                 ======                =======

     The following table sets forth, as of December 31, 1998, the dollar amount of all loans, before net items, maturing or repricing after one year from December 31, 1998 that have fixed interest rates or that have adjustable interest rates.

TABLE 7  RATE STRUCTURE FOR LOANS MATURING OVER ONE YEAR

                                   Adjustable
Loan Type                           Fixed Rates                   Rates                  Total
---------                           -----------                   -----                  -----
                                 (in thousands)
Commercial                               $7,751                  $1,027                 $8,778
Construction                              4,638                   2,043                  6,681
                                          -----                   -----                  -----
Total                                   $12,389                  $3,070                $15,459
                                        =======                  ======                =======


     Scheduled contractual amortization of loans does not reflect the actual term of the Bank's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sale clauses, which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The Bank manages asset quality and controls risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices. The Bank's Asset Review Committee is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures across the Bank. Loan review specialists are charged with credit reviews and reporting deviation from policy, or any change in the quality of a credit, to the Asset Review Committee and the Executive Committee of the Board of Directors.

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

     Reviews of non-performing and past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are made on a regular basis during the year.

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

     The provision for loan losses decreased by $1,285,000 in 1998 compared to 1997. The allowance for loan losses as a percentage of total loans increased to 1.08% in 1998 from .97% at year end 1997. The net loan loss provision was lower for 1998 than 1997 and higher than 1996 because the Company chose to charge-off certain loans in 1997 in preparation for conversion to a state chartered commercial bank. These charge offs were the result of higher deficiency balances associated with consumer loans and credit card loans as well as charge-offs taken upon the foreclosure of real estate. The Bank does not currently allocate the allowance for loan losses to the various loan categories.

TABLE 8  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                                               Year Ended December 31,
                                                    ------------------------------------------------------------------------------
                                                         1998            1997            1996           1995            1994
                                                         ----            ----            ----           ----            ----
                                                                                   ( in thousands)
Allowance at beginning of period                      $2,789             $2,601          $ 2,291        $ 2,392        $ 2,687
Provisions                                               782              2,067            1,143            250             99
Charge-offs
     Mortgage loans                                      199                351               32             82            277
     Commercial loans                                     33                 95              117             59              0
     Consumer loans                                      962              1,768              776            307            181
                                                    ---------       -----------     ------------    -----------    -----------
         Total charge-offs                             1,194              2,214              925            448            458
Recoveries
     Mortgage loans                                        -                 42               25              7             40
     Commercial loans                                      -                  -                -              -              -
     Consumer loans                                      503                293               67             90             24
                                                    ---------       -----------     ------------    -----------    -----------
         Total Recoveries                                503                335               92             97             64
     Net charge-offs                                     691              1,879              833            351            394
Allowance at end of period                            $2,880             $2,789           $2,601         $2,291         $2,392
                                                    ========        ===========     ============         ======         ======
Allowance for loan losses to total non-performing
loans at end of period                                260.87%            254.00%           41.66%         99.61%         76.64%
Allowance for loan losses to average loans at end
of period                                               1.04%              1.00%            0.95%          0.82%          0.88%
Net charge-offs to average loans outstanding
during the period                                       0.25%              0.67%            0.31%          0.13%          0.14%
Average gross loans(1)                              $277,063           $279,412         $272,803       $278,323       $272,815

(1) Beginning and ending annual period balances were used to calculate average gross loans.


ASSET QUALITY AND RISK ELEMENTS

     At December 31, 1998, non-performing assets, comprised of nonaccrual loans, other real estate owned and loans for which payments are more than 90 days past due, totaled $6.6 million compared to $7.7 million at year end 1997.

     It is the general policy of the Bank to stop accruing interest income and place the recognition of interest on a cash basis when a loan is placed on nonaccrual status and any interest previously accrued but not collected is reversed against current income. Loans made by the Bank to facilitate the sale of other real estate are made on terms comparable to loans of similar risk.

     There were no commitments to lend additional funds on nonaccrual loans at December 31, 1998. Table 9 summarizes the Bank's non-performing assets for each of the last five years.

 TABLE 9 RISK ELEMENTS

                                                                              December 31,
                                                           1998        1997       1996        1995         1994
                                                           ----        ----       ----        ----         ----
                                                                             ( in thousands)
Non-accruing loans:
     Mortgage                                             1,014         752      4,843       1,785        1,656
     Construction                                             -         199          -           -            -
     Commercial                                               -           -          -           -            -
     Consumer                                                90         147      1,400         515        1,465

Accruing loans greater than 90 days delinquent:
     Mortgage                                                 -           -          -           -            -
     Construction                                             -           -          -           -            -
     Commercial                                               -           -          -           -            -
     Consumer                                                 -           -          -           -            -
                                                        -------     -------    -------     -------      -------
     Total non-performing loans                           1,104       1,098      6,243       2,300        3,121

Real estate owned(1)                                      5,479       6,628        180         253          968
                                                        -------     -------    -------     -------      -------
     Total non-performing assets                          6,583       7,726      6,423       2,553        4,089

     Total non-performing loans as a
     percentage of total net loans                        0.42%       0.39%      2.31%       0.85%        1.11%

     Total non-performing assets as
     a percentage of total assets                         1.68%       1.96%      1.82%       0.76%        1.16%

(1) Consists of real estate acquired by foreclosure.

         There may be additional loans within the Bank's portfolio that may become classified as conditions dictate; however, management was not aware of any such loans that are material in amount at December 31, 1998.


SOURCE OF FUNDS

     GENERAL. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments, principal, interest and dividend payments on investments and other sources. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

     DEPOSITS. The Bank's deposits are attracted principally from within the Bank's primary market area through the offering of a wide selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, and term certificate accounts. Included among these deposit products are individual retirement account certificates of approximately $47.1 million at December 31, 1998. Deposit account terms vary, with the principal references being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. As of December 31, 1998, the certificates of deposit with principal amounts of $100,000 or more totaled $41.4 million.

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

     The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Bank at the dates indicated.


TABLE 10 DEPOSITS

                                  December 31,
                                    1998                          1997                            1996
                            --------------------------      -------------------------      -------------------------
                                           Weighted                        Weighted                       Weighted
                                            Average                        Average                        Average
                             Amount      Interest Rate      Amount      Interest Rate      Amount      Interest Rate
                                                                 (in thousands)
Time deposits                 $188,052          5.6%          $207,326          5.7%     $210,488             5.6 %
Savings accounts                31,630          2.3             38,273          3.2        34,077             3.0


Transaction accounts
NOW and money
     market accounts            52,644          2.2             51,198          2.1        47,288             2.6

Non-interest
     bearing accounts           13,611             -            18,734         -           15,903               -
                                ------                          ------                  ---------

Total transaction
     accounts                   66,255                          69,932                     63,191
                                ------                          ------                  ---------

Total deposits                $285,937                        $315,531                   $307,756
                              ========                        ========                   ========

     The following table sets forth the maturities of the Bank's certificates of deposit having principal amounts of $100,000 or more at December 31, 1998.

TABLE 11          MATURITIES OF CERTIFICATES OF DEPOSIT OVER $100,000

         Certificates of deposit
         maturing in:                                          (in thousands)

         Less than three months                                 $   6,725
         Three to six months                                        5,833
         Six to 12 months                                          13,924
         Over 12 months                                            14,967
                                                                   ------
              Total certificates of deposit with
              balances of $100,000 or more                        $41,449
                                                                  =======

     BORROWINGS. The Bank may obtain advances from the FHLB of Atlanta upon the security of its FHLB of Atlanta stock and certain of the Bank's residential mortgage loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of deposit accounts, and to permit increased lending.

     The Bank had $42.9 million FHLB advances outstanding at December 31, 1998. All were fixed rate advances and had a weighted average rate of 5.37%.

     The following table sets forth the maximum month-end balance and average balance of the Bank's FHLB advances during the periods indicated. See also Note
(6) to the Consolidated Financial Statements.

TABLE 12 FHLB ADVANCES

                                                                        Year Ended December 31,
                                                                        -----------------------
                                                         1998                     1997                    1996
                                                         ----                     ----                    ----
                                                                              (in thousands)
Maximum balance                                         $45,055                 $16,295                  $20,236
Average balance                                          37,564                   12,071                 16,514
Weighted average interest rate
         during year                                       5.45 %                  5.70 %                   5.56 %
Balance outstanding at year-end                         $42,945                  $5,495                  $16,295
Weighted average interest rate
         at year-end                                       5.37 %                  5.73 %                   5.90 %

     The Company also borrowed $5 million on June 2, 1998 from another financial institution and pledged all the issued and outstanding shares of capital stock owned of the Bank. The note payable bears interest at prime less one percent with the entire outstanding balance due December 2, 1999. This loan was obtained to help fund the repurchase of 238,700 shares of the Company's common stock on June 2, 1998 in accordance with the Company's stock repurchase plan.

INTEREST RATE SENSITIVITY MANAGEMENT

     The absolute level and volatility of interest rates can have a significant impact on the Company's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates in order to achieve the Company's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

     On February 27, 1998 the Bank purchased an interest rate cap. This interest rate cap was purchased as part of an arbitrage transaction where the Bank borrowed $40 million of FHLB 7 yr./2 yr. callable advances, and purchased $40 million in bonds. The Company anticipates continued limited use of derivative interest rate contracts when appropriate in its asset-liability rate management.

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

     Interest rate sensitivity is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons: immediate through three months, four to twelve months, one to five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. Table 13 shows interest sensitivity gaps for these different intervals as of December 31, 1998.

TABLE 13          INTEREST RATE SENSITIVITY ANALYSIS

                                                      Immediate       Four Through      One Through
                                                    Through Three        Twelve            Five              Over
                                                       Months            Months            Years          Five Years        Totals
                                                       ------            ------            -----          ----------        ------
                                                                                      (in thousands)
Interest earning assets:
   Interest bearing deposits and federal funds sold      21,853                -                 -                -          21,853
   Investment securities                                 17,274            7,454            18,570           28,636          71,934
   Other investments                                      2,328                -                 -                -           2,328
   Loans (including mortgage loans held for sale)        80,848           82,316            72,703           32,067         267,934
                                                        -------          -------           -------          -------         -------
Total interest-earning assets                           122,303           89,770            91,273           60,703         364,049

   Interest-bearing demand and savings deposits          12,983           36,629            34,662                -          84,274
   Time deposits                                         35,887           83,831            68,334                -         188,052
   Note payable & other borrowings                           65            5,535             2,345           40,000          47,945
   Subordinated debt                                         -               900                -                 -             900
                                                        -------          -------           -------          -------         -------
Total interest-bearing liabilities                       48,935          126,895           105,341           40,000         321,171

Interest sensitivity gap per period                      73,368         (37,125)          (14,068)           20,703

Cumulative interest sensitivity gap                      73,368           36,243            22,175           42,878

Cumulative gap as a percentage of total
   interest-earning assets                               20.15%            9.96%             6.09%           11.78%

Cumulative interest-earning assets as a percentage
   of cumulative interest-bearing liabilities           249.93%          120.61%           107.89%          113.35%

     As seen in the preceding table, for the first 365 days, 54.8% of earning asset funding sources will reprice compared to 58.3% of all interest earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the Company's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

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

     Table 13 indicates the Company is in an asset sensitive or positive gap position at twelve months. This asset sensitive position would generally indicate that the Company's net interest income would increase should interest rates rise and would decrease should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal sensitivity to parallel shifts in interest rates. Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin.

LIQUIDITY AND CAPITAL RESOURCES

     The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs of the Company and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of the bank to maintain a high level of liquidity in all economic environments. Liquidity is defined as the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company's ability to meet the day to day cash flow requirements of the Company's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary functions of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

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

     The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of securities. Installment loan payments are becoming an increasingly important source of liquidity for the Company as this portfolio continues to grow. Loans that mature or reprice in one year or less amounted to $163 million at December 31, 1998. Investment securities maturing in the same time frame totaled $27.1 million. Other short-term investments such as federal funds sold and maturing interest bearing deposits with other banks are additional sources of liquidity funding.

     The liability portion of the balance sheet provides liquidity through various customers' interest bearing and non-interest bearing deposit accounts. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs. Liquidity is also provided by advances from the FHLB of Atlanta.

     As disclosed in the Company's Consolidated Statements of Cash Flows included in the Consolidated Financial Statements, net cash provided by operating activities increased $5.3 million from December 31, 1997 to December 31, 1998. Net cash provided by investing activities of $1.5 million in 1998 resulted primarily from a net decrease in loans of $17.2 million, a net increase in funds used for investments of $17.7 million and $2.3 million provided from the sale of real estate and repossessions. Cash used in financing activities totaled $4.5 million for 1998. A net increase in notes payable providing $42.5 million was offset by purchases of the Company's stock of $45.4 million during 1998.

     Management considers the Company's liquidity position at the end of 1998 to be sufficient to meet its foreseeable cash flow requirements for the next 12 months. Reference should be made to the Consolidated Statements of Cash Flows appearing in the Consolidated Financial Statements for a three-year analysis of the changes in cash and cash equivalents resulting from operating, investing and financing activities.


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

YEAR 2000 ISSUES

     The "Year 2000" issue refers to potential problems that may result from the improper processing of dates and date-dependent calculations by computers and other microchip-embedded technology (like an alarm or telephone system). In simple terms, problems with year 2000 can result from a computer's inability to recognize a two-digit date field (00) as representing the year 2000 and its incorrect recognition of the year as 1900. Failure to identify and correct this problem could result in system processing errors that would disrupt the Company's normal business operations. In recognition of the seriousness of this issue, and in accordance with directives on Year 2000 issued by banking regulatory agencies, the Company established a Year 2000 Committee in January, 1998. This committee is chaired by a member of senior management and reports directly to the Company's Board of Directors on a quarterly basis.

State of Readiness

     The Company has adopted the seven phase action plan outlined by the FDIC to address Year 2000 issues and expects to address all aspects of the action plan in a timely manner and to be prepared for the impact Year 2000 will have on the Company, its systems, vendors and customers. The seven phases are:


     1. Awareness - The Year 2000 committee and committee chairperson were appointed and authorized to develop an overall strategy for addressing the Year 2000 issue. An ongoing awareness program has been developed to keep directors, employees and customers informed about the Year 2000 issue and apprised of the Company's progress in addressing it.

     2. Inventory - This entails completion of a specific, detailed inventory of all hardware, software and other microchip-embedded products used by the Company. Procedures are established to ensure that any new purchases are properly analyzed for Year 2000 compliance and then inventoried. Vendors and suppliers are contacted to ascertain Year 2000 compliance status and efforts to remediate potential problems.

     3. Assessment - Mission critical areas are identified and tested to address potential problem areas. Budgets are developed for expected expenses and other resources needed to adequately address potential problems. The potential risk exposure posed by borrowers and large depositors is also evaluated.

     4. Renovation/Analysis - Vendors that supply system applications are requested to provide certification that their product used by the Company is Year 2000 compliant. Non-compliant systems are renovated or replaced.

     5. Testing - All replaced or upgraded systems are tested to ensure full correction of any Year 2000 issues and then reviewed by a third party for validation of corrective action. Contingency plans are tested for effectiveness.

     6. Implementation - A final review of all systems after the renovation of problematic areas is completed. Management and system users will carefully assess the status of corrective action.

     7. Post-Implementation - Utilizing the contingency plans, the Year 2000 committee will continue to refine backup processes and procedures to be used in a worst-case scenario.

     This seven-phase program applies to both information technology ("IT") and non-information technology ("non-IT") systems affected by Year 2000 that have been designated by the Year 2000 Committee as "mission critical." For purposes of the Year 2000 project, mission critical systems are defined as any technology element that, if not able to function properly, could result in financial liability, loss of revenue, significant customer service/support problems and damage to the Company's reputation.

     The following table identifies our primary IT and non-IT mission critical systems and elements:


                IT                                        Non-IT
                --                                        ------
        Mainframe hardware                           Security systems
        Mainframe software                             HVAC systems
               ATMs                                    Vault doors
        PC network hardware                           Printed forms
        PC network software                           Phone systems


     As of September 30, 1998, the awareness and inventory phases of the Year 2000 project were completed for our mission critical IT and non-IT systems.

     The Federal Financial Institutions Examination Council (FFIEC) issued a statement entitled "Year 2000 Project Management Awareness" in May, 1997. This statement established key milestones that banks and other financial institutions must meet with regard to Year 2000 testing and remediation. The following table sets forth each deadline contained in this statement and where the Company stands with respect to meeting each deadline.

Date                        Task                                   The Company's Status
----                        ----                                   --------------------
June 30, 1998               Complete development of all            Completed
                            written testing strategies, plans
                            and policies; due diligence to
                            determine Year 2000 risk posed by
                            customers  implemented.


September 1, 1998           Commence testing of internal           Completed
                            mission-critical systems; assessment
                            of customers' Year 2000 preparedness
                            and potential impact of the
                            institution in progress.

December 31, 1998           Testing of internal mission-critical   Completed
                            systems substantially complete.
                            Continued assessement of customer
                            Y2K preparedness.

March 31, 1999              External  testing with material third  Scheduled for  completion by June 30,
                            parties begins.                        1999.

June 30, 1999               Testing of all mission-critical        Scheduled for  completion by June 30,
                            systems completed and corrective       1999.
                            actions substantively completed.


     The FFIEC has, under its bank supervisory authority, developed a multi-phase examination process to determine if banks are complying with the provisions of the awareness statement described above. The Company intends to comply with all regulatory requirements established by banking regulatory agencies.

     As is the case with many financial institutions, the Company is dependent upon third parties to provide systems used in daily operations. Examples include, but are not limited to, firms that provided both mainframe and desktop computer hardware, bank processing software that tracks loans and deposits, telecommunications services, check clearing and electrical utilities. Even though many providers of these products have advised that they are Year 2000 compliant, the Company is performing independent testing and validation that will confirm that this is the case for each product as it is installed and used in the Company's operations. Generally speaking, the Company utilizes hardware and software providers that are registered under the Securities and Exchange Act of 1934; the SEC filings for each provider are being reviewed by management to determine if any significant disclosures with regard to the Year 2000 are made. In addition, the Company has requested all providers of hardware, software, processing services and other systems that are date-sensitive to provide written certification of the Year 2000 status for their product or service. The following table sets forth the Company's significant material relationships with third parties that, in the opinion of management, could potentially result in business interruption if the product or service provided is not Year 2000 compliant. This table is not intended to itemize all relationships with third-party service providers.


        Product/Service                    Year 2000 Assessment Status
        ---------------                    ---------------------------
        Software                           Certified by proxy

        Service Bureau                     Certified by proxy

        Telecommunications services        Completed

        Wire transfers                     Testing completed with FedLine

        Check clearing                     Certified compliant by proxy



     In accordance with recently issued accounting guidelines on how Year 2000 costs should be recognized for financial statement purposes (EITF 96-14), the Company intends to recognize as current period expense all costs associated with the consulting, inventory, testing and resources components of the Year 2000 budget. The costs associated with remediation, which comprise approximately 90% of the Year 2000 budget, are primarily related to the installation of a new wide-area desktop computer network (WAN) that will replace the majority of the desktop computers, file servers and peripheral equipment currently in use. In addition to being Year 2000 compliant, the upgrades will provide the Company with a uniform standard desktop computer configuration, and internal e-mail capability. The Company intends to leverage this new WAN technology to increase the levels of employee productivity and improve operating efficiency. The costs of the WAN component of the Year 2000 remediation budget will be recognized over a useful life of five years starting at the first quarter of 1999.

     The Company expects to fund the costs associated with preparing for Year 2000 out of its normal operating cash flows. No major information technology initiatives have been postponed as a result of Year 2000 preparation that would have a material impact on the Company's financial condition of results of operations.

     Credit Risk - The Company, in the conduct of its ordinary operations, extends credit to individuals, partnerships and corporations. The extension of credit to businesses is based upon an evaluation of the borrower's ability to generate cash flows from operations sufficient to repay principal and interest, in addition to meeting the operating needs of the business. Failure of one of the Company's business borrowers to adequately prepare for the impact of a Year 2000 failure could potentially impair its ability to repay the loan. An example of this would be a loan to a building supply store that has computer accounting systems that fail to recognize Year 2000 and, consequently, are unable to calculate and bill accounts receivable in January 2000. This failure would most likely have an negative impact on the customer's cash flow and, consequently, their ability to repay the loan in accordance with its original terms.

     In order to assess the Year 2000 risk within the loan portfolio, the Bank's Commercial Loan department developed a risk assessment process to determine if any borrower with total debt of $150,000 or more is dependent upon computer technology. After these borrowers were identified, the loan officer responsible for each account completed a survey that includes questions that examine four key components of Year 2000 preparedness: Project Planning; Staffing and Resources Budget; and Contingency Planning. Based on the results of the survey questions, the account officer rated each borrower as a "low," "medium" or "high" risk for Year 2000. The completed surveys and ratings were then independently reviewed by the Company's Asset Review Committee, which had authority to request additional information from the borrower and, if necessary, change the Year 2000 risk rating. As of December 31, 1998, the survey, rating and review process was substantially completed. The survey results indicated that the total aggregate credit exposure for surveyed borrowers was rated low for Year 2000 risk.

     Management believes that the allowance for loan losses at December 31, 1998 is sufficient to absorb losses inherent in the loan portfolio, including losses related to failure of borrowers to adequately prepare for the direct and indirect impact a Year 2000 computer failure may have on their business. However, additional charges to the provision for loan loss will be made if, in the estimation of management, the increased risk of loan loss related to Year 2000 is not adequately provided for in the allowance for loan losses as of any balance sheet date.

     Liquidity risk is the risk to the Bank's earnings and capital arising from an inability to raise sufficient cash to meet obligations as they come due. This risk is a very significant one for the Company since its primary business is banking, which involves taking deposits, which are generally due upon demand. Since the Company uses these deposits to fund loans and purchase investment securities, a dramatic increase in deposit withdrawals because of the Year 2000 problems specific to the Company or of a more general nature could have an adverse impact on the Company. Specifically, the Company could be forced to liquidate investments under adverse market conditions (that is, to sell at a loss) in order to fund a significantly higher level of deposit withdrawal activity. The Company is assessing its liquidity risk by running various scenarios of deposit withdrawals coincident with the turn of the century, ranging from normal activity to what could be reasonably expected in a panic situation. As of December 31, 1998, the Company (or the Bank) has federal funds lines of credit totaling approximately $5 million, unpledged investment securities available for repurchase agreements of approximately $50 million, secured borrowing availability at the Federal Home Loan Bank of approximately $40 million, all of which can provide additional liquidity if the lending institutions (in the case of borrowings) have funds available to lend at that point in time. In addition, the Company will secure borrowing facilities for the Bank with the Federal Reserve that will allow access to additional borrowed funds. The Federal Reserve has indicated in widely published reports that it will provide additional cash to the banking system through the discount window and other credit facilities in order to alleviate liquidity pressures on financial institutions resulting from the desire of individuals to hold cash from late 1999 through the first quarter of 2000.

     Transaction risk is the risk to the Company's earnings and capital resulting from failure to deliver one of its products or services in an acceptable manner. An example of transaction risk related to Year 2000 is the inability of the Bank's service bureau to properly bill customers for loan payments due and account for the payments when received or the inability of a customer to perform a deposit or withdrawal from an ATM. In both of these examples, the individual customer is directly affected and the Company is impacted by the collective impact of all incorrectly processed customer transactions. Since all of the Company's products and services are processed in some manner by computer systems, all aspects of product design, delivery and support are being carefully evaluated in order to determine potential transaction risks.

     The Company's Year 2000 policy also addresses other risks related to the Year 2000 issue which include, but are not limited to, strategic risk (adverse impact on business decisions or the implementation of business decisions, such as acquisitions); reputational risk (impact of bad publicity on customers and the Company's value); and legal risk (risk of litigation related to adverse impact of Year 2000 issues on the Company).

Contingency Planning For Year 2000

     The Company's Year 2000 committee has drafted a written Business Remediation and Business Resumption Contingency Plan. The purpose of this plan is to ensure that the Company is prepared to address any crisis situation(s) that could result from failure of any of the Company's systems of third-party vendors and suppliers to recognize Year 2000 critical dates. The Company's Year 2000 contingency plan is modeled after the FFIEC Interagency Statement on the Contingency Planning in Connection with Year 2000 issued in May, 1997 and is comprised of four key phases:

     1. Organizational Planning - identification of core business processes and establishment of a timeline for a Year 2000 contingency plan.

     2. Business Impact Analysis - determination of Year 2000 failure risks for all core business processes and identification of failure scenarios. The minimal level of acceptable service in the event of failure is also determined.

     3. Development of Contingency Plan - identification and selection of the most reasonable and cost-effective contingency strategy for each core business process in the event of failure.

     4. Contingency Plan Validation - validation of each plan by a qualified independent party and final approval by senior management and the board of directors.

     A core business process is, for the purposes of the Company's Year 2000 contingency planning, defined as a group of interrelated tasks performed as a basic and integral part of the Company's daily operation. Examples of core business processes include posting of payments on loans and processing of checks, both which require a complex infrastructure of hardware, software, communications and power. Core business processes are further defined by potential impact on the Company and its operations. "Mission Critical" core business processes are those which if not functioning properly because of failure to recognize Year 2000, will most likely cause an immediate loss of revenue and crisis-level customer service problems that could damage the Company's reputation. These specific contingency plans detail precisely how the "most likely worst-case scenarios" resulting from system failure will be handled. The objective of the contingency planning is not to duplicate the complete functionality of failed systems, but, rather to identify the most economical means of resuming a minimally acceptable level of service in as short a time as possible.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






The Board of Directors
Community First Banking Company


We have audited the accompanying consolidated balance sheets of Community First Banking Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First
Banking Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.






Atlanta, Georgia
January 22, 1999

                                         COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                                                  Consolidated Balance Sheets

                                                  December 31, 1998 and 1997

                                                            Assets

                                                                                                    1998         1997
                                                                                                    ----         ----
                                                                                                     (in thousands)
  Cash and due from banks, including reserve requirements
    of $2,624,000 and  $1,949,000                                                             $   10,883       10,767
  Interest-bearing deposits in financial institutions                                              3,553        1,862
  Federal funds sold                                                                              18,300       17,655
                                                                                                --------    ---------
          Cash and cash equivalents                                                               32,736       30,284

  Securities available for sale                                                                   71,702       49,492
  Securities held to maturity                                                                        232        6,006
  Other investments                                                                                2,328        2,269
  Mortgage loans held for sale                                                                       199          789
  Loans, net                                                                                     264,855      283,602
  Premises and equipment, net                                                                      8,160        9,095
  Accrued interest receivable                                                                      2,558        3,169
  Other real estate and repossessions                                                              5,479        6,722
  Other assets                                                                                     3,737        2,453
                                                                                               ---------    ---------
                                                                                              $  391,986      393,881
                                                                                                 =======      =======
                                              Liabilities and Stockholders' Equity
  Deposits:
    Demand                                                                                    $   13,611       18,734
    Interest-bearing demand                                                                       52,644       51,198
    Savings                                                                                       31,630       38,273
    Time                                                                                         146,603      161,431
    Time, over $100,000                                                                           41,449       45,895
                                                                                               ---------     --------
             Total deposits                                                                      285,937      315,531

  Note payable and other borrowings                                                               47,945        5,495
  Subordinated debentures                                                                            900          900
  Payable for branch sales                                                                        27,461        -
  Accrued interest payable and other liabilities                                                   3,619        2,917
                                                                                               ---------    ---------
             Total liabilities                                                                   365,862      324,843
                                                                                                 -------      -------

  Commitments

  Stockholders' equity:
    Convertible preferred stock, par value $.01, authorized 96,542
     shares, 96,542 shares issued and outstanding                                                      1       -
    Common stock, par value $.01, authorized 10,000,000 shares,
     issued 3,282,054 and 4,827,124 shares, outstanding 2,578,074 and 4,479,570 shares                33           24
    Additional paid-in capital                                                                    13,481       47,040
    Unearned ESOP and MRP shares                                                                  (4,196)      (3,476)
    Retained earnings                                                                             26,611       24,725
    Accumulated other comprehensive income (loss), net of tax                                       (785)         725
                                                                                               ---------    ---------
                                                                                                  35,145       69,038
    Less treasury stock at cost, 224,619 shares                                                   (9,021)        -
                                                                                                --------    ---------
             Total stockholders' equity                                                           26,124       69,038
                                                                                                --------      -------
                                                                                              $  391,986      393,881
                                                                                                 =======      =======

See accompanying notes to consolidated financial statements.

                                         COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                                               Consolidated Statements of Earnings

                                       For the Years Ended December 31, 1998, 1997 and 1996

                                                                                        1998          1997        1996
                                                                                        ----          ----        ----
                                                                                  (in thousands except per share data)
  Interest income:
    Interest and fees on loans                                                      $ 25,903        26,628      24,874
    Interest-bearing deposits and federal funds sold                                   1,436         1,064         822
    Interest and dividends on investment securities:
       U.S. Treasury                                                                     180           107          44
       U.S. Government agencies and mortgage-backed                                    4,249         3,375       2,133
       State, county and municipals                                                      117           108          83
       Other                                                                             335           171         234
                                                                                    --------       -------    --------
           Total interest income                                                      32,220        31,453      28,190
                                                                                      ------        ------      ------
  Interest expense:
    Interest on deposits:
       Demand                                                                          1,463         1,501       1,386
       Savings                                                                         1,069         1,157         889
       Time                                                                           11,720        11,848      11,338
                                                                                      ------        ------      ------
                                                                                      14,252        14,506      13,613
    Interest on note payable and other borrowings                                      2,394           815       1,168
                                                                                     -------      --------     -------
         Total interest expense                                                       16,646        15,321      14,781
                                                                                      ------        ------      ------
         Net interest income                                                          15,574        16,132      13,409

  Provision for loan losses                                                              782         2,067       1,143
                                                                                    --------      --------     -------
         Net interest income after provision for loan losses                          14,792        14,065      12,266
                                                                                      ------        ------      ------

  Noninterest income:
    Service charges on deposits                                                        3,061         2,730       2,350
    Gain (loss) on sales of securities available for sale                                860           (20)        178
    Insurance commissions                                                                609           523         426
    Miscellaneous                                                                      1,067           457         290
                                                                                     -------       -------     -------

         Total noninterest income                                                      5,597         3,690       3,244
                                                                                     -------        ------      ------

  Noninterest expense:
    Salaries and employee benefits                                                     6,820         7,063       6,453
    ESOP and MRP expense                                                               2,502         2,580        -
    Occupancy and equipment                                                            2,031         1,907       1,608
    Deposit insurance premiums                                                           179           160       2,340
    Loss on abandonment of premises and equipment                                           -          505        -
    Other operating                                                                    4,506         5,455       4,875
                                                                                     -------        ------     -------
         Total noninterest expense                                                    16,038        17,670      15,276
                                                                                      ------        ------      ------
         Earnings before income taxes                                                  4,351            85         234

  Income tax (benefit) expense                                                         1,348           (28)        (14)
                                                                                     -------    ----------   ---------
             Net earnings                                                          $   3,003           113         248
                                                                                     =======    ==========    ========
  Basic earnings per share                                                         $    0.87          0.03         N/A
                                                                                     ========   ==========     =======

  Diluted earnings per share                                                       $    0.82          0.03         N/A
                                                                                     ========   ==========     =======

  See accompanying notes to consolidated financial statements.


                                         COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                                         Consolidated Statements of Comprehensive Income

                                       For the Years Ended December 31, 1998, 1997 and 1996

                                                                                        1998          1997        1996
                                                                                        ----          ----        ----
                                                                                                 (in thousands)

  Net earnings                                                                     $   3,003           113         248
                                                                                       -----        ------         ---
  Other comprehensive income, net of tax:
    Unrealized gains (losses) on securities available for sale                        (3,295)        1,221        (210)
    Less income tax effect of gains (losses)                                          (1,252)          464         (80)
                                                                                       -----        ------        ----

         Unrealized gains (losses) arising during the year, net of tax                (2,043)          757        (130)
                                                                                       -----        ------         ---

    Reclassification adjustment for gains (losses) included in net earnings              860           (20)        178
     Less income tax effect of reclassification adjustments                              327            (8)         68
                                                                                      ------       -------        ----

         Reclassification adjustment for gains (losses) included in
             net earnings, net of tax                                                    533           (12)        110
                                                                                      ------       -------         ---

             Other comprehensive income (loss)                                        (1,510)          745         (20)
                                                                                       -----        ------         ---

  Comprehensive income                                                             $   1,493           858         228
                                                                                       =====        ======         ===























See accompanying notes to consolidated financial statements.

                                        COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                                        Consolidated Statements of Stockholders' Equity

                                      For the Years Ended December 31, 1998, 1997 and 1996
                                                                                               Accumulated
                                                                                                  Other
                                                             Additional  Unearned             Comprehensive
                                          Preferred  Common   Paid-in    ESOP and   Retained  Income (Loss),  Treasury
                                            Stock    Stock    Capital   MRP Shares  Earnings    Net of Tax     Stock       Total
                                            -----    -----    -------   ----------  --------    ----------     -----       -----
                                                                 (in thousands except per share data)

Balance, December 31, 1995               $    -        -         -           -        25,030         -            -        25,030
Net earnings                                  -        -         -           -           248         -            -           248
Change in accumulated other comprehensive
    income (loss), net of tax                 -        -         -           -         -           (20)           -           (20)
                                         -------- ------- ---------- ------------ ----------- --------- ------------- -----------
Balance, December 31, 1996                    -        -         -           -        25,278       (20)           -        25,258

Net Proceeds from issuance of
   common stock                               -        24     46,794         -         -             -            -        46,818
Common stock acquired by ESOP                 -        -         -        (3,862)      -             -            -        (3,862)
Cash dividends declared ($.15 per share)      -        -         -           -          (666)        -            -          (666)
Release of ESOP shares                        -        -         246         386       -             -            -           632
Change in accumulated other comprehensive
   income (loss), net of tax                  -        -         -           -         -           745            -           745
Net earnings                                  -        -         -           -           113         -            -           113
                                         -------- ------- ---------- ------------ ----------- --------- ------------- -----------
Balance, December 31, 1997                    -        24     47,040      (3,476)     24,725       725           -         69,038

Purchase of treasury stock                    -        -         -           -           -          -         (45,435)    (45,435)
Retirement of treasury stock                  -        (8)   (36,406)        -           -          -          36,414        -
Cash dividends declared ($.35 per share)      -        -         -           -        (1,100)       -            -         (1,100)
Issuance of preferred stock and grant
  of MRP shares                               1        -       2,063      (2,064)        -          -            -           -
Release of ESOP and MRP shares,
   net of tax of $440                         -        -         784       1,344         -          -            -          2,128
Change in accumulated other
  comprehensive income (loss), net of tax     -        -         -           -           -      (1,510)          -         (1,510)
Net earnings                                  -        -         -           -         3,003        -            -          3,003
Retroactive restatement for 100% stock
  dividend declared on January 21, 1999       -        17        -           -           (17)       -            -           -
                                         -------- ------- ---------- ------------ ----------- --------- ------------- -----------
Balance, December 31, 1998               $    1        33     13,481      (4,196)     26,611      (785)        (9,021)     26,124
                                         ======== ======= ========== ============ =========== ========= ============= ===========

See accompanying notes to consolidated financial statements.

                                        COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                                            Consolidated Statements of Cash Flows

                                      For the Years Ended December 31, 1998, 1997 and 1996

                                                                                        1998          1997        1996
                                                                                        ----          ----        ----
                                                                                                 (in thousands)
  Cash flows from operating activities:
    Net earnings                                                                   $   3,003           113         248
    Adjustments to reconcile net earnings to net cash provided by operating activities:
       Depreciation, amortization and accretion                                          954         1,296       1,117
       Provision for loan losses                                                         782         2,067       1,143
       ESOP and MRP compensation expense                                               2,502         2,580        -
       Deferred income tax expense (benefit)                                           1,213        (1,406)       (947)
       Loss (gain) on sales of securities available for sale                            (860)           20        (178)
       Loss on abandonment of premises and equipment                                     -             505        -
       Loss (gain) on sales of premises, equipment and other assets, net                (294)           51         (67)
       Gain on sale of branches                                                         (100)         -           -
       Change in (net of effect of sale of branches):
         Mortgage loans held for sale                                                    590          (507)      2,809
         Accrued interest receivable                                                     611          (481)       (290)
         Other assets                                                                 (2,569)          (43)        (88)
         Accrued interest payable                                                      1,293           635        (241)
         Other liabilities                                                            (1,730)          473        (143)
                                                                                   ---------     ---------   ---------
             Net cash provided by operating activities                                 5,395         5,303       3,363
                                                                                   ---------      --------    --------

  Cash flows from investing activities (net of effect of sale of branches):
    Proceeds from sales of securities available for sale                              51,953         3,843       4,918
    Proceeds from sales of other investments                                            -              219         760
    Proceeds from maturities of securities available for sale                         25,780         9,220         240
    Proceeds from maturities of securities held to maturity                            5,805         1,785       2,664
    Purchases of other investments                                                       (59)         -           (112)
    Purchases of securities available for sale                                      (101,208)      (27,277)    (38,903)
    Net change in loans                                                               17,226       (22,437)        (79)
    Proceeds from sales of real estate and repossessions                               2,299           139          80
    Improvements to other real estate and repossessions                                 (167)         -             -
    Proceeds from sales of premises and equipment                                        958            35         302
    Purchases of premises and equipment                                               (1,047)       (1,778)     (3,362)
    Organization costs                                                                    -            (30)        -
                                                                                   ---------     ---------   ---------
             Net cash provided by (used in) investing activities                       1,540       (36,281)    (33,492)
                                                                                   ---------     ---------   ---------

  Cash flows from financing activities (net of effect of sale of branches):
    Net change in deposits                                                              (711)        7,775      18,469
    Proceeds from note payable and other borrowings                                   45,000       -            10,000
    Payments of note payable and other borrowings                                     (2,550)      (10,800)     (9,300)
    Cash dividends paid                                                                 (787)         (666)    -
    Purchase of ESOP shares                                                               -         (3,862)    -
    Net proceeds from issuance of common stock                                           -          46,818     -
    Payments of subordinated debentures                                                   -         (1,100)        -
    Purchases of treasury stock                                                      (45,435)       -              -
                                                                                   ---------     ---------   ---------
             Net cash provided by (used in) financing activities                      (4,483)       38,165      19,169
                                                                                   ---------     ---------   ---------
             Net change in cash and cash equivalents                                   2,452         7,187     (10,960)

  Cash and cash equivalents at beginning of year                                      30,284        23,097      34,057
                                                                                    --------        ------      ------
  Cash and cash equivalents at end of year                                        $   32,736        30,284      23,097
                                                                                     =======        ======      ======



                                       COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                                       Consolidated Statements of Cash Flows, continued

                                     For the Years Ended December 31, 1998, 1997 and 1996

                                                                                        1998          1997        1996
                                                                                        ----          ----        ----
                                                                                                (in thousands)
  Supplemental  disclosures of cash flow information:
    Cash paid during the year for:
     Interest                                                                    $    15,353        14,686      15,022
     Income taxes                                                                $     1,250           935         935

    Noncash investing and financing activities:
     Real estate acquired through foreclosure                                    $     1,254         7,602         402
     Loans to facilitate sales of real estate                                    $       531         1,000         420
     Issuance of preferred stock and simultaneous grant of MRP shares            $     2,064         -            -
     Retirement of treasury stock                                                $    36,414         -            -
     Payable for sale of branches                                                $    27,461         -            -
     Change in accumulated other comprehensive income (loss), net of tax         $    (1,510)          745         (20)
     Change in dividend payable                                                  $       313         -            -































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

        On June 27, 1997, the Conversion to a stock holding company organized under the laws of the State of Georgia, the issuance of common stock, and the dissolution of Mutual were completed. In connection therewith, the Company sold 4,827,124 shares of common stock, par value $.01 per share, at an initial price of $10 per share (after giving effect to 100% stock dividend described in note 17) in a subscription offering. Costs associated with the Conversion were approximately $1,453,000, including underwriting fees.

        On December 28, 1997, Carrollton Federal Bank, a federally chartered stock savings bank, converted its charter to the Georgia Department of Banking and Finance and concurrently changed its name to Community First Bank (the "Bank"). The Bank will subsequently be regulated by the Georgia Department of Banking and Finance and is insured and subject to the regulation of the Federal Deposit Insurance Corporation. As part of the charter conversion, the Company became a member of the Federal Reserve System and, accordingly, is subject to the regulation by the Federal Reserve under the Bank Holding Company Act.

        The Bank continues to provide a full range of customary banking services throughout Carroll, Douglas, Heard, Haralson and Paulding counties in Georgia.

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

        Investment Securities
        ---------------------
        The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. There were no trading securities at December 31, 1998 and 1997. Securities held to maturity are those securities for which the Bank has the ability and intent to hold to maturity. All other securities are classified as available for sale.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     Summary of Significant Accounting Policies, continued
        Investment Securities, continued
        ----------------------
        Securities available for sale are recorded at fair value. Securities held to maturity are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.
        Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity.

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

        Interest Rate Cap Agreement
        ---------------------------
        Interest rate cap agreements ("Caps"), which are used by the Company in the management of interest rate exposure on certain interest-bearing liabilities, are accounted for on an accrual basis. Premiums paid for Caps are being amortized to interest expense over the terms of the Caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts to be received under the Caps are accounted for on an accrual basis, and are recognized as a reduction of interest expense.

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

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     Summary of Significant Accounting Policies, continued
        Allowance for Loan Losses
        -------------------------
        The allowance for loan losses is established through provisions for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount which, in management's judgment, will be adequate to absorb losses on existing loans that may become uncollectible. The allowance is established through consideration of such factors as changes in the nature and volume of the portfolio, adequacy of collateral, delinquency trends, loan concentrations, specific problem and individually significant loans, and economic conditions that may affect the borrower's ability to pay.

        Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

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

        Depreciation expense is computed using the straight-line method over the following estimated useful lives:

         Land improvements                                    15-40 years
         Buildings and improvements                           15-40 years
         Furniture and equipment                               3-10 years

        Other Real Estate and Repossessions
        -----------------------------------
        Other real estate and repossessions are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Generally accepted accounting principles define fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of other real estate and repossessions are charged against the allowance for loan losses. Subsequent writedowns are provided by a charge to earnings through a valuation allowance in the period in which the need arises.

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

        The Bank's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. An impairment analysis is performed after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1998 and 1997, no valuation allowances were required for the mortgage servicing rights.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     Summary of Significant Accounting Policies, continued
        Core Deposit Intangible
        -----------------------
        The core deposit intangible is amortized using the straight-line method over the estimated life of the deposit base acquired (fifteen years) and is included as a component of other assets. Amortization expense approximated $74,000 for each of the three years in the period ended December 31, 1998. On an ongoing basis, management reviews the valuation and amortization periods to determine if events and circumstances require the current carrying amount or remaining life to be reduced.

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

        Treasury Stock
        --------------
        Treasury  stock  is  accounted  for  by  the  cost  method.   Subsequent
        reissuances are on a first-in, first-out basis.

        Net Earnings Per Common Share
        -----------------------------
        Basic earnings per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Net earnings per common share is based on the weighted average number of shares outstanding (assuming the Company was a public company since January 1, 1997) including consideration of allocated shares of the Company's Employee Stock Ownership Plan ("ESOP"). Unearned ESOP shares are not considered outstanding for purposes of calculating earnings per share. Earnings per share is not presented in periods prior to the Conversion due to the mutual form of ownership. The reconciliation of the amounts used in the computation of basic earnings per share and diluted earnings per share for the years ended December 31, 1998 and 1997 is as follows:

                                            For the Year Ended December 31, 1998
                                                                                   Net           Common          Per Share
                                                                                Earnings         Shares           Amount
                                                                                --------         ------           ------
        Basic earnings per share                                           $   3,002,988         3,448,006        $ 0.87
                                                                                                                    ====
        Effect of dilutive securities:
             Stock options                                                           -              38,371
             MRP shares                                                              -             193,084
                                                                               ---------         ---------

        Diluted earnings per share                                         $   3,002,988         3,679,461        $ 0.82
                                                                               =========         =========          ====

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, continued
        Net Earnings Per Common Share, continued
        ------------------------------

                                            For the Year Ended December 31, 1997

                                                                                   Net           Common       Per Share
                                                                                Earnings         Shares        Amount
                                                                                --------         ------        ------
        Basic earnings per share                                             $   112,608        4,445,821      $ 0.03
                                                                                                                 ====
        Effect of dilutive securities:
              Stock options                                                          -                  -
                                                                               ---------       ----------

        Diluted earnings per share                                           $   112,608        4,445,821      $ 0.03
                                                                                 =======        =========        ====

       The effect of stock options on net earnings per common share was antidilutive in 1997.

       Comprehensive Income
       --------------------
       SFAS No. 130, "Reporting Comprehensive Income" became effective for the Company as of January 1, 1998. This new standard establishes the reporting and display of comprehensive income and its components in the financial statements.

       Recent Accounting Pronouncements
       --------------------------------
       In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for hedging derivatives and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. Changes in fair value for instruments used as fair value hedges are recorded in earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in fair value for cash flow hedges are recorded in comprehensive income rather than earnings. Changes in fair value for derivative instruments that are not intended as a hedge are recorded in earnings of the period of the change. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(2)     Investment Securities
        Investment securities at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                                                      December 31, 1998
                                                                  ------------------------------------------------------
                                                                                      Gross        Gross       Estimated
                                                                     Amortized     Unrealized   Unrealized       Fair
         Securities Available for Sale:                                Cost           Gains       Losses         Value
                                                                       ----           -----       ------         -----
         U.S. Treasury securities                                 $    2,996            53           -           3,049
         U.S. Government agencies                                      1,000             5           -           1,005
         State, county and municipals                                  2,081           103           -           2,184
         Equity securities                                            14,943            80         1,205        13,818
         Mortgage-backed securities                                   51,948           111           413        51,646
                                                                      ------         -----        ------        ------

                                                                  $   72,968           352         1,618        71,702
                                                                      ======           ===         =====        ======



                                                                                      Gross        Gross       Estimated
                                                                     Amortized     Unrealized   Unrealized       Fair
         Securities Held to Maturity:                                   Cost         Gains        Losses         Value
                                                                        ----         -----        ------         -----

         State, county and municipals                             $      115             3           -             118
         Mortgage-backed securities                                      117             1           -             118
                                                                         ---             -         -----           ---

                                                                  $      232             4           -             236
                                                                        ====             =         =====           ===



                                                                                      December 31, 1997
                                                                  ------------------------------------------------------
                                                                                      Gross        Gross       Estimated
                                                                     Amortized     Unrealized   Unrealized       Fair
         Securities Available for Sale:                                 Cost         Gains        Losses         Value
                                                                        ----          -----       ------         -----
         U.S. Treasury securities                                 $    2,995            18           -           3,013
         U.S. Government agencies                                     23,121           127           -          23,248
         State, county and municipals                                  2,084            75           -           2,159
         Equity securities                                             8,733           787           -           9,520
         Mortgage-backed securities                                   11,390           173            11        11,552
                                                                      ------        ------            --        ------
                                                                  $   48,323         1,180            11        49,492
                                                                      ======         =====            ==        ======


                                                                                      Gross        Gross       Estimated
                                                                     Amortized     Unrealized   Unrealized       Fair
         Securities Held to Maturity:                                   Cost         Gains        Losses         Value
                                                                        ----          -----       ------         -----
         U.S. Government agencies                                 $    5,669            18            25         5,662
         State, county and municipals                                    115             2           -             117
         Mortgage-backed securities                                      222             2             1           223
                                                                    --------           ---           ---        ------
                                                                  $    6,006            22            26         6,002
                                                                      ======            ==            ==         =====

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(2)     Investment Securities, continued
        The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                    Securities Available              Securities Held
                                                                          For Sale                      to Maturity
                                                                    -----------------------      ------------------------
                                                                    Amortized      Estimated     Amortized       Estimated
                                                                      Cost        Fair Value       Cost         Fair Value
                                                                      ----        ----------       ----         ----------
                                                                                          (in thousands)
         Within one year                                           $   1,050         1,061              -            -
         One to five years                                             2,100         2,145            115          118
         Five to ten years                                             1,190         1,202              -            -
         More than ten years                                           1,737         1,830              -            -
         Equity securities                                            14,943        13,818              -            -
         Mortgage-backed securities                                   51,948        51,646            117          118
                                                                      ------        ------            ---          ---

                                                                   $  72,968        71,702            232          236
                                                                      ======        ======            ===          ===

        There were no sales of securities held to maturity during 1998, 1997 and 1996. Proceeds from sales of securities available for sale during 1998, 1997 and 1996 totalled approximately $51,953,000, $3,843,000 and
        $4,918,000, respectively. Gross gains of $1,126,000, $8,000 and $178,000 were realized on those sales. Gross losses of $266,000 and $28,000 were realized on 1998 and 1997 sales, respectively.

        Securities and interest-bearing deposits with a carrying value of approximately $2,039,000 and $2,974,000 at December 31, 1998 and 1997,
        respectively, were pledged to secure U.S. government and other public deposits.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(3)     Loans
        Major classifications of loans at December 31, 1998 and 1997 are summarized as follows:

                                                                                                    1998          1997
                                                                                                    ----          ----
                                                                                                      (in thousands)
         Real estate mortgage loans                                                          $   197,182       209,836
         Real estate construction loans                                                           18,853        18,016
         Commercial loans                                                                         20,905        16,507
         Consumer and other installment loans                                                     30,795        42,032
                                                                                                --------      --------
         Total loans                                                                             267,735       286,391
         Less allowance for loan losses                                                            2,880         2,789
                                                                                               ---------     ---------
         Loans, net                                                                          $   264,855       283,602
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

        Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 1998, 1997 and 1996:

                                                                                           1998        1997       1996
                                                                                           ----        ----       ----
                                                                                                  (in thousands)

         Balance at beginning of year                                                 $   2,789       2,601      2,291
         Provision                                                                          782       2,067      1,143
         Loans charged off                                                               (1,194)     (2,214)      (925)
         Recoveries of loans previously charged off                                         503         335         92
                                                                                          -----      ------     ------
         Balance at end of year                                                       $   2,880       2,789      2,601
                                                                                          =====       =====      =====

        Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. Unpaid principal balances of these loans at December 31, 1998, 1997 and 1996 approximate $45,448,000, $54,560,000 and $53,061,000, respectively.

(4)     Premises and Equipment
        Premises and equipment at December 31, 1998 and 1997 are summarized as follows:

                                                                                                    1998          1997
                                                                                                    ----          ----
                                                                                                     (in thousands)
         Land and land improvements                                                            $   1,595         1,595
         Buildings and improvements                                                                6,450         5,967
         Furniture and equipment                                                                   5,512         8,650
         Construction in progress                                                                    214            49
                                                                                                --------     ---------
                                                                                                  13,771        16,261
         Less:  Accumulated depreciation                                                           5,611         6,661
                Reserve for abandoned property and equipment                                         -             505
                                                                                                --------      --------
                                                                                               $   8,160         9,095
                                                                                                  ======       =======

        Depreciation expense approximated $1,191,000, $1,381,000 and $1,203,000 at December 31, 1998, 1997 and 1996, respectively.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(4)     Premises and Equipment, continued
        In December 1997, the Company announced a plan to close two branch locations and replace certain obsolete computer equipment. In connection with this plan, the Company determined that the carrying value of such assets exceeded their fair values. Accordingly, an unrealized loss of $504,500 was charged to expense as a separate component of noninterest expense.

(5)     Time Deposits
        At December 31, 1998, contractual maturities of time deposits are summarized as follows (in thousands):

             Year ending December 31,
                      1999                                   $   119,467
                      2000                                        50,988
                      2001                                         5,464
                      2002                                         6,620
                      2003 and thereafter                          5,513
                                                               ---------
                                                             $   188,052

(6)     Note Payable and Other Borrowings
        In June 1998, the Company obtained a $5,000,000 line of credit with another financial institution. The debt is collateralized by 100% of the stock of the Bank and calls for interest to be paid at the prime rate less 100 basis points. Principal and interest are due at maturity on December 2, 1999. The loan agreement contains covenants relating to regulatory capital adequacy and limits on other debt. The Company was in compliance with all loan covenants at December 31, 1998.

        The interest rates for FHLB advances at December 31, 1998 ranged from 4.50% to 5.63%. FHLB advances are collateralized by FHLB stock and first mortgage loans. Advances from FHLB outstanding at December 31, 1998 mature as follows (in thousands):

             Year Ending December 31,
                      1999                                    $      600
                      2000                                           600
                      2001                                           386
                      2002                                           386
                      2003                                           973
                      Thereafter                                  40,000
                                                                  ------
                                                              $   42,945

(7)     Subordinated Debentures
        The Company originally issued Series A fixed rate subordinated debentures to various executive officers and members of the Board of Directors in an aggregate principal amount of $2,000,000. The subordinated debentures bear interest at a simple interest rate per annum of 7.25%, which is payable quarterly, and mature on September 30, 1999. The payment of the principal is subordinate and junior in right of payment to the claims of creditors of the Company. The entire proceeds of the offering were used to increase the capitalization of the Bank. During 1997, $1,100,000 of the debentures were paid off.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(8)     Income Taxes
        The following is an analysis of the components of income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996:

                                                                                           1998        1997       1996
                                                                                           ----        ----       ----
                                                                                                   (in thousands)
         Current                                                                      $     575       1,378        933
         Current benefit credited to equity                                                (440)        -          -
         Deferred                                                                         1,213      (1,406)      (947)
                                                                                          -----       -----       ----
         Income tax expense (benefit)                                                 $   1,348         (28)        (14)
                                                                                          =====     =======       =====

        The differences between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                                                           1998        1997       1996
                                                                                           ----        ----       ----
                                                                                                 (in thousands)
         Pretax income at statutory rate                                              $   1,479          29         80
         Add (deduct):
           Tax-exempt interest income                                                       (94)        (67)       (91)
           Other, net                                                                       (37)         10          (3)
                                                                                         ------      ------      ------
         Income tax expense (benefit)                                                 $   1,348         (28)       (14)
                                                                                          =====      ======     ======

        The following summarizes the net deferred tax asset which is included as a component of other assets at December 31, 1998 and 1997, respectively.

                                                                                                       1998       1997
                                                                                                       ----       ----
                                                                                                       (in thousands)
         Deferred tax assets:
           Allowance for loan losses                                                              $     729        671
           Allowance for real estate held for development and sale                                       70        162
           Deferred compensation                                                                        241        795
           State tax credits                                                                            297        256
           Unrealized loss on securities available for sale                                             481          -
           Other                                                                                        144        102
                                                                                                     ------      -----

               Total gross deferred tax assets                                                        1,962      1,986
                                                                                                      -----      -----

         Deferred tax liabilities:
           FHLB stock                                                                                   357        144
           Premises and equipment                                                                       138        358
           ESOP and MRP awards                                                                          720          -
           Unrealized gain on securities available for sale                                                -       412
           Other                                                                                           -         5
                                                                                                      -----      -----

               Total gross deferred tax liabilities                                                   1,215        919
                                                                                                      -----     ------

               Net deferred tax asset                                                             $     747      1,067
                                                                                                     ======      =====

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(8)     Income Taxes, continued
        Effective January 1, 1996, the Bank computes its tax bad debt reserves under the rules which apply to commercial banks. In years prior to 1996, the Bank obtained tax bad debt deductions approximating $5.8 million in excess of its financial statement allowance for loan losses for which no provision for federal income tax was made. These amounts were then subject to federal income tax in future years if used for purposes other than to absorb bad debt losses. Effective January 1, 1996, approximately $1.0 million of the excess reserve is no longer subject to recapture under any circumstances and approximately $4.8 million of the excess reserve is subject to recapture only if the Bank ceases to qualify as a bank as defined in the Internal Revenue Code.

(9)     Stockholders' Equity
        On December 29, 1997, the Board of the Directors of the Company authorized the issuance of 96,542 shares of $.01 par value convertible preferred stock to be used as part of the Company's Management Recognition Plan ("MRP") to provide a means of rewarding its key personnel. Those shares were granted on January 8, 1998 at a value of $10.69 based upon an independent valuation. The preferred shares vest at the rate of 5% as of the last day of each calendar quarter of service commencing with the first calendar quarter after the grant date. The estimated grant-date fair value of the shares granted was $9.92 per share. The preferred stock is automatically convertible into two shares of common stock on the five-year anniversary date on which such shares are issued. The preferred shares are not entitled to receive dividends, have no liquidation preference, no voting rights, no right to transfer and no right of redemption.

        The Company purchased on the open market 997,154 shares of its common stock at an aggregate purchase price of $45,434,662 during the year ended December 31, 1998. Of the 997,154 total shares repurchased, 772,535 shares have been retired and 224,619 shares are held in treasury for issuance under the Company's employee benefit plans.

(10)    Employee and Director Benefit Plans
        All qualifying employees of the Bank are included in a qualified multiemployer noncontributory defined benefit pension plan sponsored by the Financial Institutions Retirement Fund. The Bank's policy is to fund pension costs accrued. No pension expense was incurred during 1998, 1997 or 1996. At June 30, 1998, the date of the latest actuarial valuation, the market value of the plan's net assets exceeded the actuarially computed value of accumulated plan benefits.

        Effective January 1, 1993, the Bank established a retirement plan qualified pursuant to Internal Revenue Code section 401(k) (the "Plan"). The Plan allows eligible employees to defer a portion of their income by making contributions into the Plan on a pretax basis. The Bank's matching contribution vests based on length of service. The Bank matches 50% of employee contributions up to 6% of the employees' compensation. On August 1, 1997, the Plan was amended to discontinue matching of employee contributions. During the years ended December 31, 1997 and 1996, the Bank recognized $53,000 and $94,000 in expense related to its obligations under the Plan. No expense was incurred during 1998.

        The Bank has a defined contribution postretirement benefit plan to provide retirement benefits to its Board of Directors and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased split-dollar whole life insurance contracts on the lives of each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the Plan. At December 31, 1998 and 1997, the cash surrender value of the insurance contracts was approximately $1,179,000 and $1,071,000, respectively, and is included as a component of other assets. Expenses incurred for benefits were approximately $70,000, $77,000 and $14,000 during 1998, 1997 and 1996, respectively.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(10)   Employee and Director Benefit Plans, continued
       As part of the Conversion, the Company adopted an ESOP and purchased 386,170 shares via a loan from the Company. The plan covers substantially all employees subject to certain minimum age and service requirements. The Company makes contributions to the ESOP as determined annually by the Board of Directors. Contributions to the ESOP will, at a minimum, be applied to meet the ESOP's debt service requirements. As the ESOP debt is repaid, shares are released and allocated to active employees, based on the proportion of debt service paid during the year. Accordingly, the debt incurred by the ESOP is recorded as a note payable and the shares purchased with the debt proceeds are reported as unearned ESOP shares in the consolidated balance sheet. As the debt is repaid, the Company records compensation expense equal to the current market price of the shares released, and the shares become outstanding for purposes of earnings per share computations. Compensation expense related to the ESOP of $2,010,000 and $727,000 was recognized during 1998 and 1997, respectively. ESOP shares are summarized as follows at December 31, 1998 and 1997:

                                                                                         1998             1997
                                                                                         ----             ----
           Allocated shares                                                             131,427           38,616
           Unearned shares                                                              254,743          347,554
                                                                                      ---------       ----------

                      Total ESOP shares                                                 386,170          386,170
                                                                                      =========       ==========

           Fair value of unreleased shares                                          $ 5,079,000        6,886,000
                                                                                      =========        =========

      On December 29, 1997, the Board of Directors of the Company approved the 1997 Stock Option Plan whereby 482,712 shares of common stock have been reserved for employees and directors. These options will allow employees and directors to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. All options vest at the rate of 5% of the number of shares subject to the option as of the last day of each calendar quarter of service commencing with the first calendar quarter ending after the grant date.

      In December 1997, the Company granted options to purchase 473,160 shares at an exercise price of $19.8125 per share. Options to purchase 118,290 and 23,658 shares were exercisable at December 31, 1998 and 1997, respectively, and no options have been exercised. The estimated grant-date fair value of the options granted in 1997 was $6.90 per share. No options were granted in 1998. The weighted-average remaining contractual life of the options is approximately nine years at December 31, 1998.

      The MRP and Stock Option Plan are accounted for under Accounting Principles Board Opinion No. 25 and related Interpretations. Compensation expense totaling $492,000 and $1,853,000 for 1998 and 1997, respectively, was recognized related to the MRP. No compensation cost has been recognized under the Stock Option Plan. Had compensation cost been determined based upon the fair value of the MRP shares and options at the grant dates and in accordance with the vesting schedule consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share as of December 31, 1998 and 1997 would have been reduced to the proforma amounts indicated below (in thousands, except per share data).

                                                                                         1998         1997
                                                                                         ----         ----
       Net earnings                                As reported                      $   3,003          113
                                                   Proforma                         $   2,361           12

       Basic earnings per share                    As reported                      $    0.87         0.03
                                                   Proforma                         $    0.68          -

       Diluted earnings per share                  As reported                      $    0.82         0.03
                                                   Proforma                         $    0.64          -

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(10)    Employee and Director Benefit Plans, continued
        The fair value of each option and MRP share is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1998 and 1997: volatility of 0.18, 1.5% dividend yield, a risk free interest rate of 5.90%, and an expected life of five and ten years, respectively.

(11)    Regulatory Matters
        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk- weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 1998 and 1997, the Company and the Bank meet all capital adequacy requirements to which they are subject.

        As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The Company's and the Bank's actual capital amounts and ratios are presented below.

                                                                                                          To Be Well
                                                                                                          Capitalized
                                                                                                         Under Prompt
                                                                                    For Capital        Corrective Action
                                                             Actual              Adequacy Purposes        Provisions
                                                             ------              -----------------        ----------
                                                        Amount      Ratio        Amount     Ratio      Amount      Ratio
                                                        ------      -----        ------     -----      ------      -----
         As of December 31, 1998:                                        (dollars in thousands)
             Total Capital (to Risk-Weighted Assets)
                Consolidated                        $   27,674       9.9%        22,415      8.0%         N/A       N/A
                Bank                                $   32,918      11.8%        22,340      8.0%      27,924     10.0%
             Tier 1 Capital (to Risk-Weighted Assets)
                Consolidated                        $   24,795       8.9%        11,207      4.0%         N/A       N/A
                Bank                                $   30,039      10.7%        11,170      4.0%      16,755      6.0%
             Tier 1 Capital (to Average Assets)
                Consolidated                        $   24,795       6.1%        16,203      4.0%         N/A       N/A
                Bank                                $   30,039       7.6%        15,782      4.0%      19,728      5.0%

         As of December 31, 1997:
             Total Capital (to Risk-Weighted Assets)
                Consolidated                        $   73,616      25.0%        23,592      8.0%         N/A       N/A
                Bank                                $   50,021      17.5%        22,850      8.0%      28,563     10.0%
             Tier 1 Capital (to Risk-Weighted Assets)
                Consolidated                        $   70,825      24.0%        11,796      4.0%         N/A       N/A
                Bank                                $   47,231      16.6%        11,425      4.0%      17,138      6.0%
         Tier 1 Capital (to Average Assets)
                Consolidated                        $   70,825      17.7%        16,051      4.0%         N/A       N/A
                Bank                                $   47,231      12.3%        15,332      4.0%      19,165      5.0%

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(11)    Regulatory Matters, continued
        Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. At December 31, 1998, the Bank could declare dividends up to approximately $1,965,000 without prior regulatory consent.

(12)    Commitments
        The Bank leases certain banking facilities under operating lease arrangements expiring through 2012. Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below (in thousands):

                  Year Ending December 31,
                            1999                     $    160
                            2000                          157
                            2001                          121
                            2002                          114
                            2003                           83
                            Thereafter                    587
                                                        -----
                                                      $ 1,222
                                                      =======

        Total rent expense was approximately $327,000, $341,000 and $229,000 for the years ended December 31, 1998, 1997 and 1996.

        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to manage its cost of funds. These financial instruments include commitments to originate first mortgage loans and to extend credit, standby letters of credit and an interest rate cap agreement. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

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

        Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are collateralized by real estate, deposits or other personal assets at December 31, 1998 and 1997.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(12)    Commitments, continued
        On February 27, 1998, the Company entered into a Cap to reduce the potential impact of increases in interest rates on its interest-bearing liabilities. The agreement entitles the Company to receive from a counterparty, on a quarterly basis, the amounts, if any, by which the 3-month LIBOR rate exceeds the Cap rate of 6.5% on a notional amount of $40,000,000 beginning on March 6, 2000. Notional amounts are used to express the volume of these transactions, and they do not represent cash flows. The primary risk of the Cap is nonperformance by the counterparty; however, management believes this risk is minimal. No amounts have been received by the Company through December 31, 1998. The Cap agreement expires on March 4, 2003.

                                                                                                    1998          1997
                                                                                                    ----          ----
                                                                                                        (in thousands)
         Financial instruments whose contract amounts represent credit risk:
              Commitments to originate first mortgage loans                                   $        -           181
              Commitments to extend credit                                                    $   41,585        33,937
              Standby letters of credit                                                       $      319           404

(13)    Other Operating Expenses
        Components of other operating expenses in excess of 1% of interest and other income for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                                                      1998          1997          1996
                                                                                      ----          ----          ----
                                                                                               (in thousands)
         Advertising                                                               $   261           313           470
         Data processing expense                                                   $ 1,153         1,024           918
         Office supplies                                                           $   194           225           329

(14)    Branch Sales
        On December 31, 1998, the Bank sold substantially all the assets and liabilities of three of its four Walmart branch locations (Stockbridge, Fayetteville and Newnan) to The First Citizens Bank of Newnan ("FCBN"). The disposition resulted in a cash payment to FCBN of approximately $27,461,000 consisting of deposit liabilities of approximately $28,884,000, net of certain other assets. The sale was effective December 31, 1998. The gain on the sale of the branches of $100,000 is included in miscellaneous noninterest income.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(15) Community First Banking Company (Parent Company Only) Financial Information Parent company only information for 1998 and 1997 is presented for the Company since its inception in March 1997. Information for the year ended December 31, 1996 is presented for Mutual prior to the conversion.

                                                          Balance Sheets

                                                    December 31, 1998 and 1997
                                                          (in thousands)

                                                               Assets
                                                               ------
                                                                                                     1998         1997
                                                                                                     ----         ----
        Cash and cash equivalents                                                              $      263        1,149
        Securities available for sale                                                               4,008        9,019
        Investment in subsidiaries                                                                 30,854       48,432
        Due from subsidiaries                                                                        -          11,901
        Other assets                                                                                   64           38
                                                                                                   ------       ------
                                                                                                 $ 35,189       70,539
                                                                                                   ======       ======
                                                Liabilities and Stockholders' Equity
                                                ------------------------------------
        Due to subsidiaries                                                                     $   4,011        -
        Accounts payable and accrued expenses                                                          54        1,501
        Note payable                                                                                5,000        -
        Stockholders' equity                                                                       26,124       69,038
                                                                                                   ------       ------
                                                                                                $  35,189       70,539
                                                                                                   ======       ======

                                                       Statements of Earnings

                                         For the Years Ended December 31, 1998, 1997 and 1996
                                                           (in thousands)
                                                                                   1998          1997         1996
                                                                                   ----          ----         ----
        Income:
           Dividend income from the Bank                                       $ 21,190           -            814
           Interest income                                                          368           544           30
           Gain on sale of securities available for sale                            141           -             -
           Other                                                                    -             -              2
                                                                                -------        ------        -----
                Total income                                                     21,699           544          846
                                                                                -------        ------        -----

        Operating expenses:
           Interest expense                                                         351           -            145
           ESOP and MRP expense                                                   1,556         2,156           -
           Other                                                                     53            90           55
                                                                                -------        ------        -----
                Total operating expenses                                          1,960         2,246          200
                                                                                -------        ------        -----

                Earnings (loss) before income tax benefit and equity in
                   undistributed earnings of subsidiaries                        19,739        (1,702)         646

        Income tax benefit                                                          492           576           59
                                                                                -------        ------        -----
                Earnings (loss) before equity in undistributed earnings of subsidiaries or dividends received in excess of earnings
                   of subsidiaries                                               20,231        (1,126)         705

        Dividends received in excess of earnings of subsidiaries                (17,228)          -           (457)

        Equity in undistributed earnings of subsidiaries                            -           1,239           -
                                                                                -------        ------        -----
                Net earnings                                                 $    3,003           113          248
                                                                                =======        ======        =====

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(15) Community First Banking Company (Parent Company Only) Financial Information, continued

                                                Statements of Cash Flows

                                  For the Years Ended December 31, 1998, 1997 and 1996
                                                     (in thousands)

                                                                              1998        1997        1996
                                                                          --------    --------    --------
        Cash flows from operating activities:
         Net earnings                                                     $  3,003         113         248
             Adjustments to reconcile net earnings to net
             cash provided by operating activities:
                Amortization                                                     6           3          42
                ESOP and MRP expense                                         1,556       2,156        --
                Gain on sale of securities available for sale                 (141)       --          --
                Deferred income tax expense                                  1,239        --          --
                Dividends received in excess of earnings of
                    subsidiaries                                            17,228        --           457
                Equity in undistributed earnings of subsidiaries              --        (1,239)       --
                Change in other assets and liabilities                      (1,756)       (233)       (172)
                                                                          --------    --------    --------
                    Net cash provided by operating activities               21,135         800         575
                                                                          --------    --------    --------

         Cash flows from investing activities:
             Proceeds from sales of securities available for sale           11,937        --          --
             Purchase of securities available for sale                      (8,648)     (6,603)       --
             Due to (from) subsidiaries                                     15,912     (11,901)       --
             Contributions of capital to the Bank                             --       (23,634)       --
             Organization costs                                               --           (30)       --
                                                                          --------    --------    --------
                    Net cash provided by (used in) investing activities     19,201     (42,168)       --
                                                                          --------    --------    --------
         Cash flows from financing activities:
             Proceeds from note payable                                      5,000        --          --
             Payments of subordinated debentures                              --        (1,100)       --
             Net proceeds from issuance of common stock                       --        46,818        --
             Cash dividends paid                                              (787)       (666)       --
             Purchase of ESOP shares                                          --        (3,862)       --
             Purchase of treasury stock                                    (45,435)       --          --
                                                                          --------    --------    --------
                    Net cash provided by (used in) financing activities    (41,222)     41,190        --
                                                                          --------    --------    --------

         Net change in cash                                                   (886)       (178)        575

         Cash at beginning of year                                           1,149       1,327         752
                                                                          --------    --------    --------
         Cash at end of year                                              $    263       1,149       1,327
                                                                          ========    ========    ========

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(16)    Fair Value of Financial Instruments
        The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

          Cash and Cash Equivalents
          -------------------------
          For cash, due from banks, federal funds sold and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

          Investment Securities
          ---------------------
          Fair values for securities held to maturity and securities available for sale are based on quoted market prices.

          Other Investments
          -----------------
          The carrying value of other investments approximates fair value.

          Loans and Mortgage Loans Held for Sale
          --------------------------------------
          The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

          Deposits
          --------
          The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

          Note Payable and Other Borrowings
          ---------------------------------
          The fair value of fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements. For variable rate borrowings, the carrying amount is a reasonable estimate of fair value.

          Subordinated Debentures
          -----------------------
          Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

          Commitments to Originate First Mortgage  Loans,  Commitments to Extend
          ----------------------------------------------------------------------
          Credit and Standby Letters of Credit Because commitments to originate first mortgage loans, commitments to extend credit and standby letters of credit are made using variable rates and/or are issued for short commitment periods, the contract value is a reasonable estimate of fair value.

          Interest Rate Cap
          ------------------
          The fair value of the interest rate cap is determined by the counterparty using the mid-market valuation method.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(16)    Fair Value of Financial Instruments, continued
          Limitations
          -----------
          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred tax asset, premises and equipment, real estate owned and the purchased core deposit intangible. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

        The carrying amount and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                                                            1998                          1997
                                                                ----------------------------     ----------------------
                                                                   Carrying       Estimated      Carrying      Estimated
                                                                    Amount       Fair Value       Amount      Fair Value
                                                                    ------       ----------       ------      ----------
                                                                                        (in thousands)
         Assets:
           Cash and cash equivalents                           $    32,736         32,736          30,284       30,284
           Securities available for sale                       $    71,702         71,702          49,492       49,492
           Securities held to maturity                         $       232            236           6,006        6,002
           Other investments                                   $     2,328          2,328           2,269        2,269
           Loans, net                                          $   264,855        269,580         283,602      285,461
           Mortgage loans held for sale                        $       199            199             789          789
           Interest rate cap                                   $       407            290             -            -

         Liabilities:
           Deposits                                            $   285,937        284,046         315,531      316,364
           Note payable and other borrowings                   $    47,945         47,432           5,495        5,246
           Subordinated debentures                             $       900            900             900          885

         Unrecognized financial instruments:
           Commitments to originate first
              mortgage loans                                           -              -               181          181
           Commitments to extend credit                        $    41,585         41,585          33,937       33,937
           Standby letters of credit                           $       319            319             404          404


(17)    Subsequent Event
        On January 21, 1999, the Company's Board of Directors declared a two-for-one common stock split to be effected in the form of a 100% stock dividend to be distributed on or about February 16, 1999 to holders of record on February 1, 1999. Accordingly, all references to common shares outstanding and per share data throughout the consolidated financial statements (except data related to treasury shares) have been restated to reflect the stock split. The par value of the additional shares of common stock to be issued in connection with the stock split was credited to common stock and a like amount charged to retained earnings in the 1998 consolidated financial statements.

                             MARKET FOR COMMON STOCK
                         AND RELATED SHAREHOLDER MATTERS

     The common stock of Community First Banking Company is traded on The Nasdaq Stock Market ("Nasdaq") under the symbol CFBC. At December 31, 1998, CFBC had 900 shareholders of record. The following table sets forth on a per share basis the high and low sales prices of the Company's common stock and the cash dividends paid by the Company on a quarterly basis. Since July 1,1997, the date on which the common stock was first traded on Nasdaq.

         Quarter Ended               High            Low            Dividend
         -------------               ----            ---            --------

       June 30, 1997                   N/A           N/A             N/A
       September 30, 1997           $18.875       $15.00            $.075
       December 31,1997             $22.25        $17.75            $.075
       March 31, 1998               $23.50        $20.72            $.075
       June 30, 1998                $25.313       $22.25            $.075
       September 30, 1998           $23.375       $19.375           $.09
       December 31, 1998            $21.00        $18.625           $.11


                                    DIRECTORS

     The following individuals serve as directors of Community First Banking Company and Community First Bank:

                  Name                        Principal Occupation
-------------------------------------------   -------------------------------

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

Thomas E. Reeve, Jr                           Retired Physician

Michael P. Steed                              President and Owner of Steed
                                              Company, a manufacturer of fabric
                                              labels

Dean B. Talley                                Physician

Thomas S. Upchurch                            President of the Georgia
                                              Partnership for Excellence in
                                              Education




                             CORPORATE HEADQUARTERS
                         Community First Banking Company
                                110 Dixie Street
                            Carrollton, Georgia 30117
                                 (770) 834-1071

                            NOTICE OF ANNUAL MEETING
                              The Annual Meeting of
                              Shareholders will be
                                held on Thursday,
                               April 29, 1999, at
                                  2:00 p.m. at
                              Community First Bank,
                                110 Dixie Street,
                               Carrollton, Georgia
                                     30117.

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

                                  STOCK TRADING
                                 Community First
                                 Banking Company
                                 common stock is
                              traded on The Nasdaq
                               Stock Market under
                                the symbol CFBC.

                              PRIMARY MARKET MAKERS
                            Trident Securities, Inc.
                           Sandler O'Neill & Partners
                         Friedman Billings Ramsey & Co.
                          Robinson Salomon Smith Barney
                       Interstate/Johnson Lane Corporation


                             SHAREHOLDERS OF RECORD
                                 Community First
                               Banking Company had
                               900 shareholders of
                              record as of December
                                    31, 1998.


               ANNUAL REPORT ON FORM 10-K The Company will furnish
                          without charge a copy of its
        Annual Report on Form 10-K filed with the Securities and Exchange
                  Commission for the fiscal year ended December
      31,1998, including financial statements and schedules, to any record or beneficial owner of its common stock as of
          March 11, 1999, who requests a copy of such report. Requests should be in writing addressed to:
                                  C. Lynn Gable
                             Chief Financial Officer
                         Community First Banking Company
                                110 Dixie Street
                              Carrollton, GA 30117


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