Form 10-K, Exhibit 13
period 1999-12-31
COMMUNITY FIRST BANKING CO
filed 2000-03-28
CIK 1035903

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

Dear Shareholders:


     On behalf of the Board of Directors and employees of Community First Banking Company and its wholly owned subsidiary, Community First Bank, we are pleased to present to you our 1999 Annual Report.

     1999 was an excellent year for CFBC. We have continued the shift in the loan mix to higher yielding commercial loans to protect net interest margins. Our efforts to control expenses and boost non-interest revenues continue to positively impact core earnings. We believe we will see significant contributions in 2000 from our non-traditional sources such as consumer finance, brokerage services and insurance. All of these factors bode well for earnings in 2000 and beyond.

     Our 1999 results, as presented in this report, were impacted by certain one-time non-cash charges to earnings related to certain employee benefit plans. The majority of these charges were the result of the prepayment of the loan that originally funded our Employee Stock Ownership Plan. Without the employee benefit plan related expenses totaling $3.9 million net of income taxes, net income for 1999 would have been approximately $4.4 million or $1.56 per fully diluted share. Beginning on January 1, 2000, we can now report our operating performance to our shareholders and potential investors without these non-cash expenses.


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

     The Bank has three wholly owned operating subsidiaries that broaden the services the Bank offers to the community. The first, CFB Securities, Inc., offers traditional brokerage services and products such as mutual funds, stocks and bonds through an NASD member firm. CFB Securities, Inc. began operations in 1996 and is located in space immediately adjacent to the Bank's main office lobby in Carrollton, Georgia.

     The second subsidiary of the Bank, CFB Financial Inc., began operations in 1996 to service the loan needs of consumers traditionally associated with consumer finance companies. CFB Financial, Inc. has nine full-time employees operating in its offices in Villa Rica and Douglasville, Georgia, and at the Bank's branch in Hiram, Georgia. This subsidiary offers a wide range of small loans granted in conformity with the Georgia Industrial Loan Act.

     The third subsidiary, CFB Insurance Agency, Inc., began operations in 1997. Based in Bowdon, Georgia, CFB Insurance Agency, Inc. offers a full line of insurance products to existing Bank customers as well as the general public.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth certain selected consolidated financial data of Community First Banking Company and other data regarding the Mutual Holding Company and the Savings Bank. The data at December 31, 1996 and 1995, and for the years then ended, have been derived from audited consolidated financial statements of CF Mutual Holdings and subsidiaries.

                                                     1999          1998          1997           1996           1995
                                                     ----          ----          ----           ----           ----

BALANCE SHEET DATA (YEAR END)                                    (in thousands except per share data)
  Loans, gross ...............................    294,183       267,735       286,391        272,435        273,171
  Earning assets .............................    360,030       361,169       361,675        326,443        314,706
  Assets .....................................    386,048       391,986       393,881        352,532        334,477
  Deposits ...................................    295,387       285,937       315,531        307,756        289,288
  Stockholders' equity .......................     27,199        26,124        69,038         25,258         25,030
  Common shares outstanding ..................  2,789,448     2,578,074     4,479,570            N/A            N/A

STATEMENT OF EARNINGS DATA
  Net interest income ........................     15,121        15,574        16,132         13,409         13,217
  Provision for loan losses ..................      1,015           782         2,067          1,143            250
  Noninterest income .........................      3,753         5,597         3,690          3,244          3,119
  Noninterest expense (1) ....................     17,576        16,038        17,670         15,276         11,764
  Income taxes (benefit) .....................       (191)        1,348           (28)           (14)         1,375
  Net earnings ...............................        474         3,003           113            248          2,947

PER COMMON SHARE
  Basic .......................................       .18          0.87          0.03            N/A            N/A
  Diluted .....................................       .17          0.82          0.03            N/A            N/A
  Cash dividends declared .....................     .5125          0.35          0.15            N/A            N/A
  Book value ..................................      9.75         10.14         15.41            N/A            N/A

KEY PERFORMANCE RATIOS
  Return on average assets ....................      0.12%         0.73%         0.03%          0.07%          0.86%
  Return on average equity ....................      1.76%         6.31%         0.02%          0.99%         12.51%
  Net interest margin to average earning assets      4.22%         4.11%         4.53%          4.21%          4.07%
  Average equity to average assets ............      7.09%        11.62%        12.61%          7.32%          6.85%
  Noninterest expense to average assets (1) ...      4.62%         3.92%         4.61%          4.45%          3.42%
  Efficiency ratio (1)(2) .....................     93.12%        75.75%        89.14%         91.73%         72.01%
  Dividend payout ratio .......................    284.72%        40.23%        500.0%           N/A            N/A

OTHER DATA
 Number of full service offices ..............          7             7            12             12              7

(1) Includes one-time SAIF assessment of $1,723 in 1996.
(2) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income.

                                         SELECTED QUARTERLY FINANCIAL RESULTS
                                         (in thousands except per share data)

                                                                             4th       3rd       2nd       1st
Year Ended December 31, 1999                                               Quarter   Quarter   Quarter   Quarter
 Interest income ........................................................   7,927     7,586     7,512     7,531
 Interest expense .......................................................   3,887     3,790     3,766     3,992
 Net interest income ....................................................   4,040     3,796     3,746     3,539
 Provision for loan losses ..............................................     414       237       192       172
 Net interest income after provision for loan losses ....................   3,626     3,559     3,554     3,367
 Noninterest income .....................................................     917       898       917     1,021
 Noninterest expense (2).................................................   6,276     3,167     4,805     3,328
 Earnings before income taxes ...........................................  (1,733)    1,290      (334)    1,060
 Income tax expense .....................................................    (684)      397      (201)      297
 Net earnings ...........................................................  (1,049)      893      (133)      763
 Basic earnings per share (1) ...........................................    (.41)      .34      (.05)      .30
 Diluted earnings per share (1) .........................................    (.38)      .32      (.05)      .28


                                                                             4th       3rd       2nd       1st
Year Ended December 31, 1998                                               Quarter   Quarter   Quarter   Quarter
 Interest income ........................................................   7,839     8,171     8,222     7,988
 Interest expense .......................................................   4,220     4,357     4,251     3,818
 Net interest income ....................................................   3,619     3,814     3,971     4,170
 Provision for loan losses ..............................................     221       226       181       154
 Net interest income after provision for loan losses ....................   3,398     3,588     3,790     4,016
 Noninterest income .....................................................   1,423     1,327     1,672     1,175
 Noninterest expense (3).................................................   3,684     3,834     4,371     4,149
 Earnings before income taxes ...........................................   1,137     1,081     1,091     1,042
 Income tax expense .....................................................     320       338       355       335
 Net earnings ...........................................................     817       743       736       707
 Basic earnings per share (1) ...........................................     .30       .23       .19       .17
 Diluted earnings per share (1) .........................................     .28       .22       .18       .16

(1) Earnings (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings (loss) per share does not necessarily equal the total for the year.

(2) In the second quarter of 1999 the Board of Directors of the Company voted to accelerate the vesting of the Management Recognition Plan (MRP) so that the Restricted Stock Awards became fully vested as of June 30, 1999. This resulted in a non-cash charge to compensation expense of $1.4 million and a reduction in unearned stock awards by the same amount. In the fourth quarter of 1999 the Board of Directors of the Comapny voted to prepay the balance of the ESOP loan, resulting in a non-cash charge to ESOP expense of $3.0 million and a credit to unearned ESOP shares for the same amount.

     (3) In the second quarter of 1998, the Company increased the number of ESOP shares committed to be released from 9,654 to 17,585 shares for the quarter ended June 30, 1998. This resulted in an increase in ESOP expense of $371,000 for the second quarter of 1998.

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

     The Company's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans and investment securities, and interest expense on interest-bearing deposits and other interest-bearing liabilities. Net earnings also are dependent, to a lesser extent, on the level of provision for loan losses, non-interest income and non-interest expenses, such as salaries and related benefits, occupancy and equipment, deposit insurance premiums, and miscellaneous other expenses, as well as provisions for federal and state income tax.

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

     Simultaneous to the Bank's conversion, certain adjustments were made at year-end 1997 in preparation for its first year of operation as a state chartered commercial bank. Included in these adjustments were an additional provision for loan losses to bring the allowance for loan losses to 1.0 % of loans outstanding at December 31, 1997, certain non-recurring charges related to the Management Recognition Plan (MRP), closing of unprofitable branches and computer equipment obsolescence associated with the Year 2000 compliance issue.

     The declining interest rate environment during 1998 placed significant pressure on the Bank's net interest margin. The slight decline in net interest income for 1998 was offset by the improvements realized in noninterest income and noninterest expense. In keeping with management's focus on cost control and profitability, the decision was made in late 1998 to sell three of our four branches located in Wal*Mart Superstores in the south metro-Atlanta area. This sale was completed in December 1998.

     In 1999, the Company prepaid the balance of the ESOP loan, which generated a total non-cash expense in 1999 of $4.6 million on a pre-tax basis. Also in 1999, the Company recognized the balance of the unamortized MRP, which added a total of $1.5 million in non-operating expense for the year ended December 31, 1999. The Company has now recognized all expenses related to the benefit programs adopted in connection with the Conversion.

     Another facet of the conversion process was management's efforts to achieve optimal capital levels. Under common stock repurchase plans approved by the Board of Directors beginning in 1998, the Company has purchased on the open market 2,037,676 shares of its common stock at an aggregate purchase price of $46.3 million through December 31, 1999. Of the 2,037,676 total shares repurchased, 1,545,070 shares have been retired and 492,606 shares are held in treasury for issuance under the Company's employee benefits plans.

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

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Net earnings totaled $474,000 for 1999 as compared to $3.0 million for 1998 and $113,000 for 1997. The $2.5 million decrease in net earnings during 1999 compared to 1998 was primarily attributable to the increase in ESOP and MRP expenses of $3.6 million. The Company completed recognition of all expenses associated with the ESOP and MRP during 1999. The costs of these benefit plans, which had originally been scheduled for amortization over a five-year term, have now been fully recognized in two and one-half years. This will enable the Company to more clearly demonstrate its earnings abilities. More importantly, this marks the culmination of the gradual process, begun years ago, of transforming Community First Banking Company from a depositor-owned savings and loan association to a publicly traded commercial bank. All of the investments associated with that process have been made, and the Company can now report its operating performance without these expenses.

NET INTEREST INCOME

     Net interest income (the difference between interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of operating income. Management actively manages this income source to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

     Net interest income, on a taxable equivalent basis, was $15.1 million in 1999, compared to $15.6 million in 1998, and $16.2 million in 1997. The decrease of 3.1% in 1999 was primarily the result of lower yields on loans and interest bearing deposits and federal funds sold. These lower yields were partially offset by higher yields on taxable investment securities and lower cost of funds on interest-bearing liabilities. The decrease of 3.4% in 1998 was primarily the result of the decrease in yields on investment securities and increases in other borrowings.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yield, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Dividends received are included as interest income. Average balances are average daily balances.

TABLE 1  CONSOLIDATED AVERAGE BALANCES, INTEREST AND RATES

                                                                  1999                                  1998
                                                      ---------------------------           ----------------------------
                                                       Average   Interest  Yield            Average   Interest   Yield
                                                       Balance             /Rate            Balance              /Rate
                                                        (dollars in thousands)                (dollars in thousands)
Assets:
Interest-earning assets:
    Interest-earning deposits and federal funds sold   $   8,309      440  5.30%             $ 25, 533    1,436  5.62%
    Investment securities:
       Taxable                                            69,990    4,349  6.21                 80,128    4,764  5.94
       Nontaxable                                          1,192       92  7.72                  2,270      177  7.80
                                                           -----      --- -----                  -----      --- -----
       Total investment securities                        71,182    4,441  6.24                 82,398    4,941  6.00
    Loans (including loan fees) (1)                      278,929   25,706  9.22                272,055   25,903  9.52
                                                         -------   ------  ----                -------   ------  ----
    Total interest-earning assets                        358,420   30,587  8.53                379,986   32,280  8.50

Allowance for loan losses                                 (3,067)                               (2,895)
Cash and due from banks                                    7,624                                10,316
Premises and equipment                                     7,817                                 9,036
Other assets                                               9,612                                13,038
                                                          ------                                ------
    Total assets                                       $ 380,406                             $ 409,481
                                                       =========                             =========

Liabilities and equity:
Interest-bearing liabilities:
    Deposits:
       Demand                                          $  53,588    1,165  2.17%             $  56,842    1,463  2.57%
       Savings                                            31,566      649  2.06                 37,902    1,069  2.82
       Time                                              190,949   10,333  5.41                204,932   11,720  5.72
    Other borrowings                                      57,641    3,288  5.70                 41,197    2,394  5.81
                                                          ------    -----  ----                 ------    -----  ----
    Total interest bearing liabilities                   333,744   15,435  4.62                340,873   16,646  4.88


Non-interest bearing demand deposits                      15,406                                15,942
Other liabilities                                          4,304                                 5,087
Equity                                                    26,952                                47,579
                                                          ------                                ------
    Total liabilities and equity                       $ 380,406                             $ 409,481
                                                       =========                             =========
Excess of interest-bearing assets over
     interest-bearing liabilities                         24,676                                39,113
Ratio of interest-bearing assets to
     interest-bearing liabilities                         107.39%                               111.47%
Net interest income                                                15,152                                15,634
Net interest rate spread                                                   3.91%                                 3.62%
                                                                           =====                                 =====
Net interest margin (2)                                                    4.22%                                 4.11%
                                                                           =====                                 =====
Tax equivalent adjustments

   Investment securities                                             (31)                                  (60)

Net interest income                                                15,121                                15,574
                                                                   ======                                ======

                                                                     1997
                                                        --------------------------
                                                         Average   Interest  Yield
                                                         Balance             /Rate
                                                          (dollars in thousands)
Assets:
Interest-earning assets:
    Interest-earning deposits and federal funds sold     $19,268     1,064    5.55%
    Investment securities:
       Taxable                                            51,584     3,653    7.08
       Nontaxable                                          2,099       164    7.81
                                                           -----       ---   -----
       Total investment securities                        53,683     3,817    7.11
    Loans (including loan fees) (1)                      283,723    26,628    9.39
                                                         -------    ------    ----
    Total interest-earning assets                        356,674    31,509    8.83

Allowance for loan losses                                 (2,193)
Cash and due from banks                                    8,980
Premises and equipment                                     9,750
Other assets                                               9,763
                                                           -----
    Total assets                                        $382,974
                                                        ========

Liabilities and equity:
Interest-bearing liabilities:
    Deposits:
       Demand                                          $  48,745     1,501    3.08%
       Savings                                            39,223     1,157    2.95
       Time                                              208,849    11,848    5.67
    Other borrowings                                      13,465       815    6.05
                                                          ------       ---    ----
    Total interest bearing liabilities                   310,282    15,321    4.94


Non-interest bearing demand deposits                      21,588
Other liabilities                                          2,820
Equity                                                    48,284
                                                          ------
    Total liabilities and equity                        $382,974
                                                        ========
Excess of interest-bearing assets over
     interest-bearing liabilities                         46,393
Ratio of interest-bearing assets to
     interest-bearing liabilities                         114.95%
Net interest income                                                 16,188
Net interest rate spread                                                      3.89%
                                                                              =====
Net interest margin (2)                                                       4.53%
                                                                              =====
Tax equivalent adjustments

   Investment securities                                              (56)

Net interest income                                                 16,132
                                                                    ======

(1) Average balances include  nonaccrual loans and mortgage loans held for sale.
(2) Excludes provision for loan losses.

RATE/VOLUME ANALYSIS

     The banking industry often utilizes two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing sources of funds. The interest rate spread eliminates the impact of noninterest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing noninterest-bearing deposits.

     The net interest spread was 3.91% in 1999, 3.62% in 1998 and 3.89% in 1997, while the net interest margin was 4.22% in 1999, 4.11% in 1998 and 4.53% in 1997. The increase in spread in 1999 was primarily due to lower rates paid on interest-bearing liabilities. The decrease in the spread during 1998 was primarily due to lower average loan balances, higher average investment securities with lower yields and higher average borrowings. The table below shows the change in net interest income for the past two years due to changes in volume and rate, on a tax equivalent basis (assuming a 34% tax rate). Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

TABLE 2  RATE/ VOLUME VARIANCE ANALYSIS

                                              1999 Compared to 1998                     1998 Compared to 1997
                                              ---------------------                     ---------------------
                                               Increase (decrease)                       Increase (decrease)
                                               due to changes in                         due to changes in
                                       ------------------------------------    --------------------------------------
                                                       Yield/       Net                        Yield/       Net
                                        Volume          Rate       Change        Volume       Rate         Change
                                                                      (in thousands)
Interest income on:
Interest-earning deposits and
federal funds sold                         (969)         (27)        (996)          359           13           372

Investment securities:
     Taxable                               (603)         188         (415)        2,023         (912)        1,111
     Nontaxable                             (84)          (1)         (85)           13            0            13

Loans (including loan fees)                 654         (851)        (197)       (1,095)         370          (725)
                                          -----          ---        -----       -------          ---         -----
Total interest income                    (1,002)        (691)      (1,693)        1,300         (529)          771
                                         ------         ----       ------         -----         ----           ---

Interest expense on:
Deposits:
     Demand                                 (84)        (214)        (298)          250         (288)          (38)
     Savings                               (179)        (241)        (420)          (39)         (49)          (88)
     Time                                  (800)        (587)      (1,387)         (229)         101          (128)
Other borrowings                            956          (62)         894         1,679         (100)        1,579
                                          -----         ----        -----         -----        -----         -----

Total interest expense                     (107)      (1,104)      (1,211)        1,661         (336)        1,325
                                           ----       ------       ------         -----         ----         -----

Net interest income                        (895)         413         (482)         (361)        (193)         (554)
                                          =====          ===        =====         =====        =====         =====

NONINTEREST INCOME


     Noninterest income consists primarily of revenues generated from service charges and fees on deposit accounts and profits earned through sales of credit life insurance. In addition, gains or losses realized from the sale of investment portfolio securities are included in noninterest income. Noninterest income decreased $1.8 million or 33.0% in 1999 compared to 1998. Service charges on deposits decreased $813,000 or 26.6% primarily because of the loss of deposit accounts associated with the sale of three Wal*Mart branches on December 31, 1998. Gain on the sale of securities was down $820,000 in 1999 compared to 1998 due to limited sales of investment securities. Management periodically liquidates securities available for sale to meet loan demand and other liquidity needs. Insurance commissions were up $111,000 or 18.2% primarily due to the increased sales volume of the insurance subsidary of the Bank. Miscellaneous income decreased $322,000 or 30.2% in 1999 compared to 1998 primarily because of lower gains on sales of real estate in 1999 ($93,000 for 1999 vs. $294,000 in 1998) and an insurance settlement of $250,000 received in 1998.

     Total noninterest income for 1998 increased 51.7% or $1.9 million as compared to 1997. In addition to increases in all categories of fee based income, the largest component of noninterest income growth during 1998 was the net gain on sale of available for sale securities totaling $860,000. Fees on transaction accounts were increased during 1998 as the result of an independent review of the Bank's fee structure that was performed in the fourth quarter of 1997 and implemented in 1998. Miscellaneous income increased $610,000 or 133% for the year ended December 31, 1998 as compared to 1997. This increase resulted primarily from three items: an insurance settlement of $250,000; net gain on sale of other assets, including other real estate of $294,000 for 1998 compared to a net loss in 1997 of $51,000; and the gain on the sale of three branches located in Wal*Mart Superstores of $100,000 in 1998. Income from insurance sold increased by $86,000 or 16.4% in 1998.

NONINTEREST EXPENSE

     Noninterest  expense  increased  $1.5  million  or 9.6% for the year  ended
December 31, 1999 compared to 1998. This increase was primarily the result of recognition of the remaining ESOP and MRP expenses in 1999 that were originally to be amortized over five years. ESOP and MRP expense was $3.6 million more in the year ended December 31, 1999 than 1998. All other noninterest expense items decreased for the twelve months ended December 31, 1999 compared to the same twelve months of 1998. Other noninterest expenses including salaries and employee benefits decreased $501,000 or 7.4%, occupancy and equipment expense decreased $682,000 or 33.6%, deposit insurance premiums decreased $15,000 or 8.4%, and other operating expense decreased $862,000 or 19.1%. These decreases in noninterest expenses resulted primarily from the sale of three branches located inside Wal*Mart superstores on December 31, 1998.

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

INCOME TAXES

     An income tax benefit of $191,000 was recognized for the year ended December 31, 1999. Income tax expense of $1.3 million was recognized for the year ended December 31, 1998 and an income tax benefit of $28,000 was recognized for the year ended December 31, 1997. The effective tax rate differed from the expected 34% federal rate applied to earnings before income taxes primarily due to tax-exempt interest income and the dividends received deduction. Additional information regarding the Company's income taxes can be found in Note (8) of the Notes to Consoldiated Financial Statements.

CHANGES IN FINANCIAL CONDITION

     The Company's consolidated assets at December 31, 1999 totaled $386 million, compared to $392 million at December 31, 1998. This represents a 1.5% decrease in total assets at year-end 1999. The average balance sheet (Table 1) reflects a $29.1 million or 7.1% decrease in average total assets from 1998 to 1999. Average interest-earning deposits and federal funds sold decreased $17.2 million or 67.5%. Average investment securities for 1999 decreased $11.2 million in 1999. Average loans increased $6.9 million or 2.5% from 1998 to 1999. Average interest bearing deposits decreased $23.6 million or 7.9%. This decrease in average deposits was partially offset by an increase in average other borrowings of $16.4 million or 39.9%.


INVESTMENT SECURITIES

     The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. There were no trading securities at December 31, 1999, 1998 or 1997. Securities held to maturity are those securities for which the Company has the ability and intent to hold to maturity. All other securities are classified as available for sale. Securities available for sale are recorded at fair value. Securities held to maturity are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     At December 31, 1999, approximately 58.6% of the Company's investment securities and other investments were comprised of mortgage-backed securities that are insured or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), or Government National Mortgage Association (GNMA). Collateralized Mortgage Obligations (CMOs) not insured or guaranteed by FHLMC, FNMA or GNMA comprised 5.8% of the investment portfolio, U.S. Government agency obligations comprised 10.0%, preferred stock of FNMA, FHLMC and Student Loan Mortgage Association (SLMA) comprised 16.8%, Federal Home Loan Bank (FHLB) stock comprised 4.6%, municipal securities comprised .2% and common stock comprised 4.0% of such portfolio at December 31, 1999.

     The Company's securities portfolio is managed in accordance with the Company's Investment Policy adopted by the Board of Directors and administered by the Asset/Liability Committee, which consists of two outside directors, the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Senior Vice President Management Services. The policy lists specific areas of permissible investments consistent with the Company's investment strategy. Under the Company's policy, at the time of purchase of an investment security, management designates the security as either held for maturity or available for sale based on the Company's investment objectives, operational needs and intent. The Company does not maintain a trading account portfolio. Investment activities are monitored to ensure that they are consistent with established guidelines and objectives.

     The following table sets forth certain information regarding the classifications of the Company's investment securities at December 31, 1999, 1998 and 1997. Securities classified as available for sale are carried at their estimated fair value at December 31, 1999. Securities held to maturity are carried at amortized cost at all respective dates. There were no trading securities at December 31, 1999, 1998 or 1997.

TABLE 3  CARRYING VALUE OF INVESTMENTS

Securities available for sale:                        1999                1998                1997
                                                      ----                ----                ----
                                                                     (in thousands)
U.S. Treasuries                                           --              3,049               3,013
U.S. Government agencies                                6,828             1,005              23,248
State, county and municipal                               --              2,184               2,159
Mortgage-backed securities                             43,717            51,646              11,552
Equity securities                                      14,120            13,818               9,520
                                                     --------           -------             -------
                                                       64,665            71,702              49,492
                                                     --------           -------             -------



Securities held to maturity:

U.S. Government agencies                                   --                --               5,669
State, county and municipals                              115               115                 115
Mortgage-backed securities                                 69               117                 222
                                                          ---               ---                 ---
                                                          184               232               6,006
                                                       ------               ---              ------

Total investment securities                            64,849            71,934              55,498
                                                       ======            ======              ======

     The following table presents the expected maturity of the total investment securities portfolio by maturity date and average yields based upon amortized cost (for all obligations on a fully taxable basis assuming a 34% tax rate) at December 31, 1999. It should be noted that the composition and maturity/repricing distribution of the investment portfolio is subject to change depending upon rate sensitivity, capital needs and liquidity needs.

TABLE 4  EXPECTED MATURITY OF INVESTMENT SECURITIES

                                                       After one but       After five but
                                 Within one year     within five years    within ten years        After ten years
                                Amount    Yield       Amount   Yield       Amount    Yield        Amount    Yield      Totals
                                ------    -----       ------   -----       ------    -----        ------    -----      ------
                                                                 (dollars in thousands)
Securities held to maturity:
State, county and municipals   $      -       -          115    4.55%           -        -           -          -         115
Mortgage-backed securities            -       -           69    7.82%           -        -           -          -          69
                                     --    -----          --                    -        -           -          -         ---
                               $      -       -          184    5.78%           -        -           -          -         184
                                     ==    =====         ===                    =                    =                    ===

Securities available for sale:
U.S. Government agencies       $  6,083    7.50%       1,000    6.54%           -        -           -          -       7,083
State, county and municipals          -        -           -       -            -        -           -          -           -
Mortgage-backed securities            -        -           -       -        1,893    6.86%      44,599      6.50%      46,492
Equity securities:
 FNMA preferred stock             2,018        -           -        -           -        -           -          -       2,018
 SLMA preferred stock             5,732        -           -        -           -        -           -          -       5,732
 FHLMC preferred stock            5,009        -           -        -           -        -           -          -       5,009
 Common Stock                     3,995        -           -        -           -        -           -          -       3,995
                                  -----    -----       -----    -----      ------    -----      ------      -----       -----
                               $ 22,837    7.50%       1,000    6.54%       1,893    6.86%      44,599      6.50%      70,329
                                 ======                =====                =====               ======                 ======

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

     At December 31, 1999, the Bank's loans-to-one borrower limit was $6.9 million for amply secured loans (25% of statutory capital base) and $4.1 million for unsecured loans (15% of statutory capital). Its five largest loans or groups of loans-to-one borrower, including related entities, at December 31, 1999 were $5.7 million, $4.3 million, $3.8 million, $3.7 million and $3.6 million. The $5.7 million loan is to fund the purchase of a clothing manufacturing business secured by real estate and equipment, inventory, furniture, fixtures, and accounts receivable. The $4.3 million loan is a commercial installment note secured by a restaurant, motel and adjacent real estate. The $3.8 million loan is to an assisted living retirement home in Tennessee. The $3.7 million loan is to a 228 lot residential subdivision and an 18 hole golf course.The $3.6 million loan is a construction and permanent financing on a 240 unit apartment complex in Chattanooga, Tennessee, which represents a participation with other lenders.

     Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan at the dates indicated.

TABLE 5  LOAN PORTFOLIO

                                                                                December 31,
                                                                                ------------
                                              1999                1998               1997                1996             1995
                                         Amount      %       Amount      %      Amount       %     Amount       %    Amount      %
                                         -------------       -------------      --------------     --------------    -------------
                                                                            (dollars in thousands)
Real estate mortgage loans(1)           $179,080     61%    $197,182     74%    $209,836   73%     $203,799   75%   $225,481    83%
Real estate construction loans            34,072     11       18,853      7       18,016    6        10,760    4       5,052     2
Commercial loans                          52,894     18       20,905      8       16,507    6        10,293    4       8,643     3
Consumer and other installment loans      28,137     10       30,795     11       42,032   15        47,583   17      33,995    12
                                          ------     --       ------     --       ------   --        ------   --      ------    --
Total loans                              294,183    100%     267,735    100%    286,391   100%      272,435  100%    273,171   100%

Less:  Allowance for loan losses           3,379               2,880               2,789              2,601            2,291
                                           -----               -----               -----              -----            -----
Loans, net                              $290,804            $264,855            $283,602           $269,834         $270,880
                                        ========            ========            ========           ========         ========

(1)Real estate mortgage loans contain commercial loans secured by real estate in the following amounts:
                                            1999                1998                1997               1996             1995
                                     $    69,959           $  74,237           $  78,675        $    47,493       $   35,301

CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES. The following table sets forth certain information at December 31, 1999 regarding the dollar amount of loans maturing or repricing in the Bank's portfolio based on the contractual terms to maturity, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity or repricing and overdrafts are reported as due in one year.

TABLE 6  LOAN PORTFOLIO MATURITIES

                                                                1 year
                                      Less Than                 through                   Over
Loan Type                                1 year                 5 years                5 years                  Total
---------                                ------                 -------                -------                  -----
                                                                       (in thousands)
Commercial                              $16,845                 $25,189                $10,860                $52,894
Construction                             25,249                   6,375                  2,448                 34,072
                                         ------                   -----                  -----                 ------
Total                                   $42,094                 $31,564                $13,308                $86,966
                                        =======                 =======                 ======                =======

     The following table sets forth, as of December 31, 1999, the dollar amount of all loans, before net items, maturing or repricing after one year from December 31, 1999 that have fixed interest rates or that have adjustable interest rates.

TABLE 7  RATE STRUCTURE FOR LOANS MATURING OVER ONE YEAR

                                         Fixed                Adjustable
Loan Type                                Rates                   Rates                  Total
---------                                -----                   -----                  -----
                                                            (in thousands)
Commercial                              $32,021                  $4,028                $36,049
Construction                              6,524                   2,299                  8,823
                                          -----                   -----                  -----
Total                                   $38,545                  $6,327                $44,872
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

     The provision for loan losses increased by $233,000 in 1999 compared to 1998. The allowance for loan losses as a percentage of total loans increased to 1.15% in 1999 from 1.08% at year end 1998. The loan loss provision was higher for 1999 than 1998 because of the change in the loan portfolio away from real estate mortgage loans toward higher risk commercial and construction loans, and an increase in the Bank's consumer finance subsidary's loan portfolio by over $1.9 million in 1999. In 1997, the Company chose to charge-off certain loans in preparation for conversion to a state chartered commercial bank. These charge-offs were the result of higher deficiency balances associated with consumer loans and credit card loans as well as charge-offs taken upon the foreclosure of real estate. The Bank does not currently allocate the allowance for loan losses to the various loan categories.

TABLE 8  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                                               Year Ended December 31,
                                                    ------------------------------------------------------------------------------
                                                          1999              1998          1997            1996           1995
                                                          ----              ----          ----            ----           ----
                                                                                 (dollars in thousands)
Allowance at beginning of period                         $ 2,880         $2,789           $2,601          $ 2,291        $ 2,392
Provisions                                                 1,015            782            2,067            1,143            250
Charge-offs
     Mortgage loans                                           69            199              351               32             82
     Commercial loans                                        110             33               95              117             59
     Consumer loans                                          636            962            1,768              776            307
                                                             ---            ---            -----              ---            ---

         Total charge-offs                                   815          1,194            2,214              925            448
Recoveries
     Mortgage loans                                            8              -               42               25              7
     Commercial loans                                          -              -                -                -              -
     Consumer loans                                          291            503              293               67             90
                                                             ---            ---              ---               --             --
         Total recoveries                                    299            503              335               92             97
     Net charge-offs                                         516            691            1,879              833            351
                                                             ---            ---            -----              ---            ---
Allowance at end of period                                $3,379         $2,880           $2,789           $2,601         $2,291
                                                          ======         ======           ======           ======         ======

Allowance for loan losses to total non-performing
 loans at end of period                                   267.33%        260.87%          254.00%           41.66%         99.61%
Allowance for loan losses to average loans at end
 of period                                                  1.20%          1.04%            1.00%            0.95%          0.82%
Net charge-offs to average loans outstanding
 during the period                                          0.18%          0.25%            0.67%            0.31%          0.13%
Average gross loans(1)                                  $280,959       $277,063         $279,412         $272,803       $278,323

(1) Beginning and ending annual period balances were used to calculate average gross loans.


ASSET QUALITY AND RISK ELEMENTS

     At December 31, 1999, non-performing assets, comprised of nonaccrual loans, other real estate owned and loans for which payments are more than 90 days past due, totaled $1.8 million compared to $6.6 million at year end 1998. On April 30, 1999, the sale of a large parcel of undeveloped land, recorded as other real estate at December 31, 1998, was completed. The sales price was approximately $4.4 million. On September 30, 1999, a single family residence formerly recorded as other real estate was sold for $298,000. No gain or loss was recorded on either of these sales.

     It is the general policy of the Bank to stop accruing interest income and place the recognition of interest on a cash basis when a loan is placed on nonaccrual status and any interest previously accrued but not collected is reversed against current income. Loans made by the Bank to facilitate the sale of other real estate are made on terms comparable to loans of similar risk.

     There were no commitments to lend additional funds on nonaccrual loans at December 31, 1999. Table 9 summarizes the Bank's non-performing assets for each of the last five years.

 TABLE 9 RISK ELEMENTS

                                                                              December 31,
                                                          1999        1998        1997       1996        1995
                                                          ----        ----        ----       ----        ----
                                                                        (dollars in thousands)
Non-accruing loans:
     Mortgage                                         $    686       1,014         752      4,843       1,785
     Construction                                            -           -         199          -           -
     Commercial                                              -           -           -          -           -
     Consumer                                              578          90         147      1,400         515

Accruing loans greater than 90 days delinquent:
     Mortgage                                                -           -           -          -           -
     Construction                                            -           -           -          -           -
     Commercial                                              -           -           -          -           -
     Consumer                                                -           -           -          -           -
                                                         -----       -----       -----      -----       -----
     Total non-performing loans                          1,264       1,104       1,098      6,243       2,300

Real estate owned(1)                                       528       5,479       6,628        180         253
                                                         -----       -----       -----      -----       -----
     Total non-performing assets                      $  1,792       6,583       7,726      6,423       2,553
                                                         =====       =====       =====      =====       =====

     Total non-performing loans as a
      percentage of total net loans                      0.43%       0.42%       0.39%      2.31%       0.85%

     Total non-performing assets as
      a percentage of total assets                       0.46%       1.68%       1.96%      1.82%       0.76%

(1) Consists of real estate acquired by foreclosure.

         There may be additional loans within the Bank's portfolio that may become classified as conditions dictate; however, management was not aware of any such loans that are material in amount at December 31, 1999.

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

     DEPOSITS. The Bank's deposits are attracted principally from within the Bank's primary market area through the offering of a wide selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, and term certificate accounts. Included among these deposit products are individual retirement account certificates of approximately $44.1 million at December 31, 1999. Deposit account terms vary, with the principal references being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. As of December 31, 1999, the certificates of deposit with principal amounts of $100,000 or more totaled $53.0 million.

     Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     The Bank does not advertise for deposits outside its local market area. A listing on the Internet has been established primarily for people relocating to the Bank's primary market area.

     In December 1999, the Bank obtained brokered deposits in the amount of $9.0 million which will mature June 30, 2000. The Bank may use brokered deposits,often a cheaper source of funds compared to other available sources of borrowed money, on a limited basis to satisfy temporary liquidity needs in the future.

     The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Bank at the dates indicated.

TABLE 10 DEPOSITS

                                                                   December 31,
                                          1999                         1998                             1997
                                -------------------------      --------------------------      -------------------------
                                               Weighted                       Weighted                        Weighted
                                               Average                        Average                         Average
                                Amount       Interest Rate         Amount   Interest Rate         Amount   Interest Rate
                                                                  (dollars in thousands)
Time deposits                 $197,382             5.4 %         $188,052          5.6%          $207,326          5.7%
Savings accounts                29,552             2.1             31,630          2.3             38,273          3.2


Transaction accounts
NOW and money
     market accounts            55,424             2.2             52,644          2.2             51,198          2.1

Noninterest-
     bearing accounts           13,029               -             13,611             -            18,734         -
                             ---------                             ------                          ------

Total transaction
     accounts                   68,453                             66,255                          69,932
                             ---------                             ------                          ------

Total deposits                $295,387                           $285,937                        $315,531
                              ========                           ========                        ========

     The following table sets forth the maturities of the Bank's certificates of deposit having principal amounts of $100,000 or more at December 31, 1999.

TABLE 11          MATURITIES OF CERTIFICATES OF DEPOSIT OVER $100,000

         Certificates of deposit maturing in:               (in thousands)

         Less than three months                                 $  11,123
         Three to six months                                       17,302
         Six to 12 months                                          12,047
         Over 12 months                                            12,563
                                                                   ------
              Total certificates of deposit with
               balances of $100,000 or more                     $  53,035
                                                                   ======

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

     The Bank had $52.3 million FHLB advances outstanding at December 31, 1999. All were fixed rate advances and had a weighted average rate of 5.54%.

     The following table sets forth the maximum month-end balance and average balance of the Bank's FHLB advances during the periods indicated. See also Note
(6) to the Consolidated Financial Statements.

TABLE 12 FHLB ADVANCES

                                                                    Year Ended December 31,
                                                                    -----------------------
                                                        1999                 1998                     1997
                                                        ----                 ----                     ----
                                                                     (dollars in thousands)
Maximum balance                                        $42,945              $45,055                 $16,295
Average balance                                         53,498               37,564                  12,071
Weighted average interest rate
         during year                                      5.43%                5.45%                   5.70%
Balance outstanding at year-end                        $52,345              $42,945                  $5,495
Weighted average interest rate
         at year-end                                      5.54%                5.37%                   5.73%

     The Bank was extended a federal funds accommodation (Accommodation) by another financial institution on September 1, 1999 for a period of one year in the amount of $7.0 million. Advances under the Accommodation are advances of federal funds at the lending institution's federal funds rate paid to its respondent banks plus .25% with a maturity of the next banking day. The Accommodation may be terminated by the financial institution at its sole discretion. At Decemember 31, 1999 the Bank had advances under this Accommodation of $5.0 million.

     The Company also borrowed $5 million on June 2, 1998 from another financial institution and pledged all the issued and outstanding shares of capital stock owned of the Bank. The original note matured on December 2, 1999, and a new promissory note was executed on the same date. At December 31, 1999 the outstanding principal balance was $3.0 million. The note payable bears interest at prime less one percent payable quarterly with the entire outstanding balance due December 2, 2001.

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

     Interest rate sensitivity is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons: immediate through three months, four to twelve months, one to five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. Table 13 shows interest sensitivity gaps for these different intervals as of December 31, 1999.

TABLE 13          INTEREST RATE SENSITIVITY ANALYSIS

                                                      Immediate       Four Through      One Through
                                                    Through Three        Twelve            Five              Over
                                                       Months            Months            Years          Five Years        Totals
                                                       ------            ------            -----          ----------        ------
                                                                                 (dollars in thousands)
Interest earning assets:
   Interest bearing deposits and federal funds sold       1,145                -                 -                -           1,145
   Investment securities                                  2,258            8,451            13,656           26,364          50,729
   Other investments                                     17,293                -                 -                -          17,293
   Loans (including mortgage loans held for sale)        83,948           78,930           100,806           30,608         294,292
                                                        -------          -------           -------          -------         -------
Total interest-earning assets                           104,644           87,381           114,462           56,972         363,459

   Interest-bearing demand and savings deposits          14,701           43,122            40,182                -          98,005
   Time deposits                                         41,475          101,524            54,383                -         197,382
   Note payable & other borrowings                       45,685              -              15,344                -          61,029
                                                        -------          -------           -------          -------         -------
Total interest-bearing liabilities                      101,861          144,646           109,909                -         356,416

Interest sensitivity gap per period                       2,783          (57,265)            4,553           56,972

Cumulative interest sensitivity gap                       2,783          (54,482)          (49,929)           7,043

Cumulative gap as a percentage of total
   interest-earning assets                                0.77%           (14.99)%          (13.74)%           1.94%

Cumulative interest-earning assets as a percentage
   of cumulative interest-bearing liabilities           102.73%            77.90%%           85.99%          101.98%

     As seen in the preceding table, for the first 365 days, 69.2% of earning asset funding sources will reprice compared to 52.8% of all interest-earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the Company's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

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

     Table 13 indicates the Company is in an liability sensitive or negative gap position at twelve months. This liability sensitive position would generally indicate that the Company's net interest income would decrease should interest rates rise and would increase should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal sensitivity to parallel shifts in interest rates. Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin.


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

     The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of securities. Installment loan payments are becoming an increasingly important source of liquidity for the Company as this portfolio continues to grow. Loans that mature or reprice in one year or less amounted to $163 million at December 31, 1999. Investment securities maturing in the same time frame totaled $28.0 million. Other short-term investments such as federal funds sold and maturing interest bearing deposits with other banks are additional sources of liquidity funding.

     The liability portion of the balance sheet provides liquidity through various customers' interest bearing and noninterest-bearing deposit accounts. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs. Liquidity is also provided by advances from the FHLB of Atlanta and federal funds accomodations from other lending institutions.

     As disclosed in the Company's Consolidated Statements of Cash Flows included in the Consolidated Financial Statements, net cash provided by operating activities was $6.2 million for the twelve months ended December 31, 1999 compared to $5.4 million for the same twelve months in 1998. Net cash used of $20.3 million in 1999 by investing activities resulted primarily from the use of cash to fund a net increase in loans of $27.0 million. Net proceeds from sales, maturities and purchases of securities and other investments provided $1.8 million net cash proceeds. The sale of real estate and other repossessions provided $5.2 million in cash proceeds. Net financing activites used cash of $8.2 million in 1999. Deposits increased $9.5 million, primarily from the brokered deposit mentioned priviously. Proceeds from note payable and other borrowings less payments on note payable and other borrowings provided $7.4 million in cash. This increase was from additional borrowings from FHLB by the Bank of $9.4 million and payment of $2.0 million by the Company on borrowings owed to another financial institution. Federal funds purchased from another financial institution by the Bank provided $5.7 million of cash. Payment for sale of branches of $27.5 million which related to the sale of three Wal*Mart superstore branches sold December 31, 1998 was funded on January 4, 1999.

     Management considers the Company's liquidity position at the end of 1999 to be sufficient to meet its foreseeable cash flow requirements for the next 12 months. Reference should be made to the Consolidated Statements of Cash Flows appearing in the Consolidated Financial Statements for a three-year analysis of the changes in cash and cash equivalents resulting from operating, investing and financing activities.


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

YEAR 2000 ISSUES

     The Company was successful in its approach to the year 2000 computer compliance project. The year-end transition from 1999 to year 2000 has not presented any issues to date. Management feels that the majority of the year 2000 compliance project cost represents costs to migrate to a new personal computer environment and to upgrade specific older automated teller machines, both of which we might otherwise have implemented or replaced during the period notwithstanding the year 2000 issue. Thus, that portion of year 2000 costs will be amortized over the useful life of the equipment.

                         COMMUNITY FIRST BANKING COMPANY

                                AND SUBSIDIARIES



                        Consolidated Financial Statements


                        December 31, 1999, 1998 and 1997


                 (with Independent Accountants' Report thereon)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
Community First Banking Company


We have audited the accompanying consolidated balance sheets of Community First Banking Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First
Banking Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.






Atlanta, Georgia
February 4, 2000

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1999 and 1998
                                                                                 1999       1998
                                                                                 ----       ----
                                                                                  (in thousands)
                                     Assets
                                     ------
Cash and due from banks, including reserve requirements
   of $2,119,000 and $2,624,000 .........................................   $   9,252       10,883
Interest-bearing deposits in financial institutions .....................         925        3,553
Federal funds sold ......................................................         220       18,300
                                                                                  ---       ------
        Cash and cash equivalents .......................................      10,397       32,736

Securities available for sale ...........................................      64,665       71,702
Securities held to maturity .............................................         184          232
Other investments .......................................................       3,173        2,328
Mortgage loans held for sale ............................................          59          199
Loans, net ..............................................................     290,804      264,855
Premises and equipment, net .............................................       7,516        8,160
Accrued interest receivable .............................................       3,005        2,558
Other real estate and repossessions .....................................         528        5,479
Other assets ............................................................       5,717        3,737
                                                                                -----        -----
                                                                            $ 386,048      391,986
                                                                            =========      =======

                       Liabilities and Stockholders' Equity
                       ------------------------------------
Deposits:
   Demand ...............................................................   $  13,029       13,611
   Interest-bearing demand ..............................................      55,424       52,644
   Savings ..............................................................      29,552       31,630
   Time .................................................................     144,347      146,603
   Time, over $100,000 ..................................................      53,035       41,449
                                                                               ------       ------
        Total deposits ..................................................     295,387      285,937

Note payable and other borrowings .......................................      55,345       47,945
Federal funds purchased .................................................       5,684         --
Subordinated debentures .................................................        --            900
Payable for branch sales ................................................        --         27,461
Accrued interest payable and other liabilities ..........................       2,433        3,619
                                                                                -----        -----
        Total liabilities ...............................................     358,849      365,862
                                                                              -------      -------
Commitments
Stockholders' equity:
   Convertible preferred stock, $.01 par value, 96,542 shares
      authorized, issued and outstanding ................................           1            1
   Common stock, $.01 par value, 10,000,000 shares authorized,
      3,282,054 shares issued, 2,789,448 and 2,578,073 shares outstanding          33           33
   Additional paid-in capital ...........................................      14,663       13,481
   Unearned ESOP and MRP shares .........................................        --         (4,196)
   Retained earnings ....................................................      25,842       26,611
   Accumulated other comprehensive loss, net of tax .....................      (3,514)        (785)
                                                                               ------         ----
                                                                               37,025       35,145
   Less treasury stock at cost, 492,606 and 449,238 shares ..............      (9,826)      (9,021)
                                -------     -------                            ------       ------
        Total stockholders' equity ......................................      27,199       26,124
                                                                               ------       ------
                                                                            $ 386,048      391,986
                                                                            =========      =======
See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Earnings

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                       1999       1998        1997
                                                                       ----       ----        ----
                                                                 (in thousands except per share data)
Interest income:
   Interest and fees on loans ..................................   $ 25,706      25,903     26,628
   Interest-bearing deposits and federal funds sold ............        440       1,436      1,064
   Interest and dividends on investment securities:
      U.S. Treasury ............................................         89         180        107
      U.S. Government agencies and mortgage-backed .............      3,945       4,249      3,375
      State, county and municipals .............................         61         117        108
      Other ....................................................        315         335        171
                                                                        ---         ---        ---
             Total interest income .............................     30,556      32,220     31,453
                                                                     ------      ------     ------
Interest expense:
   Interest on deposits:
      Demand ...................................................      1,165       1,463      1,501
      Savings ..................................................        649       1,069      1,157
      Time .....................................................     10,333      11,720     11,848
                                                                     ------      ------     ------
                                                                     12,147      14,252     14,506
   Interest on note payable and other borrowings ...............      3,288       2,394        815
                                                                      -----       -----        ---
             Total interest expense ............................     15,435      16,646     15,321
                                                                     ------      ------     ------
             Net interest income ...............................     15,121      15,574     16,132

Provision for loan losses ......................................      1,015         782      2,067
                                                                      -----         ---      -----
             Net interest income after provision for loan losses     14,106      14,792     14,065
                                                                     ------      ------     ------

Noninterest income:
   Service charges on deposits .................................      2,248       3,061      2,730
   Gain (loss) on sales of securities available for sale .......         40         860        (20)
   Insurance commissions .......................................        720         609        523
   Miscellaneous ...............................................        745       1,067        457
                                                                        ---       -----        ---
             Total noninterest income ..........................      3,753       5,597      3,690
                                                                      -----       -----      -----
Noninterest expense:
   Salaries and employee benefits ..............................      6,319       6,820      7,063
   ESOP and MRP expense ........................................      6,100       2,502      2,580
   Occupancy and equipment .....................................      1,349       2,031      1,907
   Deposit insurance premiums ..................................        164         179        160
   Loss on abandonment of premises and equipment ...............       --          --          505
   Other operating .............................................      3,644       4,506      5,455
                                                                      -----       -----      -----
             Total noninterest expense .........................     17,576      16,038     17,670
                                                                     ------      ------     ------
             Earnings before income taxes ......................        283       4,351         85
Income tax (benefit) expense ...................................       (191)      1,348        (28)
                                                                       ----       -----        ---
         Net earnings ..........................................   $    474       3,003        113
                                                                   ========       =====        ===
Basic earnings per share .......................................   $   0.18        0.87       0.03
                                                                   ========        ====       ====
Diluted earnings per share .....................................   $   0.17        0.82       0.03
                                                                   ========        ====       ====
See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Comprehensive Income

              For the Years Ended December 31, 1999, 1998 and 1997


                                                                                1999       1998      1997
                                                                                ----       ----      ----
                                                                                      (in thousands)

Net earnings ..............................................................   $   474      3,003        113
                                                                              -------      -----        ---
Other comprehensive income, net of tax:
    Unrealized gains (losses) on securities available for sale ............    (4,442)    (3,295)     1,221
    Less income tax effect of gains (losses) ..............................    (1,688)    (1,252)       464
                                                                               ------     ------        ---
       Unrealized gains (losses) arising during the year, net of tax ......    (2,754)    (2,043)       757
                                                                               ------     ------        ---


    Reclassification adjustment for gains (losses) included in net earnings        40        860        (20)
    Less income tax effect of reclassification adjustments ................        15        327         (8)
                                                                                   --        ---         --
       Reclassification adjustment for gains (losses) included in
           net earnings, net of tax .......................................        25        533        (12)
                                                                                   --        ---        ---
              Other comprehensive income (loss) ...........................    (2,729)    (1,510)       745
                                                                               ------     ------        ---

Comprehensive income (loss) ...............................................   $(2,255)     1,493        858
                                                                              =======      =====        ===
See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                                Accumulated
                                                                                                   Other
                                                              Additional  Unearned             Comprehensive
                                             Preferred Common  Paid-in    ESOP and   Retained  Income (Loss),  Treasury
                                               Stock    Stock  Capital   MRP Shares  Earnings    Net of Tax      Stock     Total
                                               -----    -----  -------   ----------  --------    ----------      -----     -----
                                                                             (in thousands)

Balance, December 31, 1996 .................. $   --      --       --          --      25,278         (20)         --     25,258
Net proceeds from issuance of common stock ..     --      24    46,794         --         --           --          --     46,818
Common stock acquired by ESOP ...............     --      --       --      (3,862)        --           --          --     (3,862)
Cash dividends declared ($.15 per share) ....     --      --       --          --        (666)         --          --       (666)
Release of ESOP shares ......................     --      --       246        386         --           --          --        632
Change in accumulated other comprehensive
   income (loss), net of tax ................     --      --       --          --         --          745          --        745
Net earnings ................................     --      --       --          --         113          --          --        113
                                                 ---     ---      ---         ---         ---         ---         ---        ---

Balance, December 31, 1997 ..................     --      24    47,040     (3,476)     24,725         725          --     69,038
Purchase of treasury stock ..................     --      --       --          --         --           --      (45,435)  (45,435)
Retirement of treasury stock ................     --      (8)  (36,406)        --         --           --       36,414        --
Cash dividends declared ($.35 per share) ....     --      --       --          --      (1,100)         --          --     (1,100)
Issuance of preferred stock and grant
 of MRP shares...............................      1      --     2,063     (2,064)        --           --          --         --
Release of ESOP and MRP shares,
 net of tax of $440..........................     --      --       784      1,344         --           --          --      2,128
Change in accumulated other comprehensive
   income (loss), net of tax ................     --      --        --         --         --       (1,510)         --     (1,510)
Net earnings ................................     --      --        --         --       3,003          --          --      3,003
Retroactive restatement for 100% stock
  dividend declared on January 21, 1999 .....     --      17        --         --         (17)         --          --         --
                                                 ---     ---       ---        ---         ---         ---         ---        ---

Balance, December 31, 1998 ..................      1      33     13,481    (4,196)     26,611        (785)     (9,021)    26,124
Purchase of treasury stock ..................     --      --        --         --          --          --        (805)      (805)
Cash dividends declared ($.5125 per share) ..     --      --        --         --      (1,243)         --          --     (1,243)
Release of ESOP and MRP shares,
 net of tax of $843..........................     --      --      1,182     4,196          --          --          --      5,378
Change in accumulated other comprehensive
   income (loss), net of tax ................     --      --        --         --          --      (2,729)         --     (2,729)
Net earnings ................................     --      --        --         --         474          --          --        474
                                                 ---     ---       ---        ---         ---         ---         ---        ---

Balance, December 31, 1999 .................. $    1      33     14,663        --      25,842      (3,514)     (9,826)    27,199
                                              ======      ==     ======        ==      ======      ======      ======     ======

See accompanying notes to consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                        1999        1998         1997
                                                                                        ----        ----         ----
                                                                                               (in thousands)
Cash flows from operating activities:
   Net earnings .................................................................   $    474       3,003         113
   Adjustments to reconcile net earnings to net cash provided by operating activities:
         Depreciation, amortization and accretion ...............................      1,125         954       1,296
         Provision for loan losses ..............................................      1,015         782       2,067
         ESOP and MRP compensation expense ......................................      6,100       2,502       2,580
         Deferred income tax expense (benefit) ..................................     (1,588)      1,213      (1,406)
         Loss (gain) on sales of securities available for sale ..................        (40)       (860)         20
         Loss on abandonment of premises and equipment ..........................       --          --           505
         Loss (gain) on sales of premises, equipment and other assets, net ......        (94)       (294)         51
         Gain on sale of branches ...............................................       --          (100)       --
         Change in (net of effect of sale of branches in 1998):
             Mortgage loans held for sale .......................................        140         590        (507)
             Accrued interest receivable ........................................       (447)        611        (481)
             Other assets .......................................................     (1,767)     (2,569)        (43)
             Accrued interest payable ...........................................        174       1,293         635
             Other liabilities ..................................................      1,083      (1,730)        473
                                                                                       -----      ------         ---
                    Net cash provided by operating activities ...................      6,175       5,395       5,303
                                                                                       -----       -----       -----

Cash flows from investing activities (net of effect of sale of branches in 1998):
   Proceeds from sales of securities available for sale .........................      8,301      51,953       3,843
   Proceeds from sales of other investments .....................................       --          --           219
   Proceeds from maturities of securities available for sale ....................      7,362      25,780       9,220
   Proceeds from maturities of securities held to maturity ......................         47       5,805       1,785
   Purchases of other investments ...............................................       (845)        (59)       --
   Purchases of securities available for sale ...................................    (13,113)   (101,208)    (27,277)
   Net change in loans ..........................................................    (26,993)     17,226     (22,437)
   Proceeds from sales of real estate and repossessions .........................      5,154       2,299         139
   Improvements to other real estate and repossessions ..........................        (82)       (167)       --
   Proceeds from sales of premises and equipment ................................        141         958          35
   Purchases of premises and equipment ..........................................       (298)     (1,047)     (1,778)
   Organization costs ...........................................................       --          --           (30)
                                                                                       -----       -----       -----
                    Net cash provided (used) by investing activities ............    (20,326)      1,540     (36,281)
                                                                                     -------       -----     -------

Cash flows from financing activities (net of effect of sale of branches in 1998):
   Net change in deposits .......................................................      9,450        (711)      7,775
   Proceeds from note payable and other borrowings ..............................     10,000      45,000        --
   Payments of note payable and other borrowings ................................     (2,600)     (2,550)    (10,800)
   Proceeds from federal funds purchased ........................................      5,684        --          --
   Cash dividends paid ..........................................................     (1,556)       (787)       (666)
   Purchase of ESOP shares ......................................................       --          --        (3,862)
   Net proceeds from issuance of common stock ...................................       --          --        46,818
   Payments of subordinated debentures ..........................................       (900)       --        (1,100)
   Payment for sale of branches .................................................    (27,461)       --          --
   Purchases of treasury stock ..................................................       (805)    (45,435)       --
                                                                                       -----       -----       -----
                    Net cash provided (used) by financing activities ............     (8,188)     (4,483)     38,165
                                                                                      ------      ------      ------
                    Net change in cash and cash equivalents .....................    (22,339)      2,452       7,187
Cash and cash equivalents at beginning of year ..................................     32,736      30,284      23,097
                                                                                      ------      ------      ------
Cash and cash equivalents at end of year ........................................   $ 10,397      32,736      30,284
                                                                                    ========      ======      ======

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

                Consolidated Statements of Cash Flows, continued

              For the Years Ended December 31, 1999, 1998 and 1997


                                                                            1999        1998        1997
                                                                            ----        ----        ----
                                                                                   (in thousands)
Supplemental  disclosures  of cash flow  information:
  Cash paid during the year for:
      Interest .......................................................   $ 15,261      15,353      14,686
      Income taxes ...................................................   $  1,534       1,250         935

Noncash investing and financing activities:
   Real estate acquired through foreclosure ..........................   $    157       1,254       7,602
   Loans to facilitate sales of real estate ..........................   $    129         531       1,000
   Issuance of preferred stock and simultaneous grant of MRP shares ..   $   --         2,064         --
   Retirement of treasury stock ......................................   $   --        36,414         --
   Payable for sale of branches ......................................   $   --        27,461         --
   Change in accumulated other comprehensive income (loss), net of tax   $  2,729      (1,510)        745
   Change in dividend payable ........................................   $   (313)        313         --

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

        Investment Securities
        ---------------------
        The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. There were no trading securities at December 31, 1999 and 1998. Securities held to maturity are those securities for which the Bank has the ability and intent to hold to maturity. All other securities are classified as available for sale.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     Summary of Significant Accounting Policies, continued
        Investment Securities, continued
        ---------------------
        Securities available for sale are recorded at fair value. Securities held to maturity are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.
        Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity.

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

        Interest Rate Cap Agreement
        ---------------------------
        Interest rate cap agreements ("Caps"), which are used by the Company in the management of interest rate exposure on certain interest-bearing liabilities, are accounted for on an accrual basis. Premiums paid for Caps are being amortized to interest expense over the terms of the Caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts to be received under the Caps are accounted for on an accrual basis and are recognized as a reduction of interest expense.

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

        Mortgage Servicing Rights
        -------------------------
        The Bank recognizes the rights to service mortgage loans as an asset regardless of whether the servicing rights are acquired through either purchase or origination. Additionally, the Bank performs an impairment analysis of mortgage servicing rights, regardless of whether purchased or originated.

        The Bank's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. An impairment analysis is performed after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1999 and 1998, no valuation allowances were required for the mortgage servicing rights.

        Core Deposit Intangible
        -----------------------
        The core deposit intangible is amortized using the straight-line method over the estimated life of the deposit base acquired (fifteen years) and is included as a component of other assets. Amortization expense approximated $74,000 for each of the three years in the period ended December 31, 1999. On an ongoing basis, management reviews the valuation and amortization periods to determine if events and circumstances require the current carrying amount or remaining life to be reduced.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)     Summary of Significant Accounting Policies, continued
        Income Taxes
        ------------
        Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

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

        Net Earnings Per Common Share
        -----------------------------
        Basic earnings per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Net earnings per common share is based on the weighted average number of shares outstanding (assuming the Company was a public company since January 1, 1997) including consideration of allocated shares of the Company's Employee Stock Ownership Plan ("ESOP"). Unearned ESOP shares are not considered outstanding for purposes of calculating earnings per share. The reconciliation of the amounts used in the computation of basic earnings per share and diluted earnings per share for the years ended December 31, 1999, 1998 and 1997 is as follows:

                      For the Year Ended December 31, 1999

                                               Net       Common  Per Share
                                            Earnings     Shares    Amount

          Basic earnings per share .....   $ 474,285   2,598,186   $0.18
                                                                   =====
          Effect of dilutive securities:
              Stock options ............        --          --
              MRP shares ...............        --       193,084
                                           ---------   ---------

          Diluted earnings per share ...   $ 474,285   2,791,270   $0.17
                                           =========   =========   =====

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, continued
        Net Earnings Per Common Share, continued
        -----------------------------

                               For the Year Ended December 31, 1998

                                                     Net            Common       Per Share
                                                   Earnings         Shares         Amount
                                                   --------         ------         ------

          Basic earnings per share ............   $3,002,988       3,448,006      $   0.87
                                                                                      ====
          Effect of dilutive securities:
              Stock options ...................         --            38,371
              MRP shares ......................         --           193,084
                                                     -------         -------

          Diluted earnings per share ..........   $3,002,988       3,679,461      $   0.82
                                                  ==========       =========      ========

                                For the Year Ended December 31, 1997

                                                        Net           Common       Per Share
                                                     Earnings         Shares         Amount
                                                     --------         ------         ------

          Basic earnings per share ............     $ 112,608      4,445,821      $   0.03
                                                                                      ====
          Effect of dilutive securities:
              Stock options ...................          --             --
                                                      -------      ---------

          Diluted earnings per share ..........     $ 112,608      4,445,821      $   0.03
                                                    =========      =========          ====

       The effect of stock options on net earnings per common share was antidilutive in 1999 and 1997.

       Recent Accounting Pronouncements
       --------------------------------
       In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for hedging derivatives and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. Changes in fair value for instruments used as fair value hedges are recorded in earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in fair value for cash flow hedges are recorded in comprehensive income rather than earnings. Changes in fair value for derivative instruments that are not intended as a hedge are recorded in earnings of the period of the change. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 2000, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

 (2)    Investment Securities
        Investment securities at December 31, 1999 and 1998 are summarized as follows (in thousands):

                                                                                        December 31, 1999
                                                                     -----------------------------------------------------
                                                                                      Gross          Gross       Estimated
                                                                      Amortized    Unrealized     Unrealized        Fair
            Securities Available for Sale:                               Cost         Gains         Losses          Value
                                                                        ------      ---------    -----------    ----------

            U.S. Government agencies                                    $ 7,083         -              255           6,828
            Equity securities                                            16,754         -            2,634          14,120
            Mortgage-backed securities                                   46,492         25           2,800          43,717
                                                                         ------         --           -----          ------

                                                                       $ 70,329         25           5,689          64,665
                                                                         ======         ==           =====          ======

                                                                                      Gross          Gross       Estimated
                                                                      Amortized    Unrealized     Unrealized        Fair
            Securities Held to Maturity:                                   Cost        Gains          Losses        Value
                                                                     -----------  -----------    ------------   ---------

            State, county and municipals                                 $  115          1             -               116
            Mortgage-backed securities                                       69          -             1                68
                                                                             --         --            --               ---

                                                                         $  184          1             1               184
                                                                            ===          =             =               ===


                                                                                      December 31, 1998
                                                                     -----------------------------------------------------
                                                                                      Gross          Gross       Estimated
                                                                      Amortized    Unrealized     Unrealized        Fair
            Securities Available for Sale:                               Cost         Gains         Losses          Value
                                                                        ------      ---------    -----------    ----------

            U.S. Treasury securities                                    $ 2,996         53             -             3,049
            U.S. Government agencies                                      1,000          5             -             1,005
            State, county and municipals                                  2,081        103             -             2,184
            Equity securities                                            14,943         80           1,205          13,818
            Mortgage-backed securities                                   51,948        111             413          51,646
                                                                         ------        ---           -----          ------

                                                                       $ 72,968        352           1,618          71,702
                                                                         ======        ===           =====          ======

                                                                                      Gross          Gross       Estimated
                                                                     Amortized     Unrealized     Unrealized        Fair
            Securities Held to Maturity:                                 Cost         Gains          Losses        Value
                                                                     ----------   -----------    ------------    ---------

            State, county and municipals                                 $  115          3             -               118
            Mortgage-backed securities                                      117          1             -               118
                                                                            ---          -           -----             ---

                                                                         $  232          4             -               236
                                                                            ===          =           =====             ===

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(2)     Investment Securities, continued
        The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Securities Available          Securities Held
                                                                             for Sale                  to Maturity
                                                                    -----------------------    ------------------------
                                                                    Amortized    Estimated      Amortized     Estimated
                                                                       Cost      Fair Value        Cost       Fair Value
                                                                                       (in thousands)

            One to five years                                          $ -             -            115             116
            Five to ten years                                            4,000         3,841        -               -
            More than ten years                                          3,083         2,987        -               -
            Equity securities                                           16,754        14,120        -               -
            Mortgage-backed securities                                  46,492        43,717         69              68
                                                                        ------        ------         --              --

                                                                      $ 70,329        64,665        184             184
                                                                        ======        ======        ===             ===

        There were no sales of securities held to maturity during 1999, 1998 and 1997. Proceeds from sales of securities available for sale during 1999, 1998 and 1997 totalled approximately $8,301,000, $51,953,000 and
        $3,843,000,  respectively. Gross gains of $46,000, $1,126,000 and $8,000 were realized on those sales. Gross losses of $6,000, $266,000 and $28,000 were realized on 1999, 1998 and 1997 sales, respectively.

        Securities and interest-bearing deposits with a carrying value of approximately $1,959,000 and $2,039,000 at December 31, 1999 and 1998,
        respectively, were pledged to secure U.S. government and other public deposits.

(3)     Loans
        Major classifications of loans at December 31, 1999 and 1998 are summarized as follows:

                                                              1999       1998
                                                              (in thousands)

           Real estate mortgage loans                    $ 179,080    197,182
           Real estate construction loans                   34,072     18,853
           Commercial loans                                 52,894     20,905
           Consumer and other installment loans             28,137     30,795
                                                            ------     ------

                    Total loans                            294,183    267,735

           Less allowance for loan losses                    3,379      2,880
                                                           -------    -------
           Loans, net                                    $ 290,804    264,855
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

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(3)     Loans, continued
        Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 1999, 1998 and 1997:

                                                       1999      1998     1997
                                                       ----      ----     ----
                                                            (in thousands)
          Balance at beginning of year              $ 2,880     2,789    2,601
          Provision                                   1,015       782    2,067
          Loans charged off                            (815)   (1,194)  (2,214)
          Recoveries of loans previously charged off    299       503      335
                                                      -----     -----    -----

          Balance at end of year                    $ 3,379     2,880    2,789
                                                      =====     =====    =====


        Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. Unpaid principal balances of these loans at December 31, 1999, 1998 and 1997 approximate $38,683,000, $45,448,000 and $54,560,000, respectively.

(4)     Premises and Equipment
        Premises and equipment at December 31, 1999 and 1998 are summarized as follows:
                                                           1999      1998
                                                           (in thousands)

                Land and land improvements              $ 1,595     1,595
                Buildings and improvements                6,413     6,450
                Furniture and equipment                   5,842     5,512
                Construction in progress                      -       214
                                                          -----  --------

                                                         13,850    13,771
                Less accumulated depreciation             6,334     5,611
                                                         ------    ------

                                                      $   7,516     8,160
                                                        =======    ======

        Depreciation expense approximated $802,000, $1,191,000 and $1,381,000 at December 31, 1999, 1998 and 1997, respectively.

        In December 1997, the Company announced a plan to close two branch locations and replace certain obsolete computer equipment. In connection with this plan, the Company determined that the carrying value of such assets exceeded their fair values. Accordingly, an unrealized loss of $504,500 was charged to expense as a separate component of noninterest expense.

(5)     Time Deposits
        At December 31, 1999, contractual maturities of time deposits are summarized as follows (in thousands):

            Year ending December 31,
            ------------------------

                      2000                                         $ 84,498
                      2001                                           82,330
                      2002                                            4,188
                      2003                                              563
                      2004                                           25,803
                                                                    -------

                                                                  $ 197,382
                                                                  =========

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

 (6)    Note Payable and Other Borrowings
        In June 1998, the Company obtained a $5,000,000 line of credit with another financial institution. The debt is collateralized by 100% of the stock of the Bank and calls for interest to be paid at the prime rate less 100 basis points. Principal and interest are due at maturity on December 2, 2001. The loan agreement contains covenants relating to regulatory capital adequacy and limits on other debt. The Company was in compliance with all loan covenants at December 31, 1999.

        The interest rates for FHLB advances at December 31, 1999 ranged from 4.55% to 6.82%. FHLB advances are collateralized by FHLB stock and first mortgage loans. Advances from FHLB outstanding at December 31, 1999 mature as follows (in thousands):

             Year Ending December 31,
             ------------------------

                      2000                                  $      600
                      2001                                      10,386
                      2002                                         386
                      2003                                         973
                      2004                                         -
                      Thereafter                                40,000
                                                                ------

                                                             $  52,345
                                                             =========

(7)     Subordinated Debentures
        The Company has issued Series A fixed rate subordinated debentures to various executive officers and members of the Board of Directors in an aggregate principal amount of $2,000,000. The subordinated debentures bore interest at a simple interest rate per annum of 7.25%, which was payable quarterly, and matured on September 30, 1999. The entire proceeds of the offering were used to increase the capitalization of the Bank. During 1997, $1,100,000 of the debentures was paid off, and the remaining debentures were repaid in 1999.

 (8)    Income Taxes
        The following is an analysis of the components of income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997:

                                                 1999        1998        1997
                                                 ----        ----        ----
                                                         (in thousands)
           Current                             $2,240         575        1,378
           Current benefit credited to equity    (843)       (440)        -
           Deferred                            (1,588)      1,213       (1,406)
                                                -----       -----        -----

           Income tax expense (benefit)      $   (191)      1,348          (28)
                                               ======       =====        =====

        The differences between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                               1999          1998         1997
                                               ----          ----         ----
                                                        (in thousands)
           Pretax income at statutory rate    $  96         1,479          29
           Add (deduct):
               Tax-exempt interest income       (45)          (94)        (67)
               Dividends received deduction    (167)         (116)          -
               Other, net                       (75)           79          10
                                                ---           ---          --

           Income tax expense (benefit)      $ (191)        1,348         (28)
                                               ====         =====          ==

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(8)     Income Taxes, continued
        The following summarizes the net deferred tax asset which is included as a component of other assets at December 31, 1999 and 1998, respectively.

                                                                                       1999       1998
                                                                                       ----       ----
                                                                                       (in thousands)
           Deferred tax assets:
              Allowance for loan losses                                             $ 1,094        729
              Allowance for real estate held for development and sale                    26         70
              Deferred compensation                                                     103        241
              State tax credits                                                         185        297
              Unrealized loss on securities available for sale                        2,150        481
              ESOP                                                                      527       -
              Other                                                                      40        144
                                                                                      -----      -----
                    Total gross deferred tax assets                                   4,125      1,962
                                                                                      -----      -----
           Deferred tax liabilities:
              FHLB stock                                                                 28        357
              Premises and equipment                                                     93        138
              ESOP and MRP awards                                                        -         720
                                                                                        ---        ---
                    Total gross deferred tax liabilities                                121      1,215
                                                                                      -----      -----
                    Net deferred tax asset                                          $ 4,004        747
                                                                                      =====      =====

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

(9)     Stockholders' Equity
        On December 29, 1997, the Board of the Directors of the Company authorized the issuance of 96,542 shares of $.01 par value convertible preferred stock to be used as part of the Company's Management Recognition Plan ("MRP") to provide a means of rewarding its key personnel. Those shares were granted on January 8, 1998 at a value of $21.38 based upon an independent valuation. The preferred shares originally vested at the rate of 5% as of the last day of each calendar quarter of service commencing with the first calendar quarter after the grant date. Effective June 30, 1999, the Board of Directors amended the MRP to provide immediate full vesting for all participants. The preferred stock is automatically convertible into two shares of common stock on the five-year anniversary date on which such shares are issued. The preferred shares are not entitled to receive dividends, have no liquidation preference, no voting rights, no right to transfer and no right of redemption.

        During 1999 and 1998, the Company purchased on the open market 43,368 and 1,994,308 shares of its common stock. Of the 1,994,308 shares repurchased during 1998, 1,545,070 shares were retired. Treasury shares are held for issuance under the Company's employee benefit plans.

        On January 21, 1999, the Company's Board of Directors declared a two-for-one common stock split to be effected in the form of a 100% stock dividend to be distributed on February 16, 1999 to holders of record on February 1, 1999. Accordingly, all references to common shares outstanding and per share data throughout the consolidated financial statements have been restated to reflect the stock split. The par value of the additional shares of common stock issued in connection with the stock split was credited to common stock and a like amount charged to retained earnings in the 1998 consolidated financial statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(10)    Employee and Director Benefit Plans
        All qualifying employees of the Bank are included in a qualified multi-employer noncontributory defined benefit pension plan sponsored by the Financial Institutions Retirement Fund. The Bank's policy is to fund pension costs accrued. No pension expense was incurred during 1999, 1998 or 1997. At July 31, 1999 the date of the latest actuarial valuation, the market value of the plan's net assets exceeded the actuarially computed value of accumulated plan benefits.

        Effective January 1, 1993, the Bank established a retirement plan qualified pursuant to Internal Revenue Code section 401(k) (the "Plan"). The Plan allows eligible employees to defer a portion of their income by making contributions into the Plan on a pretax basis. The Bank's matching contribution vests based on length of service. The Bank matches 50% of employee contributions up to 6% of the employees' compensation. On August 1, 1997, the Plan was amended to discontinue matching of employee contributions. During the year ended December 31, 1997, the Bank recorded $53,000 in expense related to its obligations under the Plan. No expense was incurred during 1999 and 1998.

        The Bank has a defined contribution postretirement benefit plan to provide retirement benefits to its Board of Directors and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased split-dollar whole life insurance contracts on the lives of each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the Plan. At December 31, 1999 and 1998, the cash surrender value of the insurance contracts was approximately $1,300,000 and $1,179,000, respectively, and is included as a component of other assets. Expenses incurred for benefits were approximately $70,000, $70,000 and $77,000 during 1999, 1998 and 1997, respectively.

        As part of the Conversion, the Company adopted an ESOP, and the ESOP purchased 386,170 common shares via a loan from the Company. The plan covers substantially all employees subject to certain minimum age and service requirements. The Company makes contributions to the ESOP as determined annually by the Board of Directors. Contributions to the ESOP are, at a minimum, be applied to meet the ESOP's debt service requirements. Accordingly, the debt incurred by the ESOP was recorded as a note payable and the shares purchased with the debt proceeds were reported as unearned ESOP shares in the consolidated balance sheet. As the debt is repaid, the Company records compensation expense equal to the current market price of the shares released, and the shares become outstanding for purposes of earnings per share computations. At December 31, 1999, substantially all of the ESOP note was repaid to the Company, and the note was paid in full on January 5, 2000. Accordingly, all shares are considered released from the loan as of December 31, 1999; however, allocation of the stock to active employees will be over a two-year period. Compensation expense related to the ESOP of $4,575,000, $2,010,000 and $727,000 were recognized during 1999, 1998 and 1997, respectively. ESOP shares are summarized as follows at December 31, 1999 and 1998:

                                                            1999         1998
                                                            ----         ----

               Shares released                           386,170      131,715
               Unearned shares                                 -      254,455
                                                         -------      -------

                       Total ESOP shares                 386,170      386,170
                                                         =======      =======

               Fair value of unreleased shares         $      -     5,079,000
                                                        ========    =========

        On December 29, 1997, the Board of Directors of the Company approved the 1997 Stock Option Plan whereby 482,712 shares of common stock have been reserved for employees and directors. These options allow employees and directors to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. All options vest at the rate of 5% of the number of shares subject to the option as of the last day of each calendar quarter of service commencing with the first calendar quarter ending after the grant date.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(10)    Employee and Director Benefit Plans, continued

        The following table summarizes activity in the 1997 Stock Option Plan through December 31, 1999:

                                                      1999                      1998                        1997
                                            ----------------------    -----------------------    ----------------------
                                            Option      Wtg. Avg.     Option      Wtg. Avg.       Option      Wtg. Avg.
                                            Shares    Option Price    Shares     Option Price     Shares    Option Price
                                            ------    ------------    ------     ------------     ------    ------------

        Balance, beginning of year           479,160     $ 19.87       473,160     $ 19.81            -           -
        Options granted                         -            -           8,000     $ 23.00         473,160     $ 19.81
        Options surrendered                     -            -          (2,000)    $ 19.81            -           -
                                             -------                   -------                     -------

        Balance, end of year                 479,160     $ 19.87       479,160     $ 19.87         473,160     $ 19.81
                                             =======                   =======                     =======

        Options to purchase 212,099, 117,790 and 23,658 shares were exercisable at December 31, 1999, 1998 and 1997, respectively. The estimated grant-date fair values of the options granted in 1998 and 1997 were $8.00 and $6.90 per share, respectively. The weighted-average remaining contractual life of the options is approximately eight years at December 31, 1999.

        The MRP and Stock Option Plan are accounted for under Accounting Principles Board Opinion No. 25 and related Interpretations. Compensation expense totaling $1,525,000, $492,000 and $1,853,000 for 1999, 1998 and 1997, respectively, was recognized related to the MRP and is the same as the amount that would be recognized pursuant to SFAS No.
        123. No compensation cost has been recognized under the Stock Option Plan. Had compensation cost been determined based upon the fair value of the options at the grant date and in accordance with the vesting schedule consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share as of December 31, 1999, 1998 and 1997 would have been reduced to the proforma amounts indicated below (in thousands, except per share data).
                                                        1999     1998     1997
                                                        ----     ----     ----

          Net earnings                 As reported    $  474    3,003      113
                                       Proforma       $   70    2,598       12

          Basic earnings per share     As reported    $ 0.18     0.87     0.03
                                       Proforma       $ 0.03     0.75     0.00

          Diluted earnings per share   As reported    $ 0.17     0.82     0.03
                                       Proforma       $ 0.03     0.71     0.00

        The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for the grant in 1997: volatility of 0.1793, 1.5% dividend yield, a risk free interest rate of 5.90%, and an expected life of ten years.

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

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 1999 and 1998, the Company and the Bank meet all capital adequacy requirements to which they are subject.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(11)    Regulatory Matters, continued
        As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. As a result of prepaying the ESOP loan in December 1999, the Bank temporarily fell below one of the thresholds to be categorized as well capitalized. Since the Bank was back above the well capitalized threshold by the end of January 2000, management believes this situation will not significantly impact the Bank or the Company.

        The Company's and the Bank's actual capital amounts and ratios are presented below.

                                                                                                             To Be Well
                                                                                                             Capitalized
                                                                                                             Under Prompt
                                                                                       For Capital        Corrective Action
                                                                  Actual           Adequacy Purposes          Provisions
                                                           ------------------      -----------------     ------------------
                                                           Amount       Ratio      Amount      Ratio      Amount     Ratio
                                                           ------       -----      ------      -----      ------     -----
                                                                               (dollars in thousands)
              As of December 31, 1999:
              Total Capital (to Risk-Weighted Assets)
                 Consolidated                             $ 31,703       10.5%     24,086       8.0%       N/A        N/A
                 Bank                                     $ 30,577        9.9%     24,649       8.0%      30,812     10.0%
              Tier 1 Capital (to Risk-Weighted Assets)
                 Consolidated                             $ 28,324        9.4%     12,043       4.0%       N/A        N/A
                 Bank                                     $ 27,198        8.8%     12,325       4.0%      18,487      6.0%
              Tier 1 Capital (to Average Assets)
                 Consolidated                             $ 28,324        7.4%     15,283       4.0%       N/A        N/A
                 Bank                                     $ 27,198        7.2%     15,131       4.0%      18,913      5.0%

              As of December 31, 1998:
              Total Capital (to Risk-Weighted Assets)
                 Consolidated                             $ 27,674        9.9%     22,415       8.0%       N/A        N/A
                 Bank                                     $ 32,918       11.8%     22,340       8.0%      27,924     10.0%
              Tier 1 Capital (to Risk-Weighted Assets)
                 Consolidated                             $ 24,795        8.9%     11,207       4.0%       N/A        N/A
                 Bank                                     $ 30,039       10.7%     11,170       4.0%      16,755      6.0%
              Tier 1 Capital (to Average Assets)
                 Consolidated                             $ 24,795        6.1%     16,203       4.0%       N/A        N/A
                 Bank                                     $ 30,039        7.6%     15,782       4.0%      19,728      5.0%

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

(12)    Commitments
        The Bank leases certain banking facilities under operating lease arrangements expiring through 2012. Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below (in thousands):

                  Year Ending December 31,

                            2000                               $    138
                            2001                                    101
                            2002                                    104
                            2003                                     83
                            2004                                     71
                            Thereafter                              516
                                                                 ------

                                                                $ 1,013
                                                                =======

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(12)    Commitments, continued
        Total rent expense was approximately $180,000, $327,000 and $341,000 for the years ended December 31, 1999, 1998 and 1997.

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

        Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are collateralized by real estate, deposits or other personal assets at December 31, 1999 and 1998.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        On February 27, 1998, the Company entered into a Cap to reduce the potential impact of increases in interest rates on its interest-bearing liabilities. The agreement entitles the Company to receive from a counterparty, on a quarterly basis, the amounts, if any, by which the 3-month LIBOR rate exceeds the Cap rate of 6.5% on a notional amount of $40,000,000 beginning on March 6, 2000. Notional amounts are used to express the volume of these transactions, and they do not represent cash flows. The primary risk of the Cap is nonperformance by the counterparty; however, management believes this risk is minimal. No amounts have been received by the Company through December 31, 1999. The Cap agreement expires on March 4, 2003.

                                                            1999          1998
                                                            ----          ----
                                                              (in thousands)
         Financial instruments whose contract amounts represent credit risk:
              Commitments to extend credit            $   46,828        41,585
              Standby letters of credit               $    1,140           319

(13)    Other Operating Expenses
        Data processing expense of approximately $921,000, $1,153,000 and $1,024,000 for the years ended December 31, 1999, 1998 and 1997, respectively, was the only component of other operating expenses in excess of 1% of interest and other income

(14)    Branch Sales
        Effective December 31, 1998, the Bank sold substantially all the assets and liabilities of three of its four Walmart branch locations (Stockbridge, Fayetteville and Newnan) to The First Citizens Bank of Newnan ("FCBN"). The disposition resulted in a cash payment to FCBN of approximately $27,461,000 consisting of deposit liabilities of approximately $28,884,000, net of certain other assets. The gain on the sale of the branches of $100,000 is included in miscellaneous noninterest income.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(15) Community First Banking Company (Parent Company Only) Financial Information Parent company only information for 1999 and 1998 is presented for the Company. Information for the year ended December 31, 1997 is presented for Mutual prior to the conversion in March 1997.

                                 Balance Sheets

                           December 31, 1999 and 1998

                                 (in thousands)
                                                            1999       1998
                                                            ----       ----
                                      Assets
                                      ------
          Cash and cash equivalents                       $  131        263
          Securities available for sale                    2,664      4,008
          Investment in subsidiaries                      26,059     30,855
          Other assets                                     1,612         63
                                                         -------    -------

                                                        $ 30,466     35,189
                                                          ======     ======

                      Liabilities and Stockholders' Equity
                      ------------------------------------

          Due to subsidiaries                            $  -         4,011
          Accounts payable and accrued expenses              267         54
          Note payable                                     3,000      5,000
          Stockholders' equity                            27,199     26,124
                                                          ------     ------
                                                        $ 30,466     35,189
                                                          ======     ======

                             Statements of Earnings

              For the Years Ended December 31, 1999, 1998 and 1997

                                 (in thousands)
                                                                                 1999        1998         1997
                                                                                 ----        ----         ----
       Income:
         Dividend income from the Bank                                         $5,150      21,190          -
         Interest income                                                          116         368          544
         Gain (loss) on sale of securities available for sale                      (6)        141          -
                                                                                -----      ------         ----
                Total income                                                    5,260      21,699          544
                                                                                -----      ------         ----
       Operating expenses:
         Interest expense                                                         406         351          -
         ESOP and MRP expense                                                   3,544       1,556        2,156
         Other                                                                     69          53           90
                                                                                -----       -----        -----
                Total operating expenses                                        4,019       1,960        2,246
                                                                                -----       -----        -----
                Earnings (loss) before income tax benefit and equity in         1,241      19,739       (1,702)
                  undistributed earnings of subsidiaries

       Income tax benefit                                                       1,395         492          576
                                                                                -----       -----        -----
                Earnings (loss) before equity in undistributed earnings of subsidiaries or dividends received in excess of earnings
                  of subsidiaries                                               2,636      20,231       (1,126)
       Dividends received in excess of earnings of subsidiaries                (2,162)    (17,228)         -
       Equity in undistributed earnings of subsidiaries                           -          -           1,239
                                                                                -----       -----        -----

              Net earnings                                                    $   474       3,003          113
                                                                                =====       =====        =====

               COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARIES

(15)    Community   First  Banking   Company  (Parent  Company  Only)  Financial
        Information, continued

                            Statements of Cash Flows

                For the Years Ended December 31, 1999, 1998 and 1997

                                 (in thousands)
                                                                                              1999          1998        1997
                                                                                              ----          ----        ----
           Cash flows from operating activities:
              Net earnings                                                                   $ 474         3,003         113
              Adjustments to reconcile net earnings to net
                cash provided by operating activities:
                  Amortization                                                                   6             6           3
                  ESOP and MRP expense                                                       3,544         1,556       2,156
                  Loss (gain) on sale of securities available for sale                           6          (141)        -
                  Dividends received in excess of earnings of
                     subsidiaries                                                            2,162        17,228         -
                  Equity in undistributed earnings of subsidiaries                             -             -        (1,239)
                  Change in other assets and liabilities                                       865          (517)       (233)
                                                                                             -----        ------       -----

                       Net cash provided by operating activities                             7,057        21,135         800
                                                                                             -----        ------       -----
           Cash flows from investing activities:
              Proceeds from sales of securities available for sale                           1,183        11,937         -
              Purchase of securities available for sale                                        -          (8,648)     (6,603)
              Change in due to subsidiaries                                                 (4,011)       15,912     (11,901)
              Contributions of capital to the Bank                                             -             -       (23,634)
              Organization costs                                                               -             -           (30)
                                                                                             -----        ------      ------

                  Net cash provided (used) by investing activities                          (2,828)       19,201     (42,168)
                                                                                             -----        ------      ------

           Cash flows from financing activities:
              Payments of note payable                                                      (2,000)        5,000         -
              Payments of subordinated debentures                                              -             -        (1,100)
              Net proceeds from issuance of common stock                                       -             -        46,818
              Cash dividends paid                                                           (1,556)         (787)       (666)
              Purchase of ESOP shares                                                          -             -        (3,862)
              Purchase of treasury stock                                                      (805)      (45,435)        -
                                                                                              ----        ------       -----


                  Net cash provided (used) by financing activities                          (4,361)      (41,222)     41,190
                                                                                             -----        ------      ------

           Net change in cash                                                                 (132)         (886)       (178)

           Cash at beginning of year                                                           263         1,149       1,327
                                                                                             -----        ------      ------

           Cash at end of year                                                           $     131           263       1,149
                                                                                           =======        ======      ======

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

          Interest Rate Cap
          -----------------
          The fair value of the interest rate cap is determined by the counterparty.

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

        The carrying amount and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                                                               1999                       1998
                                                                     ------------------------      ---------------------
                                                                      Carrying      Estimated      Carrying    Estimated
                                                                        Amount     Fair Value        Amount   Fair Value
                                                                        ------     ----------        ------   ----------
                                                                                        (in thousands)
        Assets:
           Cash and cash equivalents                                 $  10,397         10,397        32,736       32,736
           Securities available for sale                             $  64,665         64,665        71,702       71,702
           Securities held to maturity                               $     184            184           232          236
           Other investments                                         $   3,173          3,173         2,328        2,328
           Loans, net                                                $ 290,804        294,906       264,855      269,580
           Mortgage loans held for sale                              $      59             59           199          199
           Interest rate cap                                         $     309            783           407          290

        Liabilities:
           Deposits                                                  $ 295,387        296,407       285,937      284,046
           Note payable and other borrowings                         $  55,345         55,595        47,945       47,432
           Federal funds purchased                                   $   5,684          5,684         -            -
           Subordinated debentures                                   $   -              -               900          900

        Unrecognized financial instruments:
           Commitments to extend credit                               $ 46,828         46,828        41,585       41,585
           Standby letters of credit                                  $  1,140          1,140           319          319

                             MARKET FOR COMMON STOCK
                         AND RELATED SHAREHOLDER MATTERS

     The common stock of Community First Banking Company is traded on The Nasdaq Stock Market ("Nasdaq") under the symbol CFBC. At December 31, 1999, CFBC had shareholders of record. The following table sets forth on a per share basis the high and low sales prices of the Company's common stock and the cash dividends paid by the Company on a quarterly basis for the past two years.

         Quarter Ended               High            Low          Dividend
         -------------               ----            ---          --------

       March 31, 1998               $23.50        $20.72          $.075
       June 30, 1998                $25.313       $22.25          $.075
       September 30, 1998           $23.375       $19.375         $.09
       December 31, 1998            $21.00        $18.625         $.11
        Total dividends paid 1998                                 $.35

       March 31, 1999               $22.00        $19.00          $.11
       June 30, 1999                $23.75        $18.00          $.115
       September 30, 1999           $20.375       $14.625         $.115
       December 31, 1999            $18.625       $15.25          $.1725
        Total dividends paid 1999                                 $.5125

                                    DIRECTORS

     The following individuals serve as directors of Community First Banking Company and Community First Bank:

                  Name                        Principal Occupation
-------------------------------------------   -------------------------------

T. Aubrey Silvey, Chairman of the Board       Chairman and CEO of Aubrey
                                              Silvey Enterprises

Gary D. Dorminey                              President and Chief Executive
                                              Officer of the Company and Bank

Anna L. Berry                                 Treasurer of Southwire Company,
                                              a major  manufacturer of wire
                                              products

Gary M. Bullock, Vice Chairman of the Board   President and CEO of Carroll
                                              Electric Membership Corporation
Jerry L. Clayton                              Owner of Clayton Pharmacy

W. Lamar Moody                                Manager of the Villa Rica office
                                              of Georgia Power

Thomas E. Reeve, Jr                           Retired Physician

Michael P. Steed                              President and Owner of Steed
                                              Company, a manufacturer of fabric
                                              labels

Dean B. Talley                                Physician

Thomas S. Upchurch                            President of the Georgia
                                              Partnership for Excellence in
                                              Education



                             CORPORATE HEADQUARTERS
                         Community First Banking Company
                                110 Dixie Street
                            Carrollton, Georgia 30117
                                 (770) 834-1071

                            NOTICE OF ANNUAL MEETING
                              The Annual Meeting of
                              Shareholders will be
                     held on April 27, 2000 at 2:00 p.m. at

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

                                  STOCK TRADING
                                 Community First
                                 Banking Company
                                 common stock is
                              traded on The Nasdaq
                               Stock Market under
                                the symbol CFBC.

                              PRIMARY MARKET MAKERS
                            Trident Securities, Inc.
                           Sandler O'Neill & Partners
                         Friedman Billings Ramsey & Co.
                           The Robinson-Humphrey Co.
                           Wachovia Securities, Inc.


                             SHAREHOLDERS OF RECORD
                                 Community First
                               Banking Company had
                               900 shareholders of
                              record as of December
                                    31, 1999.


               ANNUAL REPORT ON FORM 10-K The Company will furnish
                          without charge a copy of its
        Annual Report on Form 10-K filed with the Securities and Exchange
                  Commission for the fiscal year ended December
      31,1999, including financial statements and schedules, to any record or beneficial owner of its common stock as of
          March 11, 2000, who requests a copy of such report. Requests should be in writing addressed to:
                                  C. Lynn Gable
                             Chief Financial Officer
                         Community First Banking Company
                                110 Dixie Street
                              Carrollton, GA 30117


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

                         INDEPENDENT PUBLIC ACCOUNTANTS
                            Porter Keadle Moore, LLP
                               Atlanta, Georgia

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